2018

AMERICAN EXPRESS COMPANY PROXY STATEMENT





A heritage built on service and sustained by innovation

We're a global services company that provides customers with access to products, insights and experiences that enrich lives and build business success

| Our Vision | Provide the world's best customer experience every day |
| Our Mission | Become essential to our customers by providing differentiated products and services to help them achieve their aspirations |





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AMERICAN EXPRESS

American Express Company
200 Vesey Street
New York, New York 10285

Notice of Annual Meeting of Shareholders



WHEN

Monday, May 7, 2018
9:00 a.m. Eastern Time



WHERE

American Express Company
200 Vesey Street, 26th Floor
New York, New York 10285



RECORD DATE

March 9, 2018



ITEMS OF BUSINESS

To vote on the following proposals:

1 Election of directors proposed by our Board of Directors for a term of one year, as set forth in this proxy statement

2 Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2018

3 Advisory resolution to approve executive compensation

4 Two shareholder proposals if properly presented at the meeting

5 Such other business that may properly come before the meeting

Tangela S. R

TANGELA S. RICHTER
Corporate Secretary and Chief Governance Officer
March 19, 2018

Important notice regarding the availability of proxy materials for the 2018 annual meeting to be held on May 7, 2018

Our proxy statement and annual report are available online at http://ir.americanexpress.com.* We will mail to certain shareholders a notice of internet availability of proxy materials, which contains instructions on how to access these materials and vote online. We expect to mail this notice and to begin mailing our proxy materials on or about March 20, 2018.

* Web links throughout this document are provided for convenience only. Information from the American Express website is not incorporated by reference into this proxy statement.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You can identify forward-looking statements by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “estimate,” “predict,” “potential,” “continue” or other similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including those contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the Company’s other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

Table of Contents

3   Notice of Annual Meeting of Shareholders

5   Proxy Summary and Voting Roadmap

10   Corporate Governance at American Express

10   **ITEM 1** Election of Directors for a Term of One Year

10   Our Director Nominees

17   Our Board's Composition

23   Our Board's Primary Role and Responsibilities, Structure and Processes

30   Shareholder Engagement

33   Board Committees

37   Compensation of Directors

38   Director Stock Ownership

39   Director and Officer Liability Insurance

39   Certain Relationships and Transactions

41   The Service Effect: Corporate Social Responsibility at American Express

45   Audit Committee Matters

45   **ITEM 2** Ratification of Appointment of Independent Registered Public Accounting Firm

47   PricewaterhouseCoopers LLP Fees and Services

48   Report of the Audit and Compliance Committee

49   Executive Compensation

49   **ITEM 3** Advisory Resolution to Approve Executive Compensation (Say on Pay)

50   Compensation Discussion and Analysis

51   Executive Summary

54   Executive Compensation Principles and Strategy

55   Elements of Total Direct Compensation

59   The Compensation Process

60   Pay Decisions, Performance and Outcomes for 2017

69   Other

69   Stock Ownership Guidelines

72   Report of the Compensation and Benefits Committee

74   Summary Compensation Table

77   Grants of Plan-Based Awards

79   Outstanding Equity Awards at Fiscal Year-End 2017

80   Option Exercises and Stock Vested in 2017

81   Retirement Plan Benefits

82   Nonqualified Deferred Compensation

84   Potential Payments Upon Termination or CIC

88   Equity Compensation Plans

89   Shareholder Proposals

89   **ITEM 4** Shareholder Proposal Relating to Action by Written Consent

91   **ITEM 5** Shareholder Proposal Relating to Independent Board Chairman

94   Stock Ownership Information

95   Section 16(a) Beneficial Ownership Reporting Compliance

96   Other Information

96   Attending the Annual Meeting of Shareholders and Webcast

97   Notice of Business to Come Before the Meeting

97   2018 Annual Meeting of Shareholders Information

98   Additional Voting Information

100   Multiple Shareholders Sharing the Same Address

100   Availability of Form 10-K

101   Annex A—Additional Information Regarding Participants in the Solicitation

106   Annex B—Information Regarding Non-GAAP Financial Measures

108   Location of the 2018 Annual Meeting and How to Get There

Proxy Summary and Voting Roadmap

This section provides a summary of certain information in this proxy statement. Please review the complete proxy statement and annual report before you vote.

ITEM 1

Election of Directors for a Term of One Year

✔ The Board recommends a vote **FOR** each of these director nominees.

You are being asked to elect 13 directors. With the exception of Robert D. Walter and Ursula M. Burns, who are retiring from our Board of Directors (Board), each of our current directors is standing for election to hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualified.

Detailed information about each nominee's background, skills and expertise can be found starting on **page 11**. ▶

Details regarding our retiring directors can be found on **page 17**. ▶

Name	Director Since	Board Committees						Other Public Boards
		AC	CB	IT	NG	PR	R	
Charlene Barshefsky, 67 *Senior International Partner, WilmerHale*	2001			Ⓒ		●	●	The Estée Lauder Companies Inc. Intel Corporation
John J. Brennan, 63 *Chairman Emeritus and Senior Advisor, The Vanguard Group*	2017	●	●				Ⓒ	General Electric Company
Peter Chernin, 66 *Founder and CEO, Chernin Entertainment, LLC and The Chernin Group LLC*	2006		●		Ⓒ			
Ralph de la Vega, 66 *Former Vice Chairman, AT&T Inc.*	2016	●	●	●				Amdocs
Anne Lauvergeon, 58 *Chairman and CEO, A.L.P.*	2013	●				●		Suez Koç Holding
Michael O. Leavitt, 67 *Founder and Chairman, Leavitt Partners, LLC*	2015	●				Ⓒ		Medtronic, Inc.
Theodore J. Leonsis, 62 *Chairman and CEO, Monumental Sports & Entertainment, LLC*	2010			●	●	●		Groupon, Inc.
Richard C. Levin, 70 *Senior Advisor and Former CEO, Coursera*	2007					●	●	
Samuel J. Palmisano, 66 *Former Chairman, President and CEO, IBM*	2013		●		●			Exxon Mobil Corporation
Stephen J. Squeri, 59 Ⓒ *Chairman and CEO, American Express Company*	2018							
Daniel L. Vasella, 64 *Honorary Chairman and Former Chairman and CEO, Novartis AG*	2012	Ⓒ			●		●	PepsiCo, Inc.
Ronald A. Williams, 68 Ⓛ *Former Chairman and CEO, Aetna, Inc.*	2007		Ⓒ		●			The Boeing Company Johnson & Johnson
Christopher D. Young, 46 *CEO of McAfee, LLC*	2018			●			●	Snap Inc.

Ⓒ Chairman
Ⓛ Lead Independent Director
● Member

AC Audit and Compliance
CB Compensation and Benefits
IT Innovation and Technology

NG Nominating and Governance
PR Public Responsibility
R Risk

Director Attendance

During 2017, our Board met nine times and our committees met 45 times (in the aggregate). All directors attended 75 percent or more of the meetings of the Board and Board committees on which they served in 2017.

Twelve of our 14 directors serving in 2017 attended the 2017 annual meeting. Our Board strongly encourages all of its members to attend the annual meeting but understands there may be exigent circumstances.

Board Highlights (Directors Standing for Election)



GENDER	●●○○○○○○○○○○○	2 female
ETHNICITY	●●●○○○○○○○○○○	3 minorities
GEOGRAPHIC LOCATION	●●○○○○○○○○○○○	2 reside outside the U.S.
DIRECTOR INDEPENDENCE	●●●●●●●●●●●●○	12 independent

Diversity of Tenure (Non-management Directors)



YEARS	
<1	●
1-3	●●
4-6	●●●
7-10	●●
>10	●●●●

AVERAGE TENURE

6.3 YEARS

AVERAGE AGE

63.6 YEARS

Diversity of Viewpoints and Experience



- Core Business, Operations and Management Expertise
- Senior Management and Leadership Skills
- Technology and Cybersecurity Experience
- Government, Legal and Public Policy Experience
- Financial, Investment and M&A Experience
- Public Company Governance Experience
- Risk and Audit Oversight Experience
- Brand and Marketing Expertise
- Global Business Experience
- Financial Literacy

Corporate Governance Highlights

- ✓ Active and ongoing shareholder engagement
- ✓ Well-executed Chief Executive Officer (CEO) succession plan in 2017-2018 and ongoing Board and senior management succession planning
- ✓ Strong Lead Independent Director with explicit duties and responsibilities
- ✓ Diverse Board that provides a range of viewpoints
- ✓ Regular Board and committee refreshment with a range of tenures
- ✓ Executive sessions led by the Lead Independent Director at each regular in-person board meeting without management present
- ✓ Annual off-site Board meeting focused on Company strategy
- ✓ Key management and rising talent reviewed at an annual talent review board meeting
- ✓ Risk aware culture overseen by a separate Risk Committee of the Board
- ✓ Annual election of all directors
- ✓ All directors are independent except the Chairman
- ✓ Majority voting for directors (in uncontested elections)
- ✓ Mandatory retirement age policy for all directors
- ✓ Proxy access rights
- ✓ 25 percent of shareholders are able to call special meetings
- ✓ Significant share ownership requirements for senior executives and directors
- ✓ Robust Director Code of Conduct
- ✓ Annual board and committee performance evaluations
- ✓ Director access to experts and advisors, both internal and external

ITEM 2

Ratification of Appointment of
PricewaterhouseCoopers LLP for 2018

✓ The Board recommends a vote **FOR** this item.

The Audit and Compliance Committee reappointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for 2018. We are asking you to ratify this appointment. PwC has been our independent auditor since 2005.

One or more representatives of PwC will be present at the annual meeting and available to respond to appropriate questions.

Additional information about the committee's appointment of PwC and PwC's fees for 2017 and 2016 can be found beginning on **page 47.** ▶

ITEM 3

Advisory Resolution to Approve
Executive Compensation (Say on Pay)

✓ The Board recommends a vote **FOR** this item.

We are asking you to approve on an advisory basis the compensation of our Named Executive Officers (NEOs). We believe that the compensation of our NEOs appropriately motivates and retains our executives and delivers pay which is strongly linked to the Company's performance over time.

Additional information about the Company's compensation program can be found beginning on **page 49.** ▶

2017 Performance

Our results for 2017 reflect a strong finish to our two-year game plan as we successfully executed against our key priorities laid out for 2016 and 2017:	• Accelerating revenue growth • Optimizing investments • Resetting our cost base
Our performance in 2017 benefits from the investments we have made in a variety of growth opportunities over the last several years, along with the new products and benefits we have added for both consumers and businesses:	• Total cards-in-force grew by more than 2.9 million • Worldwide spending on our cards increased by 5 percent to a record $1.1 trillion • Card Member loans rose 12 percent, significantly outpacing the industry • An additional 1.5 million new merchant locations-in-force in the United States • Credit quality stayed strong throughout the year
As a result, we were able to raise our earnings expectations over the course of the year and delivered strong returns for our shareholders:	• Total revenues rose 4 percent in 2017 • Earnings per share (EPS) was $2.97 on a reported basis and $5.87 excluding the impacts of the Tax Cuts and Jobs Act (Tax Act)[1], which was in line with the guidance the Company offered in October 2017 (EPS of $5.80 to $5.90) and above the initial guidance from the start of the year (EPS of $5.60 to $5.80) • Return on Equity (ROE) was 13.1 percent (adj. 25.4 percent[1]) • Total shareholder return (TSR) was 36 percent for 2017[2]

[1]   Adjusted diluted EPS and adjusted ROE, both excluding the impacts of the Tax Act of $2.6 billion, are non-GAAP measures. The estimated impacts may be refined in the future as additional guidance and interpretations become available. See Annex B for a reconciliation to EPS and ROE on a GAAP basis.

[2]   TSR is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Source: Bloomberg (returns compounded daily).

Awarded Total Direct Compensation (TDC) for our CEO for 2017 Performance

The Company delivered strong performance in 2017 and the Compensation and Benefits Committee (CBC) concluded that Mr. Chenault earned the maximum Annual Incentive Award (AIA) (approximately $8.3 million) at 125 percent of target. This amount is paid in Restricted Stock Units (RSUs) instead of cash to provide more emphasis on the Company's stock performance, and the vesting of these RSUs is deferred until one year after his retirement in 2018. In addition, the CBC awarded Mr. Chenault a Portfolio Grant (PG) of $1.5 million in early 2018. PGs are a portion of long-term incentive compensation tied to three-year performance (in this case 2018-2020). The long-term vesting of this award incentivized the appropriate balance of short/long-term performance during Mr. Chenault's final year, and aligned his 2017 compensation with the success of the ongoing strategic initiatives that are likely to drive performance in 2018 and beyond. Mr. Chenault did not receive any other long-term incentive award due to his retirement. Mr. Chenault's compensation for 2017, other than his base salary, consisted of performance-contingent, multi-year awards tied to specific financial and operational goals. See page 62 for more information on Mr. Chenault's compensation.

With most of Mr. Chenault's compensation subject to multi-year performance goals, his pay was tied closely to the long-term success of the Company.

Details regarding Mr. Chenault's TDC is on page 62.

Our Compensation Discussion and Analysis (CD&A) begins on page 50 and our Summary Compensation Table and other related tables and narrative discussion begin on page 74.

ITEMS $4 \& 5$

Two Shareholder Proposals
(If Properly Presented)

✖ The Board recommends a vote **AGAINST** both proposals.

You will have the opportunity to vote on two shareholder proposals, if they are properly presented at the meeting.

The text of these proposals, the proponents' statements in support and our responses are set forth beginning on **page 89.** ▶

Corporate Governance at American Express

ITEM 1

Election of Directors
for a Term of One Year

✓ Our Board recommends a vote **FOR** the election of the nominees listed on pages 11-17.

Our Board currently has 15 members. Thirteen of our directors are standing for election to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Two of our directors are retiring and not standing for reelection. Our Board has appointed Laureen Seeger, Tangela S. Richter and Kristina V. Fink as proxies to vote your shares on your behalf. The proxies intend to vote for the election of each of the 13 candidates nominated by the Board unless you indicate otherwise on your proxy or voting instruction form or when you vote by telephone or online. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

As described on page 96 under Additional Matters, a former employee of the Company, Mr. Peter Lindner, indicated an intention to present himself as a nominee at the meeting. Accordingly, the number of nominees for election at the 2018 meeting will exceed the number of directors to be elected, which will result in a contested election under our Certificate of Incorporation. In a contested election, majority voting is replaced by plurality voting, so that the 13 candidates that receive the greatest number of votes cast for their election as a director will be the persons elected to the Board for the following year. Our Board recommends that you vote your shares for the candidates they have nominated.

Our Director Nominees

Our director nominees have held senior positions as leaders of various large, complex businesses and organizations and in government, demonstrating their ability to develop and execute significant and complex policy and operational objectives at the highest levels. Many of our nominees have been chief executives or chief operating officers of large, global businesses through which they have developed expertise in core business strategy and development, operations, finance, talent management and leadership development, compliance, controls and risk management as well as skills to respond to rapidly evolving business environments and foster innovation and business transformation. In addition, our nominees' experiences serving on other boards bring valuable knowledge and expertise in the areas of governance, talent management and compensation, financial reporting, risk management and control and compliance. Detailed information about each nominee follows.



CHARLENE BARSHEFSKY   **Senior International Partner, WilmerHale**

Director since **2001**
Age **67**

Since 2001, Ambassador Barshefsky has been Senior International Partner at WilmerHale, a multinational law firm based in Washington, D.C. She advises U.S. and international companies on international business transactions, government relations, market access, and foreign government regulation of business and investment. Prior to joining WilmerHale, Ambassador Barshefsky was the United States Trade Representative (USTR) and a member of President Clinton's Cabinet from 1997 to 2001, and Acting and Deputy USTR from 1993 to 1996. As the USTR, she served as chief trade negotiator and principal trade policymaker for the United States and, in both roles, negotiated complex market access, regulatory, and investment agreements with virtually every major country in the world. Ambassador Barshefsky is a trustee of the Howard Hughes Medical Institute and a member of the Council on Foreign Relations.

Specific qualifications, experience, skills and expertise:

- High-level government service
- Expertise negotiating with foreign governments
- Advisor to firms on doing business in international markets
- Broad legal and public policy experience
- Public company governance

American Express Committees
- Innovation and Technology **(Chair)**
- Public Responsibility
- Risk

Other Public Directorships
- The Estée Lauder Companies Inc.
- Intel Corporation

Other Directorships in past five years
- Starwood Hotels & Resorts Worldwide, Inc.



JOHN J. BRENNAN   **Chairman Emeritus and Senior Advisor, The Vanguard Group**

Director since **2017**
Age **63**

Mr. Brennan has been chairman emeritus and senior advisor of The Vanguard Group, Inc., a global investment management company, since 2010. Mr. Brennan joined Vanguard in July 1982, was elected Chief Financial Officer in 1985, and President in 1989. He was CEO from 1996 to 2008 and Chairman of the Board from 1998 to 2009. Mr. Brennan is the former Chairman of the Board of Governors of The Financial Industry Regulatory Authority (FINRA), a U.S. financial services industry regulator; Chairman of the Board of Trustees of the University of Notre Dame; Chairman of the Vanguard Charitable Endowment Program; and Founding Trustee of the King Abdullah University of Science and Technology. Mr. Brennan is a former Chairman of the Financial Accounting Foundation, an overseer of financial accounting and reporting standard-setting boards.

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- CFO and financial accounting expertise
- Risk and audit oversight
- Financial industry operations and regulation
- Institutional investor perspective

American Express Committees
- Audit and Compliance
- Compensation and Benefits
- Risk **(Chair)**

Other Public Directorships
- General Electric Company

Other Directorships in past five years
- The Guardian Life Insurance Company of America
- Hanover Insurance Group Inc.
- LPL Financial Holdings, Inc.



PETER CHERNIN
Founder and CEO, Chernin Entertainment, LLC and the Chernin Group LLC

Director since **2006**
Age **66**

From June 2009 to the present, Mr. Chernin has served as Founder and CEO of Chernin Entertainment, LLC, a film and television production company, and The Chernin Group, LLC, which is involved in strategic opportunities in media, technology and entertainment. He is also co-founder of CA Media, L.P., which builds and manages media, technology and entertainment businesses throughout the Asia Pacific region. Mr. Chernin was President, Chief Operating Officer and a director of News Corporation from October 1996 to June 2009, and was Chairman and CEO of the Fox Group, where he oversaw the global operations of the company's film, television, satellite cable and digital media businesses. At News Corporation, Mr. Chernin led the company's expansion into the broadband and mobile markets through the creation of Fox Interactive Media, Hulu, Jamba and other digital properties. Mr. Chernin is a Chairman and Co-Founder of Malaria No More, a co-chair of the Board of Visitors of the University of California, Berkeley and a former director of the Harvard AIDS Initiative.

Other Directorships in past five years
- Pandora Media, Inc.
- Twitter, Inc.

Specific qualifications, experience, skills and expertise:
- Core business, operations and management
- Experience building global media businesses
- Digital business development
- Brand and marketing expertise
- Public company governance

American Express Committees
- Compensation and Benefits
- Nominating and Governance **(Chair)**



RALPH DE LA VEGA
Former Vice Chairman of AT&T Inc.

Director since **2016**
Age **66**

Mr. de la Vega was Vice Chairman of AT&T Inc. and CEO of Business Solutions and International, AT&T from February 2016 through December 2016. In this role, Mr. de la Vega led AT&T's Integrated Business Solutions group (both mobile and IP services), which served more than 3.5 million business customers in 200 countries and territories, and nearly all of the Fortune 1000 firms globally, and AT&T's Mexican wireless business and DIRECTV Latin America, which was part of AT&T's 2015 acquisition of DIRECTV. Mr. de la Vega was President and CEO, AT&T Mobile and Business Solutions, from August 2014 to February 2016; President and CEO of AT&T Mobility from 2007 to 2014; and prior thereto, the Chief Operating Officer of Cingular Wireless and President of BellSouth Latin America. Mr. de la Vega is a director of New York Life Insurance Company, where he is chair of the Audit Committee and a member of the Governance and Insurance & Operations Committees. He also serves on the boards of Junior Achievement Worldwide, the Boy Scouts of America and the Latino Donor Collaborative.

Other Public Directorships
- Amdocs

Other Directorships in past five years
- New York Life Insurance Company

Specific qualifications, experience, skills and expertise:
- Core business, operations and management
- Global business leader
- Deep experience in Latin America
- Digital and mobile technology expertise
- Risk and audit oversight

American Express Committees
- Audit and Compliance
- Compensation and Benefits
- Innovation and Technology



ANNE LAUVERGEON   **Chairman and CEO, A.L.P.**

Director since **2013**
Age **58**

Ms. Lauvergeon is Chairman and CEO of A.L.P. a private French advisory company and, since 2014, has been Chairman of Sigfox, a French start-up that operates a cellular network dedicated exclusively to small messages. She is a former Partner and Managing Director of Efficiency Capital, an advisory firm dedicated to funding technology and natural resources investments, where she served from 2012 to April 2014; former CEO of AREVA Group, the leading French energy company, where she served from July 2001 to June 2011; and former Chairman and CEO of AREVA NC (formerly Cogema) where she served from June 1999 to June 2011. Ms. Lauvergeon started her professional career in 1983 in the steel industry and in 1990 she was named Advisor for Economic International Affairs to the French Presidency and Deputy Chief of Staff in 1991. In 1995 she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in 1997. Ms. Lauvergeon has been a member of the United Nations Global Compact Board, an executive committee member of the World Business Council for Sustainable Development, and involved in various not for profit organizations in France. She has been the Chair of the Innovation 2030 Commission, launched by the President of France to stimulate innovation in France since 2013.

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- Deep business experience in Europe
- Government experience
- Public policy experience in sustainability
- Public company governance

American Express Committees
- Audit and Compliance
- Public Responsibility

Other Public Directorships
- Suez
- Koç Holding

Other Directorships in past five years
- Avril
- Airbus Group
- Rio Tinto plc
- Total S.A.
- Vodafone Group Plc.



MICHAEL O. LEAVITT   **Founder and Chairman, Leavitt Partners**

Director since **2015**
Age **67**

Since 2009, Governor Leavitt has been Founder and Chairman of Leavitt Partners, LLC, a health care consulting firm, and since 2014, he has been Chairman of Leavitt Equity Partners, a private equity fund. Prior to that, Governor Leavitt was the United States Secretary of Health and Human Services from 2005 to 2009; Administrator of the Environmental Protection Agency from 2003 to 2005; and Governor of Utah from 1993 to 2003. Governor Leavitt has extensive management and leadership experience, including serving as the Governor of Utah, appointments to positions with the U.S. government where he oversaw and advised on issues of national concern, and overseeing Leavitt Partners' work advising clients and making investments in the health care sector.

Specific qualifications, experience, skills and expertise:

- Deep government experience
- Senior executive and administrative experience
- Public policy experience
- Regulatory experience
- Public company governance

American Express Committees
- Audit and Compliance
- Public Responsibility **(Chair)**

Other Public Directorships
- Medtronic, Inc.

Other Directorships in past five years
- HealthEquity, Inc.



THEODORE J. LEONSIS
Chairman and CEO, Monumental Sports & Entertainment, LLC

Director since **2010**
Age **62**

Since 2009, Mr. Leonsis has been Chairman and CEO of Monumental Sports & Entertainment, LLC, a sports, entertainment, media and technology company that owns the NBA's Washington Wizards, NHL's Washington Capitals, the WNBA's Washington Mystics, the Capital One Arena in Washington, D.C., Monumental Sports Network, two Arena Football League teams, an interest in Team Liquid and an NBA2K eSports team. Mr. Leonsis has also been Vice Chairman Emeritus of AOL LLC, a leading global ad-supported Web company, since December 2006. Mr. Leonsis held a number of executive positions with AOL from September 1994 to December 2006, most recently as Vice Chairman and President, AOL Audience Business. He is also a filmmaker, an author and a director of several private internet and technology companies and educational institutions. Mr. Leonsis was Chairman of Revolution Money, Inc., which American Express acquired in January 2010. In November 2011, Mr. Leonsis cofounded Revolution Growth II, LP, a "speedup capital" fund to invest in technology-enabled businesses. In 2015, Mr. Leonsis cofounded Revolution Growth III, LP, a similar fund to invest in and build innovative, high-growth businesses.

Other Public Directorships
- Groupon, Inc.

Other Directorships in past five years
- Nutrisystem
- Alcatel-Lucent

Specific qualifications, experience, skills and expertise:

- Successful innovator and entrepreneur
- Core business, operations and management
- Expertise in social media and digital trends
- Brand and marketing expertise
- Public company governance

American Express Committees
- Innovation and Technology
- Nominating and Governance
- Public Responsibility



RICHARD C. LEVIN
Senior Advisor and Former CEO, Coursera

Director since **2007**
Age **70**

Mr. Levin is a Senior Advisor at Coursera, an educational platform that partners with top universities and organizations worldwide to offer courses online. He was previously the CEO of Coursera from April 2014 to June 2017. Mr. Levin is also President Emeritus of Yale University and was President of Yale from July 1993 to August 2013. He was a Frederick William Beinecke Professor of Economics, a former Chair of Yale's Economics Department and Dean of Yale's Graduate School of Arts and Sciences. Mr. Levin also is a trustee of the William and Flora Hewlett Foundation, one of the largest philanthropic organizations in the United States concerned with solving social and environmental problems. He is a member of the National Committee on United States-China Relations, a fellow of the American Academy of Arts and Sciences and the American Philosophical Society. Mr. Levin has served on a number of Presidential Commissions and was appointed by President Obama to serve on the President's Council of Advisors for Science and Technology.

Other Directorships in past five years
- C-3 Energy

Specific qualifications, experience, skills and expertise:

- Thought leader in American higher education
- Distinguished economist
- Expertise in statistical analysis and modeling
- Leader in U.S.-China cooperation
- Public policy experience

American Express Committees
- Public Responsibility
- Risk



SAMUEL J. PALMISANO   **Former Chairman, President and CEO, IBM**

Director since **2013**
Age **66**

Mr. Palmisano is former Chairman, President and CEO of IBM, a company that provides business and information technology products and services. Mr. Palmisano joined IBM in 1973. He was elected Senior Vice President and Group Executive of the Personal Systems Group in 1997, Senior Vice President and Group Executive of IBM Global Services in 1998, Senior Vice President and Group Executive of Enterprise Systems in 1999, President and Chief Operating Officer in 2000, CEO in 2002 and Chairman of the Board in 2003. Mr. Palmisano was President and CEO through 2011, Chairman through September 2012 and senior adviser to IBM through December 2012. Mr. Palmisano is Chairman of the Center for Global Enterprises, a private, nonprofit research institution devoted to the study of contemporary corporations, globalization, economic trends and their impact on society. Mr. Palmisano was appointed by President Obama as Vice Chair of the Commission on Enhancing National Cybersecurity, a bipartisan government-industry panel that was charged with providing detailed recommendations to strengthen public and private sector cybersecurity defenses. Mr. Palmisano was also co-chair of an independent task force of the Council on Foreign Relations on cybersecurity.

Specific qualifications, experience, skills and expertise:

- Core business, operations and management
- Global business thought leader
- Cybersecurity experience
- Financial, investment and M&A expertise
- Public company governance

American Express Committees
- Compensation and Benefits
- Nominating and Governance

Other Public Directorships
- Exxon Mobil Corporation

Other Directorships in past five years
- IBM



STEPHEN J. SQUERI   **Chairman and CEO, American Express Company**

Director since **2018**
Age **59**

Mr. Squeri has been Chairman and CEO of American Express Company since February 2018. Mr. Squeri is a 32-year veteran of American Express, having joined the company in 1985. He was Vice Chairman of American Express Company from July 2015 to February 2018 and led the Business-to-Business Group from October 2015 to February 2018. Prior to that, he was Group President, Global Corporate Services from November 2011 to October 2015. From October 2009 to November 2011, he was Group President of Global Services. In addition, from May 2005 to October 2009, he served as Executive Vice President and Chief Information Officer for the Company.

Specific qualifications, experience, skills and expertise:

- Unique perspective as Company CEO
- Core business, operations and management
- Payments and network industry expertise
- Expertise in digital and mobile innovation
- Brand and marketing expertise

Other Directorships in past five years
- The Guardian Life Insurance Company of America
- J. Crew Group



DANIEL L. VASELLA

Honorary Chairman and Former Chairman and CEO, Novartis AG

Director since **2012**
Age **64**

Dr. Vasella is Honorary Chairman and former Chairman and CEO of Novartis AG, a company that engages in the research, development, manufacture and marketing of health care products worldwide. Dr. Vasella served as Chairman of Novartis from 1999 to February 2013 and as CEO from 1996 to January 2010. From 1992 to 1996, Dr. Vasella held the positions of CEO, Chief Operating Officer, Senior Vice President, Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. Dr. Vasella is currently working as a coach to senior executives. He is a member of the International Business Leaders Advisory Council for the Mayor of Shanghai, a foreign honorary member of the Academy of Arts and Sciences, a trustee of the Carnegie Endowment for International Peace and a member of several educational institutions.

Other Public Directorships
• PepsiCo, Inc.

Other Directorships in past five years
• Novartis AG
• XBiotech

Specific qualifications, experience, skills and expertise:

• Core business, operations and management
• Finance, investment and M&A experience
• Global business leader
• Led a highly regulated business
• Public company governance

American Express Committees
• Audit and Compliance **(Chair)**
• Nominating and Governance
• Risk



RONALD A. WILLIAMS

Former Chairman and CEO, Aetna, Inc.

Director since **2007**
Lead Independent Director since 2018
Age **68**

Mr. Williams is the former Chairman and CEO of Aetna, Inc., a leading diversified health care benefits company. He was Chairman from October 2006 to April 2011; CEO from February 2006 to November 2010; and President from May 2002 to July 2007. He serves as an operating advisor to Clayton, Dubilier & Rice, LLC. He is a trustee of the Massachusetts Institute of Technology where he is also a member of the Dean's Advisory Council and Alfred P. Sloan Management Society. He is a trustee of the Committee for Economic Development and Vice Chair of the Board of Trustees of the Conference Board, a global, independent business membership and research association working in the public interest. Prior to joining Aetna, Mr. Williams cofounded several businesses and served in senior management positions at a number of other companies.

Other Public Directorships
• The Boeing Company
• Johnson & Johnson

Other Directorships in past five years
• Envision Healthcare

Specific qualifications, experience, skills and expertise:

• Core business, operations and management
• Finance, risk management and investment expertise
• Led a highly regulated business
• Experience innovating through information technology
• Public company governance

American Express Committees
• Compensation and Benefits **(Chair)**
• Nominating and Governance

CHRISTOPHER D. YOUNG   CEO, McAfee, LLC



Director since **2018**
Age **46**

Mr. Young has been CEO of McAfee, LLC, one of the world's leading independent cybersecurity companies, since April 2017. Mr. Young joined Intel in 2014 and led the initiative to spin out McAfee. Earlier in his career, he led cybersecurity efforts at Cisco, RSA (a division of Dell EMC) and AOL. Mr. Young also led end user computing at VMware and cofounded the company, Cyveillance. Mr. Young serves as a member of the President's National Security Telecommunications Advisory Committee (NSTAC) and on the board of the non-profit Cyber Threat Alliance. Mr. Young is a former board member of Rapid7, a cybersecurity firm, and formerly served on the Board of Trustees of Princeton University.

Other Public Directorships
• Snap Inc.

Other Directorships in past five years
• Rapid7

Specific qualifications, experience, skills and expertise:

• Cybersecurity expert
• Core business, operations and management
• Experience in national security and emergency preparedness
• Product development and marketing experience
• Public company governance

American Express Committees
• Innovation and Technology
• Risk

Our Retiring Directors

Robert D. Walter and Ursula M. Burns are retiring from our Board at the end of their current terms and, therefore, will not stand for reelection at our annual meeting. We thank them for their service and wish them continued success in the future.

Our Board's Composition

Our Board Leadership Structure

We believe that strong independent leadership is essential for our Board to perform its primary oversight functions.

Our Board is led by a combination of Mr. Williams, our Lead Independent Director, and Mr. Squeri, Chairman and CEO, supplemented by engaged committee chairs and independent-minded, skilled and committed directors. Our Board believes that this leadership structure improves the Board's ability to focus on key policy and operational issues and helps the Company operate in the long-term interests of shareholders.

The Board's succession planning discussions surrounding the recent changes in the Chairman and CEO and Lead Independent Director roles included extensive discussions of the Board's leadership structure. Through these processes, the Board determined that continuing with the combined Chairman and CEO structure, in combination with a strong Lead Independent Director, provides the best leadership structure for the Company at this time and creates an environment in which the Board can work effectively and appropriately challenge management. Furthermore, a Chairman and CEO with an operational focus who brings valuable insight into the boardroom, will be able to guide thoughtful and incisive discussions about strategy, planning, risk management and operations. Moreover, given the global and complex nature of our business, including the regulatory environment in which we operate, having one clear leader in both the Chairman and CEO roles, with extensive company experience and deep industry expertise, provides critical and effective leadership both internally and externally.

Our Board Leadership – Strong Lead Independent Director



RONALD A. WILLIAMS
Lead Independent Director

Ronald A. Williams was elected by the independent directors of our Board to serve as Lead Independent Director, effective March 13, 2018. Mr. Williams succeeds Robert D. Walter who has reached our mandatory retirement age and will not stand for reelection at our annual meeting.

Mr. Williams joined our Board in 2007. During his tenure as a Board member, Mr. Williams has established strong working relationships with his fellow directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our business. Mr. Williams is a former member and chair of the Audit and Compliance Committee of the Board and served as the chair of the Risk Committee since its formation as a separate Board committee in 2013 until he was appointed Lead Independent Director. Currently, he serves as chair of the Compensation and Benefits Committee and as a member of the Nominating and Governance Committee.

Mr. Williams was selected to serve as Lead Independent Director as a result of a vigorous vetting process led by the Nominating and Governance Committee which included extensive discussions of potential candidates with all members of the Board to seek input and reach alignment. These robust discussions took into account independent director tenures and committee membership histories along with a potential candidate's willingness and ability to serve as Lead Independent Director, understanding that the position entails significant responsibility. Potential candidates were also examined against the following ideal Lead Independent Director qualities and skills:

✓ Inspires trust and confidence and has the overwhelming support of all directors;

✓ Able to ask difficult questions and, simultaneously, to work collegially and build consensus;

✓ Able to forge a productive relationship with the Chairman;

✓ Possesses wisdom, excellent judgment and high integrity;

✓ Has held substantial leadership positions for significant periods of time and demonstrates a practical understanding of strategy and risk management, and has the know how to drive change and growth;

✓ Willing and able to allocate the required time to effectively tackle the role and responsibilities of the job and evolve in the role as circumstances change;

✓ Will appropriately represent the directors' views, present feedback to management and monitor that the feedback is appropriately addressed;

✓ Has a thorough understanding and deep knowledge of the Company's business and history, go-forward strategy and challenges;

✓ Has been a member of either the Audit and Compliance Committee or Risk Committee of the Company's Board and understands the most significant risks that the Company faces; and

✓ Is familiar with corporate governance best practices and related procedures.

After much thoughtful deliberation, the independent directors reached unanimous agreement that Mr. Williams has each of the above qualities and skills and will provide strong and effective leadership as the Board's Lead Independent Director.

Our Lead Independent Director's Role and Responsibilities

The Board recognizes that in circumstances like ours where the positions of Chairman and CEO are combined, a strong Lead Independent Director with a clearly defined role and set of responsibilities are paramount for constructive and effective leadership. Therefore, the position of Lead Independent Director at American Express comes with a clear mandate and significant authority and responsibilities which are detailed in our Board-approved Corporate Governance Principles. Our Corporate Governance Principles provide that the Lead Independent Director will:

- ✓ Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached at those sessions;
- ✓ Call additional meetings of independent directors as needed;
- ✓ Lead the Board in putting forth its expectations for "tone at the top";
- ✓ Meet regularly with the Chairman and serve as a liaison between the Chairman and the independent directors;
- ✓ Facilitate effective and candid communication to optimize Board performance;
- ✓ Advise the Chairman of the Board's informational needs and review and approve the types of information sent to the Board and Board meeting agendas;
- ✓ Review and approve the schedule of Board meetings to assure there is sufficient time for discussion of all agenda items;
- ✓ Monitor and coordinate with the Chairman on appropriate governance issues and developments; and
- ✓ Be available as appropriate for consultation and direct communication with major shareholders.

Board Diversity

While we do not have a specific policy on board diversity, our Corporate Governance Principles provide that the Board should be diverse, engaged and independent. When reviewing potential board nominees, the Nominating and Governance Committee considers the diversity of the Board, including gender and race, and does not discriminate on the basis of ethnicity, sexual orientation, culture or nationality. We believe the composition of our Board appropriately reflects a diversity of viewpoints, skills, professional and personal backgrounds and experiences to effectively lead our Company.

Our directors standing for reelection have the following characteristics:



GENDER	●●○○○○○○○○○○○	2 female
ETHNICITY	●●●○○○○○○○○○○	3 minorities
GEOGRAPHIC LOCATION	●●○○○○○○○○○○○	2 reside outside the U.S.
DIRECTOR INDEPENDENCE	●●●●●●●●●●●●○	12 independent

Diversity of Tenure (Non-management Directors)



YEARS	
<1	●
1-3	●●
4-6	●●●
7-10	●●
>10	●●●●

AVERAGE TENURE

6.3 YEARS

AVERAGE AGE

63.6 YEARS

Diversity of Viewpoints and Experience

Experienced leaders with the right skills and business experience to provide sound judgment, critical viewpoints and guidance in an evolving environment.



Core Business, Operations and Management Expertise	Senior Management and Leadership Skills	Technology and Cybersecurity Experience
Government, Legal and Public Policy Experience	Financial, Investment and M&A Experience	Public Company Governance Experience
Risk and Audit Oversight Experience	Brand and Marketing Expertise / Global Business Experience	Financial Literacy

Ongoing Board Succession Planning

As illustrated in the preceding graphics, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Ongoing board succession planning along with our mandatory retirement age for directors, assures that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors.

The Nominating and Governance Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they also bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and diverse experiences that will contribute to the effective functioning of the Board.

Attributes of Director Nominees: What we look for

- Individuals who have established records of significant accomplishment in leading global businesses and large, complex organizations
- Individuals who have achieved prominence in their fields and possess skills or significant experience in areas of strategic importance to our business
- Individuals who possess integrity, independence, energy, forthrightness, strong analytical skills and the commitment to devote the necessary time and attention to the Company's affairs
- Individuals who demonstrate they have the ability to challenge and stimulate management and exercise sound judgment
- Individuals who demonstrate a willingness to work as part of a team in an atmosphere of trust and candor and a commitment to represent the interests of all shareholders rather than those of a specific constituency

Process for Identifying and Adding New Directors

The Nominating and Governance Committee identifies and adds new directors using the following process:



Step 1 — Collect Candidate Pool
✓ Independent Search Firms

✓ Independent Director recommendations

✓ Shareholder recommendations

Step 2 — Comprehensive Candidate Review
Potential candidates are comprehensively reviewed and the subject of rigorous discussion during Nominating and Governance Committee meetings and Board meetings. The candidates that emerge from this process are interviewed by members of the committee, and other Board members including the Chairman. During these meetings, directors assess candidates on the basis of their skills and experience, their personal attributes and their expected contribution to the current mix of competencies and diversity on the Board. At the same time due diligence is conducted, including soliciting feedback from other directors and persons outside the Company.

Step 3 — Make Recommendation to the Board
The Nominating and Governance Committee presents qualified candidates to the Board for review and approval.

Outcome
Seven new directors added since 2012:

✓ Ethnic and gender diversity

✓ Technology and cybersecurity expertise

✓ Non-U.S. directors

✓ Current and former CEOs

✓ Former CFO

✓ Consumer and marketing experience

✓ Senior government and regulatory experience

✓ Global business leaders

✓ M&A experience

✓ Financial and investment experience

The Nominating and Governance Committee uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Christopher D. Young, who joined the Board in March 2018, was identified as a potential candidate by the search firm. Using a search firm allows the committee to make sure it is conducting a broad search and looking at a diverse pool of potential candidates. The committee also maintains an ongoing list of potential candidates.

The Nominating and Governance Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the committee in care of the Company's Corporate Secretary, whose contact information is on page 32. Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on page 97.

Our Corporate Governance Principles provide that while the Board need not adhere to a fixed number of directors, generally a board of 12-14 directors offers a sufficiently large and diverse group to address the important issues facing the Company and provide a wide range of perspectives while being small enough to encourage personal involvement and discussion. All of our directors are elected annually under a majority voting standard (if the election is uncontested).



Our Board's Primary Role and Responsibilities, Structure and Processes

Our Board's Primary Role and Responsibilities

Our Board bears the responsibility for the oversight of management on behalf of our shareholders in order to ensure long-term value creation. In that regard, the primary responsibilities of our Board include (i) oversight of the Company's annual business plan and corporate strategy, (ii) ongoing succession planning and (iii) risk management.

How our Board Oversees our Annual Business Plan and Corporate Strategy

Our Board oversees our strategic direction and business activities. At the beginning of each year, our Chief Financial Officer presents our consolidated annual business plan to the Board, and the Board discusses the Company's results relative to the plan periodically throughout the year. Each year, the Board engages in a two-day offsite strategy meeting with management where it conducts a comprehensive review and discussion of the Company's strategic goals over the short-, medium- and long-term, as well as management's plans to achieve such goals. In addition, at least once a year, each of the Global Business Groups presents an in-depth review of their business to the Board.


In-depth review by global business groups
Comprehensive review of Company's strategic goals
Consolidation of annual business plan
Discussion of Company results relative to the annual business plan

How our Board Engages in Ongoing CEO and Key Executive Succession Planning



STEPHEN J. SQUERI
Chairman and CEO

Our Board ensures that we have the right management talent to pursue our strategies successfully.

The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates and making key management succession decisions. Succession is regularly discussed with the CEO as well as without the CEO present in executive sessions of the Board. The Board makes sure that it has adequate opportunities to meet with and assess development plans for potential CEO successors to address identified gaps in skills and attributes. This occurs through various means, including informal meetings, Board dinners, presentations to the Board and committees, attendance at Board meetings and the comprehensive annual talent review. In addition, the Board has developed an emergency CEO succession plan.

We recently announced that the Board appointed Stephen J. Squeri as our CEO and elected him Chairman of the Board, each effective February 1, 2018. Mr. Squeri succeeded Kenneth I. Chenault who retired as Chairman of the Board and CEO on that same date. Mr. Squeri joined us over 32 years ago and has led nearly every part of our business during his tenure, most recently serving as our Vice Chairman since 2015. The Board's appointment of Mr. Squeri as our next CEO was the result of a robust succession planning process that was underway for over five years. During this process, the Board considered several candidates from inside and outside of the Company and came to the unanimous decision that Mr. Squeri was the right choice to be our next leader as his deep understanding of the Company and the financial services industry provide the Company with a significant edge in defining priorities and leading business transformation. Furthermore, the appointment of Mr. Squeri, an internal candidate, reinforces the Board's belief in the strength of our leadership team. We are confident in Mr. Squeri's abilities to lead us into the future and help create sustainable long-term growth for the Company and its shareholders.

The Board also oversees management's succession planning for other key executive positions. Our Board calendar includes at least one meeting each year at which the Board conducts a detailed talent review including the Company's talent strategies, leadership pipeline and succession plans for key executive positions.

How our Board Oversees Risk Management

We are committed to Board level risk management. Our Board monitors our "tone at the top" and risk culture and oversees emerging strategic risks. Risk management is overseen by our Board through three Board committees: Risk, Audit and Compliance, and Compensation and Benefits. Each committee consists entirely of independent directors and provides regular reports to the Board regarding matters reviewed at their committee. The committees meet regularly in private sessions with our Chief Risk Officer, the Chief Compliance Officer, the Chief Audit Executive and other senior management with regard to our risk management processes, controls, talent and capabilities.

Board of Directors

Monitors our "tone at the top" and risk culture and oversees emerging strategic risks. Committee specific oversight areas are set forth below:

1 Risk Committee

- Provides oversight of our enterprise-wide risk management framework, processes and methodologies. Approves our Enterprise Risk Management (ERM) policy, which covers risk governance, risk oversight and risk appetite, including credit risk, market risk, liquidity risk, operational risk, reputational risk, country risk, model risk, asset-liability management risk and strategic and business risk. Our ERM policy:
  - Defines the authorized risk limits to control exposures within our risk capacity and risk tolerance, including stressed forward-looking scenarios
  - Establishes principles for risk taking in the aggregate and for each risk type, and is supported by a comprehensive system for monitoring limits, escalation triggers and assessing control programs
- Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Risk Officer
- Receives regular updates from the Chief Risk Officer on key risks, transactions and exposures
- Receives reports on cybersecurity and related risks at least twice a year
- Reviews our risk profile against the tolerances specified in the Risk Appetite Framework, including significant risk exposures, risk trends in our portfolios and major risk concentrations
- Provides oversight of management's execution of capital management, liquidity planning and resolution planning

2 Audit and Compliance Committee

- Assists the Board in its oversight responsibilities relating to the integrity of our consolidated financial statements and financial reporting process, internal and external auditing, including the qualifications and independence of the independent registered public accounting firm and the performance of our internal audit services function, and the integrity of our systems of internal controls
- Provides oversight of our Internal Audit Group
- Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Audit Executive and approves Internal Audit's annual audit plan, charter, policies, budget and overall risk assessment methodology
- Receives regular updates on the status of the audit plan and results including significant reports issued by Internal Audit and the status of our corrective actions
- Reviews and approves our compliance policies, which includes our Compliance Risk Tolerance Statement
- Reviews the effectiveness of our Corporate-wide Compliance Risk Management Program
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm

3 Compensation and Benefits Committee

- Works with the Chief Human Resources Officer and the Chief Risk Officer to ensure our overall compensation programs, as well as those covering our business units and risk-taking employees, appropriately balance risk with business incentives and that business performance is achieved without taking imprudent or excessive risk
  - Our Chief Risk Officer is actively involved in setting goals, including for our business units
  - Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit and provides input into performance evaluations
  - Our Chief Risk Officer meets with the committee and attests whether performance goals and results have been achieved without taking imprudent risks
- Uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives

Board Oversight of Cybersecurity

Our Board receives reports on cybersecurity at least once a year and our Risk Committee receives reports on cybersecurity at least twice a year. Each receives ad hoc updates as needed. We have a very experienced information security team and we actively develop and recruit leadership and specialists from both the government and private sector. We continuously assess the risks and changes in the cyber environment and dynamically adjust our program and investments as required.

Cybersecurity Governance Highlights

✓ We deploy a defense in depth strategy with multiple layers of controls including embedding security into our technology investments.

✓ We invest in threat intelligence and are active participants in industry and government forums to improve sector cybersecurity defense.

✓ We collaborate with our peers in the areas of threat intelligence, vulnerability management and response and drills.

✓ We perform simulations and drills at both a technical and management level.

✓ We incorporate external expertise and reviews in all aspects of our program.

How Management Oversees Risk

Management uses our comprehensive Board approved ERM program to identify, aggregate, monitor and manage risks. The program also defines our risk appetite, governance, culture and capabilities. The implementation and execution of the ERM program is headed by our Chief Risk Officer.

We have several internal risk management committees to oversee risks, including the Enterprise-wide Risk Management Committee (ERMC), chaired by our Chief Risk Officer. The ERMC is the highest-level management committee to oversee all firm-wide risks. It maintains the enterprise-wide risk appetite framework and monitors compliance with limits and escalations defined in it. The ERMC oversees implementation of risk policies across the Company with approval by the appropriate Board committee as detailed above. The ERMC reviews key risk exposures, trends and concentrations, significant compliance matters, economic and capital trends, and provides guidance on the steps to monitor, control and report major risks. The ERMC is responsible for risk governance, risk oversight and risk appetite for all risks, including individual credit risk, institutional credit risk, operational risk, compliance risk, reputational risk, country risk, market risk, asset liability management risk, liquidity risk, model risk and strategic and business risk.

Corporate Governance Framework

We have adopted Corporate Governance Principles that, together with the charters of the six standing committees of the Board (Audit and Compliance, Compensation and Benefits, Innovation and Technology, Nominating and Governance, Public Responsibility and Risk), our Code of Conduct (which constitutes our code of ethics for employees) and the Code of Business Conduct for Directors, provide our governance framework. Key governance policies and processes also include our whistleblower policy, our comprehensive enterprise-wide risk management program, our commitment to transparent financial reporting and our systems of internal checks and balances. Comprehensive management policies, many of which are approved at the board level, guide the Company's operations.

Our Board, along with management, regularly reviews our Corporate Governance Principles and practices to ensure that they are appropriate and reflect our high standards and blue box values. In reviewing our Corporate Governance Principles and making recommendations, the Nominating and Governance Committee considers the views of shareholders expressed to us in engagement meetings, as well as publicly available discourse on governance.

You may view the following documents by clicking on the "Corporate Governance" link found on our investor relations webpage at http://ir.americanexpress.com and then selecting "Governance Framework." You may also access our Investor Relations webpage through our main website at americanexpress.com by clicking on the "About American Express" link, which is located at the bottom of the Company's homepage. You may also obtain free copies of the following materials by writing to our Company's Corporate Secretary:

- Corporate Governance Principles
- Charters for each of the six standing Board committees
- Code of Conduct for Employees (which constitutes our code of ethics)
- Code of Business Conduct for Members of our Board

Majority Voting Standard for Director Elections

In a non-contested election, directors are elected by a majority of "for" votes cast by shareholders. (A non-contested election is an election where the number of nominees is the same as the number of directors to be elected.) If a director receives a greater number of votes "against" than votes "for" his or her election, the director is required to immediately submit his or her resignation to the Board. The Board, excluding such individual, will decide whether or not to accept such resignation and will promptly disclose and explain its decision in a Form 8-K filed with the Securities and Exchange Commission (SEC).

In a contested election, the director nominees who receive the plurality of votes cast are elected as directors. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our certificate of incorporation if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the fourteenth day prior to the date on which we file our definitive proxy statement with the SEC.

As described in further detail on page 100, the election of our directors at the Annual Meeting is a contested election and as such the director nominees who receive the plurality of votes cast will be elected as directors.

Proxy Access

A shareholder or group of no more than 20 shareholders that has owned at least three percent of our common shares for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our annual shareholder meeting. The maximum number of shareholder nominees that will be included in our proxy materials with respect to any such annual meeting is the greater of (i) two or (ii) 20 percent of directors to be elected. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Corporate Secretary under the terms of our by-laws.

Executive Sessions

Executive sessions of independent directors, led by our Lead Independent Director, enable the Board to discuss matters such as strategy, CEO and senior management performance and compensation, succession planning and board effectiveness without management present. Our independent directors meet in executive session at each regularly scheduled board meeting. Any director may request additional executive sessions of independent directors. During 2017, our independent directors met in executive session at seven meetings.

Our Board Evaluation Process

Our Board continually seeks to improve its performance. Our Nominating and Governance Committee oversees the annual evaluation process of the effectiveness of our Board. Conducting a robust annual self-assessment presents the opportunity to examine the Board's effectiveness and practices and identify areas for improvement. In addition, the Board analyzes and assesses the performance of both the Chairman and the Lead Independent Director, as well as the effectiveness of having a combined Chairman and CEO role. Our Corporate Secretary and General Counsel routinely communicate with our Board members to obtain ongoing feedback.

 **Our Board evaluations cover the following areas:**

- ✓ Board efficiency and overall effectiveness
- ✓ Board and committee composition
- ✓ Satisfaction with the performance of the Chairman
- ✓ Satisfaction with the performance of the Lead Independent Director
- ✓ Access to the Lead Independent Director, CEO and other members of senior management
- ✓ Quality of Board discussions and balance between presentations and discussion

- ✓ Quality of materials presented to directors
- ✓ Board and committee information needs
- ✓ Satisfaction with Board agendas and the frequency and format of meetings and time allocations
- ✓ Areas where directors want to increase their focus
- ✓ Board dynamics and culture
- ✓ Director access to experts and advisors
- ✓ Satisfaction with the format of the evaluation

The table below summarizes our Board Evaluation process.

Step

1

Annual Board and Committee Evaluations

The process is reviewed annually by the Nominating and Governance Committee.

We currently use a questionnaire that is frequently updated and tailored to address the significant processes that drive board effectiveness.

The questionnaire elicits discussion through open-ended questions.

Step

2

Summary of the Written Evaluations

The Company's Corporate Secretary summarizes the responses, showing trends since the prior year and including written comments, which are shared with the Board and committee members. Responses are not attributed to specific individuals to promote candor.

Step

3

Board and Committee Review

The Chairman of the Nominating and Governance Committee and each committee chair leads discussions of the Board and each committee, using the responses to the questionnaire as a guide. Committee chairs report on their discussions to the full Board.

As an outcome of the discussions, directors deliver feedback to the Chairman of the Board and suggest changes and areas for improvement.

Step

4

Actions

Examples of changes made in response to this process over the years include:

- Formed the Innovation and Technology Committee to enable a deeper focus in this area;
- Enhanced the information regularly provided to directors;
- Changed the format of board meetings to enable more time for director discussion with and without the CEO present;
- Further evolved the format of materials to combat "information overload" and to enable directors to focus on the key data;
- Increased informal meetings between directors and key executives;
- Provided director training and presentations on emerging risk areas and industry disruptors; and
- Added international board members and increased the diversity of the Board.

Our Board's Independence

12/13 DIRECTOR NOMINEES ARE INDEPENDENT

Our Corporate Governance Principles provide that a substantial majority of our directors will meet the criteria for independence required by the New York Stock Exchange (NYSE). A director is considered independent if the Board determines that he or she does not have a material relationship with the Company. In making its annual independence determinations, the Board considers transactions between each director nominee and the Company. Our Board has established guidelines to assist it in determining director independence. These guidelines can be found within our Corporate Governance Principles and cover, among other things, employment and compensatory relationships, relationships with our auditors, customer and business relationships, and contributions to nonprofit organizations.

Based on our guidelines, the Board determined in March 2018 that all of its members in 2017 other than Mr. Chenault, and all of the Board's director nominees for election at the 2018 annual meeting, other than Mr. Squeri, are independent.

Ambassador Barshefsky is a partner at the law firm of WilmerHale, a multi-national law firm based in Washington, D.C. From time to time and in the ordinary course of its business, WilmerHale provides legal services to American Express that we consider to be de minimus in nature. Ambassador Barshefsky does not provide any such legal services, and she does not receive any compensation from the firm that is generated by or related to our payments to WilmerHale for such services. The Nominating and Governance Committee determined, based on fees paid to the firm over the past three years, that WilmerHale does not perform substantial legal services for the Company on a regular basis. The fees and expenses paid to WilmerHale represented less than one percent of the firm's annual revenue in each of the past three years and represented less than 0.1 percent of American Express' revenues in each such year. Further, the Nominating and Governance Committee reviewed the nature of American Express' engagement of WilmerHale and the services rendered, including the expertise and relevant experience of the firm and the specific partners engaged to work on the matters for which we have engaged the firm, and determined that Ambassador Barshefsky's service on American Express' Board should not impair American Express' ability to engage WilmerHale when American Express determines such engagements to be appropriate and in our best interests. The committee is satisfied that WilmerHale, when engaged for legal work, is chosen by American Express' legal group on the basis of the directly relevant factors of experience, expertise and efficiency. After considering the foregoing, the committee determined and recommended to the Board that American Express' professional engagement of WilmerHale does not impair Ambassador Barshefsky's independence.

Shareholder Engagement

Our Board's Commitment to Shareholder Engagement

Why We Engage

Our directors and management recognize the benefits that come from robust dialogue with shareholders and we have embraced an active shareholder engagement strategy for many years. We engage with shareholders throughout the year in order to:

✓ Provide visibility and transparency into our business, our performance and our governance and compensation practices

✓ Discuss with our shareholders the issues that are important to them, hear their expectations for us and share our views

✓ Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices

Since January 2017, we have engaged with investors representing over 51 percent of shares outstanding on corporate governance, executive compensation and related matters. This includes over 29 engagement meetings.

How We Engage

INVESTOR RELATIONS AND SENIOR MANAGEMENT

We provide institutional investors with many opportunities to provide feedback to our Board and senior management. We participate in:

✓ Formal events
✓ One-on-one meetings
✓ Group meetings throughout the year

To learn more about our engagement, you may visit our investor relations website at http://ir.americanexpress.com.

CORPORATE SECRETARY AND CHIEF GOVERNANCE OFFICER

We engage with governance representatives of our major shareholders through in-person meetings and conference calls that occur during and outside of the proxy season. Members of the corporate governance, investor relations and executive compensation groups discuss, among other matters, company performance, emerging governance practices generally and specifically with respect to our Company, the reasons behind a shareholder's voting decisions at prior meetings, our executive compensation practices and our corporate social responsibility practices.

BOARD INVOLVEMENT

We make our Lead Independent Director and Compensation Committee Chair available for engagement with large shareholders, including participating in joint corporate governance and investor relations meetings. We deliver feedback to our Board regarding shareholder meetings.

OUTCOMES FROM CORPORATE GOVERNANCE ENGAGEMENT

Shareholder feedback is thoughtfully considered and has led to modifications in our governance practices, executive compensation program and disclosures. Some of the actions we have taken in response to shareholder feedback over the last several years include:

✓ Set new CEO pay target at $16.2 million, reduced from $22 million for prior long-tenured CEO
✓ Changed the CEO PG grant to payout in RSUs instead of cash
✓ Enhanced disclosure of annual incentive structure and assessments, including presenting business unit and individual scorecards
✓ Continue to align compensation program with new CEO strategic priorities
✓ Adopted proxy access
✓ Adopted shareholder right to call special meetings
✓ Added performance vesting criteria to our annual restricted stock unit grant
✓ Required our CEO to retain a portion of shares granted until after retirement
✓ Made changes to our executive compensation peer group
✓ Enhanced the process our CBC uses to determine CEO compensation and clarified the CEO's target and maximum incentive opportunities
✓ Enhanced our website disclosures on political contributions and diversity
✓ Continue to enhance our proxy disclosures
✓ Amended our Corporate Governance Principles to limit the number of public company boards on which our directors may serve
✓ Designed our 2017 Incentive Compensation Plan to reflect evolving shareholder preferences
✓ Updated our Corporate Social Responsibility (CSR) Report and included it on our website
✓ Added directors with financial services, cybersecurity and digital backgrounds

The following page provides additional details regarding our ongoing engagement process.

Corporate Governance Engagement Cycle



SUMMER

Review feedback and results from the Annual Meeting and plan for fall engagement

SPRING

Pre-Annual Meeting engagement to update shareholders and gather feedback on compensation and governance changes and to discuss items on the Annual Meeting agenda

FALL

Comprehensive engagement with institutional shareholders to solicit feedback following the Annual Meeting and discuss developments in the business and strategy, board and governance matters, executive compensation and priorities for the year

WINTER

Review of shareholder feedback and board consideration of potential changes to governance and compensation program and proxy disclosures

How to Communicate with our Board

You may communicate with the Board or an individual director by letter, email or telephone, directed in care of the Company's Corporate Secretary, who will forward your communication to the intended recipient. However, at the discretion of the Secretary, unsolicited advertisements or invitations to conferences or promotional material may not be forwarded.

If you wish to communicate a concern about our financial statements, accounting practices or internal controls, please direct your concern to the Chair of the Audit and Compliance Committee. If the concern relates to our governance practices, business ethics or corporate conduct, it should be directed to the Chair of the Nominating and Governance Committee or the Lead Independent Director. Matters relating to executive compensation may be directed to the Chair of the Compensation and Benefits Committee. If you are unsure of the category to which your concern relates, you may communicate it to any one of the independent directors, to the Lead Independent Director or to the Chairman.

Please direct such communications in care of the Corporate Secretary as follows:

TANGELA S. RICHTER

Corporate Secretary and Chief Governance Officer
American Express Company
200 Vesey Street
New York, NY 10285
(212) 640-2000
corporatesecretarysoffice@aexp.com

Board Committees

Effective March 13, 2018 our Board approved several revisions to the leadership and membership of our standing committees. The current standing committee membership information is listed below. Standing committee membership for 2017 can be found in our 2017 proxy statement filed with the SEC on March 20, 2017. Each member of our standing committees in 2017, including our retiring directors, Mr. Walter and Ms. Burns, was independent and fulfilled the requirements applicable to each committee on which they served.

Board Committee Responsibilities

Audit and Compliance Committee



DANIEL L. VASELLA (Chair)

12 MEETINGS
in 2017

Members
John J. Brennan
Ralph de la Vega
Anne L. Lauvergeon
Michael O. Leavitt
Daniel L. Vasella (Chair)

Independence
Each member of the committee is independent and financially literate.

Audit Committee Financial Expert
Mr. Brennan meets the requirements as defined by SEC rules.

Role and Responsibilities

• Assists the Board in its oversight of the integrity of our consolidated financial statements and related financial reporting processes, and internal and external auditing, including the qualifications and the independence of the independent registered public accounting firm, the performance of the Company's internal audit services function, the integrity of our systems of internal control over financial reporting, and legal and regulatory compliance. See page 48 under Report of the Audit and Compliance Committee for additional information regarding the duties of the Committee with respect to oversight of our financial reporting process

• Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm

• Oversees the process for the receipt, retention and treatment, on a confidential basis, of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters

• Reviews and discusses reports from management regarding significant reported ethics violations under our code of conduct and other corporate governance policies

• Meets regularly in executive session with management, including with the Company's Chief Compliance & Ethics Officer, the Company's Chief Audit Executive and the Company's independent registered public accounting firm

Compensation and Benefits Committee

4 MEETINGS
in 2017



RONALD A. WILLIAMS (Chair)

Members
John J. Brennan
Peter Chernin
Ralph de la Vega
Samuel J. Palmisano
Ronald A. Williams (Chair)

Independence
Each member of the committee is independent.

Role and Responsibilities

- Oversees the compensation of our executive officers and designated key employees

- Oversees our employee compensation plans and arrangements and employee benefit plans

- Approves an overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures aligned with our business strategy, and the review of our compensation practices so that they do not encourage imprudent risk taking

- Evaluates potential conflicts of interest with respect to its advisors

- The committee may delegate certain of its responsibilities to one or more of its members or to executive officers or designated senior executives, to the extent permissible under its charter, the Company's bylaws, the terms of the applicable plans, laws, rules, regulations and listing standards, and subject to any limitations imposed by our Board from time to time.

Compensation and Benefits Committee Interlocks and Insider Participation
Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year is a former or current officer or employee of the Company or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship required to be disclosed under this caption under the rules of the SEC.

Innovation and Technology Committee

4 MEETINGS
in 2017



CHARLENE BARSHEFSKY
(Chair)

Members
Charlene Barshefsky (Chair)
Ralph de la Vega
Theodore J. Leonsis
Christopher D. Young

Independence
Each member of the committee is independent.

Role and Responsibilities

- Assists the Board in its oversight of strategic innovation and technology initiatives

- Facilitates the Board's review, discussion and understanding of our digital and technology strategy, our transformation initiatives and our digital product innovations

- Reviews metrics on innovation and digital and technology developments and technology progress

Nominating and Governance Committee

5 MEETINGS
in 2017



Members

Peter Chernin (Chair)
Theodore J. Leonsis
Samuel J. Palmisano
Daniel L. Vasella
Ronald A. Williams

Independence

Each member of the committee is independent.

PETER CHERNIN (Chair)

Role and Responsibilities

- Considers and recommends candidates for election to the Board

- Provides oversight of corporate governance matters at the Company consistent with the long-term best interests of the Company and its shareholders

- Advises the Board on director compensation

- Oversees the annual performance evaluation process for the Board and Board committees

- Advises the Board on corporate governance and Board leadership

- Discusses feedback from shareholders regarding governance practices and advises on shareholder engagement practices

- Administers the Related Person Transaction Policy

- Supports the Board with respect to management succession planning

Public Responsibility Committee

3 MEETINGS
in 2017



Members

Charlene Barshefsky
Anne L. Lauvergeon
Michael O. Leavitt (Chair)
Theodore J. Leonsis
Richard C. Levin

Independence

Each member of the committee is independent.

MICHAEL O. LEAVITT (Chair)

Role and Responsibilities

- Reviews legislation, regulations and policies affecting us, our philanthropic programs, our political action committee, our corporate political contributions and our government relations activities

- Reviews legislation, regulations and policies affecting the communities we serve and our environmental and social programs and practices

Political Engagement Activities

We communicate with policymakers on public policy issues important to the Company. In addition to our advocacy efforts, we participate in the political process through the American Express Political Action Committee (AXP PAC) and through corporate political contributions in those jurisdictions where it is permissible to do so. AXP PAC is funded solely by voluntary employee contributions and does not contribute to presidential campaigns. We maintain comprehensive compliance procedures to ensure that our activities are conducted in accordance with all relevant laws, and management regularly reports to the committee regarding its engagement in the public policy arena and its political contributions. Information regarding our Company's political activities, including U.S. political contributions, may be found at http://about.americanexpress.com/news/pap.aspx.

Risk Committee

8 MEETINGS
in 2017

Members
Charlene Barshefsky
John J. Brennan (Chair)
Richard C. Levin
Daniel L. Vasella
Christopher D. Young

Independence
Each member of the committee is independent.



JOHN J. BRENNAN (Chair)

Role and Responsibilities

- Assists the Board in its oversight of the Company's enterprise-wide risk management framework and roles and responsibilities of the three lines of defense, and other risk management policies and procedures established by management to identify, assess, measure and manage key risks facing the Company

- Assists the Board in its oversight of management's execution of capital management, liquidity planning and resolution planning

- Meets regularly in executive session with the Company's Chief Risk Officer

Please see How our Board Oversees Risk Management on page 24 for additional information regarding the activities of the committee.

Compensation of Directors

The Nominating and Governance Committee reviews director compensation and seeks to compensate our directors in a manner that attracts and retains highly qualified directors and aligns the interests of our directors with those of our long-term shareholders. No changes were made to the Company's non-management director compensation in 2017.

The following table provides information on the 2017 compensation of non-management directors who served for all or a part of 2017. We reimburse directors for reasonable out-of-pocket expenses attendant to their board service.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	All Other Compensation (3)	Total
Charlene Barshefsky	$115,000	$165,000	$77,082	$357,082
John Brennan	$135,000	$165,000	$ 2,296	$302,296
Ursula M. Burns	$125,000	$165,000	$88,372	$378,372
Peter Chernin	$130,000	$165,000	$46,672	$341,672
Ralph de la Vega	$120,000	$165,000	$ 6,167	$291,167
Anne L. Lauvergeon	$120,000	$165,000	$20,584	$305,584
Michael O. Leavitt	$120,000	$165,000	$17,597	$302,597
Theodore J. Leonsis	$115,000	$165,000	$30,779	$310,779
Richard C. Levin	$120,000	$165,000	$49,387	$334,387
Samuel J. Palmisano	$110,000	$165,000	$16,796	$291,796
Daniel L. Vasella	$160,000	$165,000	$26,294	$351,294
Robert D. Walter	$156,250	$165,000	$68,158	$389,408
Ronald A. Williams	$155,000	$165,000	$83,665	$403,665

(1) **Annual Retainers.** For service in 2017, we paid non-management directors an annual retainer of $95,000 for board service and an additional annual retainer of $20,000 to members of the Audit and Compliance and Risk Committees, $10,000 to members of the CBC and $5,000 to members of the Innovation and Technology, Nominating and Governance, and Public Responsibility Committees. We also paid an annual retainer to the Chair of each of the Board committees as follows: Audit and Compliance, Compensation and Benefits, Nominating and Governance and Risk, $20,000; Innovation and Technology and Public Responsibility, $10,000. We pay no fees for attending meetings, but the annual retainer for board service of $95,000 is reduced by $20,000 if a director does not attend at least 75 percent of his or her aggregate board and committee meetings. Our Lead Independent Director for 2017, Robert D. Walter received an annual retainer of $25,000.

All non-management directors deferred all or a portion of their 2017 retainers into a cash account, a share equivalent unit (SEU) account, or both, under the deferred compensation plan described below in footnote 2.

(2) **Share Equivalent Unit Plan.** To align our non-management directors' annual compensation with shareholder interests, each non-management director is credited with common SEUs upon election or reelection at each annual meeting of shareholders. Each SEU reflects the value of one common share.

Directors receive additional SEUs as dividend equivalents on the units in their accounts. SEUs do not carry voting rights and must be held at least until a director ends his or her service on the Board. Each SEU is payable in cash equal to the then value of one common share at the time of distribution to the director. On May 1, 2017, the date of last year's annual meeting, each non-management director elected to the Board was credited with SEUs having a value of $165,000, which consisted of 2,109 SEUs, based on the market price of our common shares for the 15 trading days immediately preceding such date. We report in this column the aggregate grant date fair value of these SEUs in accordance with FASB ASC Topic 718, Compensation – Stock Compensation.

Deferred Compensation Plan for Directors. Non-management directors may defer the receipt of up to 100 percent of their annual cash retainer fees into either: (1) a cash account in which amounts deferred will be credited at the rate of 120 percent of the applicable federal long-term rate for December of the prior year or (2) their SEU account. Under either alternative, directors will receive cash payments and will not receive shares upon payout of their deferrals.

The balances in directors' SEU accounts at December 31, 2017 are set forth in the table below. These amounts represent the aggregate number of SEUs granted under the SEU Plan for all years of service as a director, additional units credited as a result of the reinvestment of dividend equivalents and, for directors who participated in the SEU option under our deferred compensation plan for directors, retainer amounts deferred into their SEU account and dividend equivalents thereon.

Name	Number of SEUs
C. Barshefsky	60,399
J. Brennan	3,693
U.M. Burns	69,956
P. Chernin	36,964
R. de la Vega	6,162
A.L. Lauvergeon	17,683
M.O. Leavitt	11,528
T.J. Leonsis	25,505
R.C. Levin	32,892
S.J. Palmisano	13,941
D.L. Vasella	22,357
R.D. Walter	53,522
R.A. Williams	60,351

[3]   **Insurance.** We provide our non-management directors with group term life insurance coverage of $50,000. The group life insurance policy is provided to the directors on a basis generally available to all company employees. This column includes the premium paid for such coverage.

Dividend Equivalents. Dividend equivalents are reinvested in additional units for all directors based upon total SEUs held at the time of company quarterly dividend payment dates. This column includes the fair market value of the dividend equivalents received by the directors during 2017 in these amounts: Amb. Barshefsky $77,035, Mr. Brennan $2,250, Ms. Burns $88,326, Mr. Chernin $46,626, Mr. de la Vega $6,121, Ms. Lauvergeon $20,538, Gov. Leavitt $12,551, Mr. Leonsis $30,733, Mr. Levin $41,341, Mr. Palmisano $16,750, Dr. Vasella $26,248, Mr. Walter $68,112, and Mr. Williams $75,619.

Directors' Charitable Award Program. We maintain a Directors' Charitable Award Program for directors elected prior to July 1, 2004. To fund this program, we purchased joint life insurance on the lives of participating directors, including Mr. Chenault. The death benefit of $500,000 funds a donation to a charitable organization that the director recommends. The Company paid no premiums in 2017.

Matching Gift Program. Directors are eligible to participate in the Company's Matching Gift Program on the same basis as Company employees. Under this program, the American Express Foundation matches gifts to approved charitable organizations up to $8,000 per calendar year. This column includes the amounts matched with respect to calendar year 2017.

Director Stock Ownership

Our Corporate Governance Principles provide that non-management directors are required to obtain a personal holding of shares (directly or through SEUs) with a value of $1 million within five years of joining the Board.

Director and Officer Liability Insurance

We have an insurance program in place to provide coverage for director and officer liability and for fiduciary liability arising from employee benefit plans we sponsor. The coverage for director and officer liability provides that, subject to the policy terms and conditions, the insurers will: (i) reimburse us when we are legally permitted to indemnify our directors and officers; (ii) pay losses, including settlements, judgments and legal fees, on behalf of our directors and officers when we cannot indemnify them; and (iii) pay our losses resulting from certain securities claims. The fiduciary liability portion of the program covers: us; our employee benefit plans; and the directors, trustees and employees who serve as fiduciaries for our employee benefit plans. Subject to the policy terms and conditions, it covers losses from alleged breaches of fiduciary or administrative duties, as defined in the Employee Retirement Income Security Act of 1974 or similar laws or regulations. A portion of the program is blended with certain other insurances covering the company.

Effective from November 30, 2017 to November 30, 2018, this insurance is provided by a consortium of insurers. ACE American Insurance Company is the lead insurer. XL Specialty Insurance Company, Illinois National Insurance Company, Allied World Assurance Company Ltd., Freedom Specialty Insurance Company, Continental Casualty Company, Everest National Insurance Company, American International Reinsurance Company Ltd., Markel Bermuda Ltd., Berkshire Hathaway Specialty Insurance Company, Starr Indemnity and Liability Company, and QBE Insurance Corporation provide excess coverage. The program also includes supplemental layers dedicated exclusively to providing coverage for directors and officers when we cannot indemnify them. The supplemental layers are provided by XL Specialty Insurance Company, Zurich American Insurance Company, ACE American Insurance Company, Illinois National Insurance Company, Freedom Specialty Insurance Company, Continental Casualty Company, Everest National Insurance Company, U.S. Specialty Insurance Company, Travelers Casualty & Surety Company of America, Starr Indemnity and Liability Company, Allied World Assurance Company Ltd., American International Reinsurance Company Ltd., Chubb Bermuda Insurance Ltd., and certain Lloyd's of London syndicates. We expect to obtain similar coverage upon expiration of the current program. The annual premium for the program is approximately $4.4 million.

Certain Relationships and Transactions

In the ordinary course of our business, we engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations. Some of our directors, director nominees, executive officers, greater than five percent shareholders, and their immediate family members (each, a Related Person) may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these entities on customary terms and, in many instances, these Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2017, no Related Person has had a material interest in any of our ongoing business transactions or relationships except as described below.

Our Related Person Transaction Policy

Our written Related Person Transaction Policy governs company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has a direct or indirect material interest (Related Person Transactions). Under the policy, Related Person Transactions must be approved by the Nominating and Governance Committee. The Committee will only approve a transaction if, after reviewing the relevant facts and circumstances, it determines that the transaction is consistent with the best interests of the Company. In the event we become aware of a Related Person Transaction that was not pre-approved under the policy, the Committee will consider the options available, including ratification, revision or termination of the transaction. The policy does not supersede any other company policy or procedure that may apply to any Related Person Transaction, including our Corporate Governance Principles and codes of conduct.

The Company's Corporate Secretary is responsible for assisting the Nominating and Governance Committee in carrying out its responsibilities, and management is required to present to the Committee the material facts of any transaction that it believes may require review. In cases where it is impracticable or undesirable to delay a decision on a proposed transaction until the next meeting of the Committee, the Chair of the Committee may review and approve the transaction and then report any approval to the full Committee at its next regularly scheduled meeting. If a matter before the Committee involves a member of the Committee, the member must be recused and may not participate in deliberations or vote on the matter.

Pre-Approved Categories of Related Person Transactions

The Nominating and Governance Committee has pre-approved the following categories of transactions as being consistent with the best interests of the Company. These categories, which may constitute Related Person Transactions, are:

- Executive officer compensation arrangements approved by the Board or the Compensation and Benefits Committee;

- Non-employee director compensation approved by the Board or the Nominating and Governance Committee;

- Director and officer insurance payments and indemnification payments made in accordance with the Company's charter or by-laws;

- Transactions in the ordinary course of business with entities at which a Related Person is a director, executive officer, employee and/or a less than 10 percent beneficial owner, provided the amounts involved do not exceed the greater of $1 million or 1 percent of the other entity's annual revenues;

- Transactions in which the rates or charges are determined by competitive bids;

- Contributions by the Company or the American Express Foundation to a charitable organization at which a Related Person serves as a director, executive officer and/or trustee, provided that the aggregate annual amount of such contributions, excluding contributions under the Company's gift match program and contributions under the Company's Directors' Charitable Award Program, do not exceed the lesser of $1 million or two percent of the organization's total annual revenues;

- Use of the Company's products and services on terms and conditions similar to those available to other customers or employees generally in similar circumstances or of like credit-worthiness; and

- Transactions in which all shareholders receive the same benefits on a pro-rata basis.

Related Party Transactions

Our executive officers and directors may from time to time take out loans from certain of our subsidiaries on the same terms that these subsidiaries offer to the general public. For example, our two U.S. card-issuing banks may extend credit to our directors and executive officers under our charge or lending products. All indebtedness from these transactions is in the ordinary course of our business and is on the same terms, including interest rates and collateral, in effect for comparable transactions with other people. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to our subsidiaries. Our executive officers and directors may also have transactions with us involving other goods and services, such as travel services and investments in deposit products offered by subsidiaries of the Company. These transactions are also in the ordinary course of our business, and we provide them on terms that we offer to our customers generally. Occasionally, we may have employees who are related to our executive officers, directors or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The adult son of Mr. John Hayes, a former executive officer, is employed by the Company in a non-executive position and received compensation in 2017 of between $151,000 and $224,000. The compensation and other terms of employment of Mr. Hayes' son are determined on a basis consistent with the Company's human resources policies.

Certain executive officers, directors and members of their immediate families are directors, employees or have equity interests in companies with whom the Company has entered into ordinary course business relationships from time to time and with whom the Company may enter into additional ordinary course business relationships. These may include ordinary course merchant acceptance relationships pursuant to which these companies accept our charge and credit card products and pay us fees when their customers use these cards, as well as use of the Company's cards and financial and other products and services, including extensions of credit, on terms and conditions similar to those available to other customers generally. From time to time, we may enter into joint marketing or other relationships with one or more of these companies in the ordinary course that encourage customers to apply for and use our cards. We also may provide ordinary course commercial card and bill payments services or business insights to some of these companies, for which these companies pay fees to us. We may engage in other commercial transactions with these companies, and pay or receive fees in those transactions. We have a number of similar ordinary course relationships with Berkshire Hathaway Inc. and its subsidiaries. We have also purchased insurance and other products from subsidiaries of Berkshire Hathaway Inc. in the ordinary course of business and on arm's-length terms.

The Service Effect: Corporate Social Responsibility at American Express

Our Approach

Our approach to CSR is a natural extension of our commitment to doing what is right and our mission to become essential to our customers by providing differentiated products and services to help them achieve their aspirations. The "Service Effect" is shorthand for the positive link we see between CSR performance and business performance. We believe the Service Effect creates value for our shareholders and other stakeholders.

Our commitment extends from creating innovative products to protecting Card Members' privacy and the security of their data. We deliver value for both our business and our communities by investing financial and human resources in ways that address the social, environmental and economic needs of our communities, customers, colleagues, shareholders and partners.

CSR at American Express

We view service through many lenses. These points of view include:

- Delivering exceptional products, services and experiences to our customers;

- Helping business grow and enabling commerce;

- Promoting a culture of respect that fosters inclusion and trust;

- Upholding the highest standard of integrity;

- Safeguarding our customers' privacy and data;

- Making a difference in the communities where we work and live; and

- Helping preserve treasures of the past for future generations to enjoy.

All of this is underscored by disciplined risk management which ensures we are building a company that will endure as a place that people want to work for, invest in and do business with.

Our CSR Governance Structure

Our executive management holds ultimate responsibility for our CSR progress and success; these leaders review and evaluate key performance indicators and long-term goals related to Environmental and Social Governance (ESG) in their respective business units. At the Board level, the Public Responsibility Committee reviews our CSR program, monitors progress against our goals and provides guidance on our efforts. Day to day, our CSR team works with colleagues throughout the Company to shape our efforts and monitor progress on key ESG issues.

Our Service Ethos

Our vision is to provide the world's best customer experience every day. Our customers expect exceptional service and we aim to see the world through their eyes, and exceed their expectations—always finding new ways to enrich their lives, make their businesses more successful, and help them achieve their aspirations. We have a broad, diverse and loyal customer base—spanning consumers and businesses of all sizes; partners who issue cards on our network and who work with us to create special products and services; and merchants who welcome our Card Members. We value our strong customer relationships and define ourselves by how well we take care of them.

American Express is the world's largest card issuer by purchase volume. We process millions of transactions, driving more than $1 trillion in commerce annually. We have approximately 55,000 global colleagues striving to make each customer interaction a positive, secure and convenient experience.

Serving our Colleagues

We aim to inspire a company culture where differences are embraced and colleagues are enabled to reach their full potential. We advocate for our colleagues' professional growth so they can be champions for our customers.

Highlights from 2017 include:

87 **PERCENT**
of our colleagues who responded in 2017 to our annual employee survey, The Pulse, said they would recommend our Company as a great place to work.

100 **PERCENT**
score on the 2017 Human Rights Campaign's Corporate Equality Index, based on our policies and practices that support lesbian, gay, bisexual, transgender and queer (LGBTQ) inclusion.

20
weeks gender-neutral paid parental leave for U.S.-based regular full-time and part-time colleagues. Birth mothers are eligible to receive an additional six to eight weeks of paid leave if medically necessary.

10,000+
online and face-to-face training activities were available to our colleagues, and we launched the American Express Leadership Academy, a curated collection of the best tools, programs and processes in leadership development for all colleagues.

96 **PERCENT**
of our colleagues had access to at least one Healthy Living program or service in 2017.

43 **PERCENT**
of our U.S. colleagues had a flexible work arrangement in 2017.

We hold ourselves to the highest standards of ethics and integrity and have built corporate citizenship into the heart of our company. Examples of our commitment are set forth below:

- All of our colleagues receive Enterprise Essential Training to ensure an understanding of the important policies, laws and regulations that govern our industry, guide our company, and protect our colleagues, customers, and brand. Modules include trainings on our Code of Conduct, information security, anti-discrimination and anti-money laundering.

- We introduced the Amex Ethics Hotline, an independent, confidential and anonymous resource in May 2017. This online and phone-based tool is available anytime in more than 200 languages to Company colleagues, contractors, vendors, suppliers and others to raise concerns about potential ethical or compliance matters.

- Our emphasis on risk management and governance structure—along with solid business practices—ensures our promise of security, integrity and trust to our key stakeholders. For additional information regarding our Board's oversight of risk management, see page 24.

Through our business activities, relationships and philanthropic efforts, we put the power of service and great customer experiences into action daily.

Delivering for our Customers and Partners

We have a broad and diverse customer base that spans consumers at different stages of their lives; small and midsize companies, and large corporations; partners who issue cards on our network, and others who work with us to create special products and experiences; and the merchants who welcome our Card Members. We use our relationships, technology and data to better serve our customers and increase commerce opportunities for our partners.

Highlights from 2017 include:

- Developing new mobile and digital platforms to meet the changing habits of our global customer base and investing in innovative technologies for more secure connections.
  - We have been rated as one of Ponemon's Most Trusted Companies for Privacy for the past 10 years.
  - Customer satisfaction has increased 24 percent since 2011 based on Card Member feedback.
- We support entrepreneurs and more inclusive communities
  - Eight years ago, we started an initiative "Small Business Saturday" to help drive U.S. consumers to shop at small businesses. According to data from the 2017 Small Business Saturday Consumer Insights Survey, an estimated 108 million U.S. consumers reported shopping or dining at local independently owned businesses that day.
  - In 2017, our Center for Community Development underwrote $474 million in loans and investments, resulting in the creation of 3,153 units of affordable housing, driving stronger and more inclusive cities.
- We enable our Card Members to give back
  - From 2010 to 2017, U.S. Card Members donated over $89 million through our Members Give[SM] program by donating dollars on their American Express Cards and redeeming Membership Rewards points to benefit charitable causes.

Caring for our Communities

We aim to make a difference by strengthening the communities where we work and live. Through our philanthropic and civic participation we empower the people and organizations addressing society's most complex issues. We do this in three ways: 1) empowering social-sector leaders to create sustainable change at a local level by providing leadership training; 2) helping citizen volunteers improve their local communities; and 3) preserving diverse, vibrant historic places. We also fund immediate and long-term relief and recovery efforts to help victims of natural disasters.

Highlights from 2017 include:

- Contributed nearly $40 million with more than 550 grants and support for 5,300 colleague-selected organizations through the Company's gift matching program. Our grants:
  - Supported more than 85 nonprofits that engaged nearly six million volunteers in about 25 million hours of service to serve the needs of local communities.
  - Helped train nearly 20,000 nonprofit and social leaders through online and in-person trainings.
  - Helped preserve 40 historic sites in seven countries, including the U.S., UK, Argentina, France, Mexico, Canada, and China (Hong Kong).

Doing What's Right for our Environment

We recognize our responsibility to help preserve natural resources for future generations and aim to limit the environmental impact of our business operations. From 2011-2016, we reduced our carbon footprint by more than 30 percent.

Highlights from 2017 include:



We purchased **150,000 MWH of renewable energy certificates,** resulting in **100 percent carbon-free electricity** in our U.S. data center facilities and our New York City headquarters.

Over 45 percent of our global real estate portfolio was **green building certified**



We provided over

3.9

MILLION DOLLARS

in support of the environment and wildlife through the Company's gift matching and community service grant program.



20,000 employees participated in our **Earth Month activities,** helping plant 18,000 trees.



89 PERCENT

of our global managed real estate footprint **participated in Earth Hour**.

We set new science-based targets for absolute, aggregate reductions in greenhouse gas emissions, including:

- Carbon neutrality for business travel emissions by 2020;
- 31 percent reduction in greenhouse gas emissions from 2011 baseline by 2021;
- 100 percent of electricity procured for U.S. operations from renewable sources by 2040; and
- 85 percent reduction in greenhouse gas emissions from 2011 baseline by 2040.

External Recognition

Our commitment to being an employer of choice and a responsible company continues to earn us industry awards and recognition. Below is some of the 2016 and 2017 recognition that makes us proud.

- Fortune World's Most Admired Companies
- Fortune Best Companies to Work For
- Fortune 50 Best Companies for Diversity
- Human Rights Campaign: corporate equality index, rating American workplaces on LGBT equality (score 100 percent)
- FTS4Good Index series since 2004
- 2017 Fortune Change the World list
- CDP score A-
- EPA Green Power: Top user of sustainable energy since 2014
- Newsweek Green ranking: top U.S. green companies since 2011

Learn More About CSR at American Express

Please visit our corporate website at http://about.americanexpress.com/csr to learn how we, together with our customers, colleagues and shareholders, are making a difference in our communities.

Audit Committee Matters

ITEM 2
Ratification of Appointment
of Independent Registered Public Accounting Firm

✔ Our Board recommends that you vote **FOR** the following resolution:

RESOLVED, that the appointment by the Audit and Compliance Committee of the Company's Board of Directors of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the Company, to audit the accounts of the Company and its subsidiaries for 2018, is hereby ratified and approved.

The Audit and Compliance Committee has sole authority to appoint and replace the Company's independent registered public accounting firm, which shall report directly to the Committee, and is directly responsible for its compensation and oversight of its work. In February 2018, the Committee reappointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for 2018.

We are asking you to ratify this appointment. If shareholders fail to ratify the appointment, the Audit and Compliance Committee will consider it a direction to consider other accounting firms for the subsequent year. One or more representatives of PwC will be present at the meeting, will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

Actions Taken by the Audit and Compliance Committee to Support its Recommendation

Areas of Focus		Actions
Audit and Compliance Committee charter requires a detailed review of the independent audit firm including as compared to other firms at least every 10 years	┄➤	PwC has been our independent auditor since 2005. This review, conducted in 2014, assessed PwC's performance across the following criteria: professional expertise, audit engagement team performance, communications, independence and objectivity, and fees. A wide range of internal stakeholders were surveyed and asked to comment generally, identify areas for recognition and improvement, and indicate how PwC's performance was trending over time. PwC's audit fees were benchmarked against other firms based on publicly available data. The positive results of the review resulted in the decision to continue to engage PwC and also identified several areas with opportunity for improvement that were discussed with PwC.
PwC's objectivity and independence	┄➤	Reviews relationships between PwC and American Express that may reasonably be thought to bear on independence and reviews PwC's annual affirmation of independence. Recognizing that independence and objectivity can be compromised by an auditor's provision of non-audit services, the Audit and Compliance Committee has approved a management policy governing the provision of services by PwC.
Quality of PwC's auditing practices and PwC's commitment to quality, efficiency and adding value	┄➤	Reviews issues raised by the Public Company Accounting Oversight Board (PCAOB) reports on PwC, PwC's internal quality control procedures and results of PwC's most recent quality control reviews, as well as issues raised by recent governmental investigations. Discusses PwC's quality initiatives and the steps PwC is taking to enhance the quality and efficiency of its audits with the lead engagement partner and with the PwC senior relationship partner assigned to American Express.
PwC's performance as auditor	┄➤	Discusses and comments on PwC's audit plan and strategy for the audit, including the objectives, overall scope and structure, the resources provided and available at the firm, and the Audit and Compliance Committee's expectations. Receives periodic updates from the lead engagement partner on the status of the audit and areas of focus by PwC.
Performance of lead engagement partner	┄➤	The lead engagement partner of PwC is subject to a mandatory five-year rotation period. The Audit and Compliance Committee chair is involved in selecting the lead engagement partner. During the year, the Audit and Compliance Committee chair meets one-on-one with the lead engagement partner to promote a candid dialogue and the Audit and Compliance Committee meets in executive session with the lead engagement partner to discuss the progress of the audit and any audit issues, deliver Audit and Compliance Committee feedback and discuss any other relevant matters.
PwC's communications with the Audit and Compliance Committee	┄➤	Audit and Compliance Committee gives feedback to the lead engagement partner on the clarity, thoroughness and timeliness of PwC's communications to the Audit and Compliance Committee.
Terms of the engagement and audit fees	┄➤	Audit and Compliance Committee reviews the engagement letter and approves PwC's audit and non-audit fees.

PricewaterhouseCoopers LLP Fees and Services

Fees for 2017 and 2016

The following table sets forth the aggregate fees billed or to be billed by PwC for each of the last two fiscal years (in thousands):

Types of Fees	2017	2016
Audit Fees	$ 23,415	$ 22,885
Audit-Related Fees[1]	4,210	3,829
Tax Fees	30	8
All Other Fees	148	110
TOTAL	**$27,803**	**$26,832**

[1] PwC performs the audit of the Company's pension plans for Switzerland and Hong Kong where the fees are paid by the respective plan. These fees are not included in Audit-Related Fees since they were not paid by the Company. The total fees for these two audits in each of 2017 and 2016 were $31K for each year.

In the table above, in accordance with SEC rules, "Audit Fees" consist of fees for professional services rendered for the integrated audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, and services provided in connection with statutory and regulatory filings or engagements and other attest services. "Audit-Related Fees" consist of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements. The services included employee benefit plan audits, internal control reviews, attest services not required by statute or regulation, and consultations on financial accounting and reporting matters not classified as audit. "Tax Fees" consist of fees for professional services rendered for tax compliance and tax consulting services. "All Other Fees" are fees for any services not included in the first three categories.

Policy on Pre-Approval of Services Provided by PricewaterhouseCoopers LLP

The terms of our engagement of PwC are subject to the pre-approval of the Audit and Compliance Committee. All audit and permitted non-audit services require pre-approval by the Audit and Compliance Committee in accordance with pre-approval procedures established by the Audit and Compliance Committee. In accordance with SEC rules, the Audit and Compliance Committee's pre-approval procedures have two different approaches to pre-approving audit and permitted non-audit services performed by PwC. Proposed services may be pre-approved pursuant to procedures established by the Audit and Compliance Committee that are detailed as to a particular class of service without consideration by the Audit and Compliance Committee of the specific case-by-case services to be performed if the relevant services are predictable and recurring.

We refer to this pre-approval method as "general pre-approval." If a class of service has not received general pre-approval, the service will require specific pre-approval by the Audit and Compliance Committee before such service is provided by PwC. All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures. The procedures require all proposed engagements of PwC for services of any kind to be directed to the Company's Controller and then submitted for approval to the Audit and Compliance Committee (or, should a time-sensitive need arise, to its Chair) prior to the beginning of any services.

Other Transactions with PricewaterhouseCoopers LLP

We have a number of business relationships with individual member firms of the worldwide PwC organization. Our subsidiaries provide card services to some of these firms and these firms pay fees to our subsidiaries. These services are in the normal course of business, and we provide them pursuant to arrangements that we offer to other similar clients.

Report of the Audit and Compliance Committee

A role of the Audit and Compliance Committee is to assist the Board in its oversight of the company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. PwC is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the PCAOB, and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed with management and PwC the Company's audited financial statements. The Audit and Compliance Committee also has discussed with PwC the matters required to be discussed by Auditing Standard No. 1301, as adopted by the PCAOB, relating to communications with audit committees. In addition, the Audit and Compliance Committee has received from PwC the written disclosures and letter required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence, has discussed with PwC their independence from the Company and its management, and has considered whether PwC's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit and Compliance Committee discussed with the Company's Chief Audit Executive and PwC the overall scope and plan for their respective audits. Internal Audit is responsible for preparing an annual audit plan and conducting internal audits under the direction of the Company's Chief Audit Executive, who is accountable to the Audit and Compliance Committee. The Audit and Compliance Committee met with the Chief Audit Executive, the Controller and PwC, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the company's financial reporting. In addition, the Audit and Compliance Committee met with the CEO and Chief Financial Officer of the Company to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the SEC.

AUDIT AND COMPLIANCE COMMITTEE

Daniel L. Vasella, Chair
John J. Brennan
Ralph de la Vega
Anne L. Lauvergeon
Michael O. Leavitt

Executive Compensation



ITEM 3

Advisory Resolution to Approve Executive Compensation (Say on Pay)

✔ The Board recommends a vote **FOR** this item.

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, we are asking you to approve, on an advisory basis, the compensation of the Company's NEOs disclosed in the CD&A, the compensation tables, notes and narrative in this proxy statement.

Our Board believes that the compensation of our executive officers is aligned with performance, is sensitive to our share price, appropriately motivates and retains our executives, and is a competitive advantage in attracting and retaining the high caliber of executive talent necessary to drive our business forward and build sustainable value for our shareholders. We believe our executive compensation program delivers pay which is strongly linked to Company performance over time.

We engage with shareholders throughout the year, including discussing our compensation program and practices, and we also obtain feedback through this annual say on pay vote. Although this advisory vote is non-binding, the results of this vote and the views expressed by our shareholders in these discussions will inform the CBC's future decisions about our executive compensation.

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables and narrative discussion, is hereby approved.

Compensation Discussion and Analysis

Our CD&A describes our executive compensation programs and compensation decisions in 2017 for our NEOs, who for 2017 were:

Name	Title
Kenneth I. Chenault	Chairman and CEO*
Stephen J. Squeri	Vice Chairman*
Douglas E. Buckminster	President, Global Consumer Services**
Jeffrey C. Campbell	Executive Vice President and Chief Financial Officer
Laureen E. Seeger	Executive Vice President and General Counsel

* Mr. Squeri succeeded Mr. Chenault as Chairman and CEO on February 1, 2018.

** Mr. Buckminster was promoted to Group President, Global Consumer Services on February 1, 2018.

Table of Contents

50 Compensation Discussion and Analysis

51 Executive Summary

54 Executive Compensation Principles and Strategy

55 Elements of Total Direct Compensation

59 The Compensation Process

60 Pay Decisions, Performance and Outcomes for 2017

62 Compensation Analysis and Key Determinations for 2017

69 Other

69 Stock Ownership Guidelines

72 Report of the Compensation and Benefits Committee

Executive Summary

Business and Strategic Updates

In 2015, we implemented a two-year game plan to address the challenging economic, competitive and regulatory environment. Our results for 2017 reflect a strong finish to our two-year game plan as we successfully executed against our key priorities of accelerating revenue growth, optimizing our investments and resetting our cost base. Our performance in 2017 reflects benefits from the investments we have made in a variety of growth opportunities over the last several years. Although we continue to see some headwinds in markets around the world and intense competition, we remain focused on delivering differentiated value to our merchants, customers and business partners while delivering returns to our shareholders. Importantly, we built momentum through 2017 with both revenue and billings growth higher in Q4 than any other quarter of 2017. Our EPS for 2017 was $2.97 on a reported basis and our adjusted EPS of $5.87[1] (excluding the impacts of the Tax Act) came in at the higher end of the increased guidance we gave at the end of the third quarter. This was above the initial guidance from the start of the year (EPS of $5.60 to $5.80). The Compensation and Benefits Committee determined the Company's performance to be significantly above the target level and assigned a G1 rating (see page 56 for more information on the Company's rating system) to the Company.

Financial Performance Highlights

- **Revenues:** Total revenues rose 4 percent in 2017, even as compared to the prior year, which included two quarters of revenue from our Costco relationship;

  - Excluding Costco-related revenues and the impact of foreign exchange, adjusted revenues rose by 8 percent for the full year[2]

- **EPS:** $2.97 on a reported basis and $5.87 excluding the impacts of the Tax Act, which was at the higher end of the increased guidance we gave at the end of the third quarter (earnings of $5.80 to $5.90 per share for the year) and above the initial guidance from the start of the year (EPS of $5.60 to $5.80).[1]

- **ROE:** 13.1 percent (adj. 25.4 percent[1]);

- Total cards-in-force grew by more than 2.9 million;

- Worldwide spending on our cards increased by 5 percent to a record $1.1 trillion;

- Card Member loans rose 12 percent, significantly outpacing the industry; and

- An additional 1.5 million new merchant locations-in-force in the United States.

Our overall progress, along with the positive environment for equities, helped us deliver TSR of 36 percent for 2017. This compares favorably to returns of 22 percent for the S&P 500 and S&P Financials, and 21 percent as the median of our peer group (see page 60 for a list of our peers).

---

[1]   Adjusted diluted EPS and adjusted ROE, both excluding the impacts of the Tax Act of $2.6 billion, are non-GAAP measures. The estimated impacts may be refined in the future as additional guidance and interpretations become available. See Annex B for a reconciliation to EPS and ROE on a GAAP basis.

[2]   Adjusted revenues net of interest expense on an FX-adjusted basis, a non-GAAP measure, excludes from prior-year results estimated revenues from Costco in the United States, Costco U.S. cobrand Card Members and other merchants for out-of-store spend on the Costco cobrand card. Management believes revenues net of interest expense excluding estimated Costco-related revenues is useful in evaluating the ongoing operating performance of the Company following the end of the Costco U.S. relationship. See Annex B for a reconciliation to total revenues net of interest expense on a GAAP basis.

Shareholder Engagement and Responsiveness to 2017 Say on Pay Vote

Our directors and management recognize the benefits that come from robust dialogue with shareholders and we therefore engage with our shareholders on an ongoing basis. We have made a number of executive compensation program updates to align the program with changes at the Company and in response to shareholder feedback. We have provided a chart below with the items shareholders identified and actions the CBC took to ensure that we are responsive. Since January 2017, we have engaged with investors representing over 51 percent of shares outstanding on corporate governance, executive compensation and related matters.

What we Heard	What we Did
Questions about pay quantum	✓ We set a new CEO pay target at $16.2 million, reduced from $22 million for prior long-tenured CEO.
Manage CBC discretion and clarify how it's applied	✓ We re-designed our annual incentive program to reduce discretion for NEOs and enhanced CD&A disclosure to clarify how the CBC determines bonus payouts
Linkages of strategy to program design	✓ We will continue to align our compensation program with new CEO strategic priorities
Clarifications about pay metrics selection	✓ We enhanced the disclosure of our pay metrics, including targets for annual and long-term programs
Consider changes to peer group	✓ As a part of its periodic review process, the CBC replaced one company in the peer group to more closely align our peer group with the Company's current business model

Elements of Executive Compensation

The following table summarizes the key elements of our executive compensation program and demonstrates the program's focus on annual and long-term incentive compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance.



Base Salary

Base salaries correspond to experience and job scope and provide competitive fixed pay.

Annual Incentive Award (AIA)[3]

Performance Measures[4]

- Shareholder (55%)
- Customer (15%)
- Employee (15%)
- Strategic and Long-Term Sign-Posts (15%)

Long-Term Incentive[3]

Portfolio Grant Award (PG)	Performance Restricted Stock Unit Award (PRSU)	Stock Option Award (SO)
Payout range 0-125% of target Vests in 3 years	Payout range 0-125% of target Vests in 3 years	Vests in 3 years after grant 10-year term
Financial Metrics; Strategic Milestones	ROE[5]	Net Income[6]

2017 Pay Outcomes Summarized: CEO Pay Decisions

The Company delivered strong performance in 2017 and the CBC concluded that Mr. Chenault has earned the maximum AIA (approximately $8.3 million) at 125 percent of target. This amount is paid in RSUs instead of cash to provide more emphasis on the Company's stock performance, and the vesting of these RSUs is deferred until one year after his retirement in 2018. In addition, the CBC awarded the CEO a PG of $1.5 million in early 2018. PGs are a portion of long-term incentive compensation tied to three-year performance (in this case 2018-2020). In Mr. Chenault's case, the long-term vesting of this award incentivized the appropriate balance of short/long-term performance during his final year, and aligned his 2017 compensation with the success of the ongoing strategic initiatives that are likely to drive performance in 2018 and beyond. Mr. Chenault did not receive any other long-term incentive award due to his retirement.

Mr. Chenault's compensation for 2017, other than his base salary, consisted of performance-contingent, multi-year awards tied to specific financial and operational goals. See page 62 for more information on Mr. Chenault's compensation.

3 Historically, all or a portion of the AIA awarded to our CEO has been paid in a form other than cash and has been deferred. Mr. Chenault's 2017 AIA was earned based on his 2017 performance, but all of the payout was deferred into RSUs for one year. The PG is subject to achievement of three-year (2018-20) financial and strategic milestones approved by the CBC in Q1 2018, and the PRSUs depend on 2018-20 ROE performance. The SOs vest three years after grant, subject to meeting performance conditions, and are exercisable for ten years. All or a portion of our CEO's AIA earned for performance years 2010-2015 and 2017 was paid in RSUs with additional one-year vesting subject to positive net income. For most of these RSU awards, 50 percent of the net shares are to be held for one year post retirement.

4 Details of performance measures under each of the below categories can be found on page 56.

5 Average ROE between 23-27 percent provides 100 percent target payout. Details of the applicable payout grid are available on page 58.

6 Subject to positive cumulative net income over the vesting period.

Compensation Governance Practices

The Company's executive compensation program is governed independently by the CBC with the advice and support of the Company's independent compensation consultant as well as the Company's management team. The following are key characteristics of the Company's executive compensation practices, which we believe promote good governance and best serve the interests of our shareholders:

✓ Employ robust goal setting process to align CEO and NEO goals with Company strategy

✓ Cash incentives and equity awards subject to recoupment and forfeiture provisions

✓ Clawback provision for cash portion of the CEO's AIA when AIA is paid in cash

✓ Program discourages imprudent risk taking, including Chief Risk Officer's review of goals and results to confirm that actual results were achieved within the Company's risk appetite

✓ Maintain significant NEO stock ownership requirements

✓ Cap on CEO annual incentive compensation payments (125 percent of target)

✓ Cap on NEO AIA payments (187.5 percent of target for extraordinary performance)

✓ Prohibit executive officers from hedging or pledging company stock

✓ Double-trigger change-in-control provisions

✓ No employment contracts with NEOs

✓ No payment of dividends or dividend equivalents on RSUs granted to NEOs until they vest

✓ No excise tax gross-ups upon a change in control

✓ No individual change in control arrangements

✓ No repricing of options

Executive Compensation Principles and Strategy

Our executive pay program is deliberate, consistent and continues to align with our Company's business strategy.

✓ We align pay with Company performance and support a long-term, high performance business model.

✓ We link most of the pay for senior executives to long-term business strategies and key priorities. The CEO's pay has added emphasis on performance-based incentives (91 percent of CEO's target pay for 2017), with a substantial stockholding requirement (see page 69 for details).

✓ We measure performance against challenging markers established before each performance cycle and aligned with our key business priorities.

✓ We discourage imprudent risk taking by avoiding undue emphasis on any one metric or short-term goal.

These principles have served us well for many years, and we have adapted them in response to input from shareholders and regulators, including the Board of Governors of the Federal Reserve System (Federal Reserve).

Elements of Total Direct Compensation

Each NEO's TDC consists of three forms of compensation: base salary, AIA and long-term incentives. The annual and long-term incentives are variable and depend on the achievement of specific performance objectives.

Total Direct Compensation

TDC consists primarily of variable annual and long-term incentive pay. Variable compensation, which makes up most of NEO pay, covers annual and multi-year performance periods and depends on performance against comprehensive measures. Compensation for 2017 consisted of the following elements:

	Pay Component	Rationale	How it is Paid
Annual	**Base Salary**	Provides competitive fixed pay to attract employees	Paid in cash
	Annual Incentive Award	Incentivizes achievement of key annual objectives across the Company and specific business units, including progress made towards long-term initiatives	Paid in cash Historically, all or a portion of the AIA awarded to our CEO has been paid in a form other than cash and has been deferred
Long-Term	**Portfolio Grant**	Incentivizes achievement of specific financial objectives and strategic milestones, measured over a three-year period	Paid in cash Historically, all or a portion of CEO's earned amount is deferred into RSUs to further link pay with future performance
	Performance RSUs	Rewards for achievement of specific financial objectives, measured over a three-year period and links payout to stock price appreciation	Paid in shares
	Stock Options	Aligns executives' interest with long-term value creation as measured by appreciation in stock price	Results in shares delivered upon exercise

Compensation Alignment with Company Performance

The components of our executive compensation program demonstrate alignment with long-term shareholder value creation. CEO compensation is linked to the financial, strategic and operational performance of the Company. Ninety-one percent of the CEO's compensation is performance-based and on average 88 percent of NEO compensation is performance-based.



2017 CEO Target Total Direct Compensation Mix

- Base Salary **9%**
- Annual Incentive Award **30%**
- Portfolio Grant **23%**
- Performance RSUs **31%**
- Stock Options **7%**

Performance-Based Compensation 91%

2017 NEO Target Total Direct Compensation Mix

- Base Salary **12%**
- Annual Incentive Award **36%**
- Portfolio Grant **18%**
- Performance RSUs **28%**
- Stock Options **6%**

Performance-Based Compensation 88%

Base Salary

Each NEO received an annual salary in cash. The purpose of the base salary is to provide competitive, fixed annual cash compensation.

AIA Structure and Methodology

The AIA is an annual cash-denominated performance-based component of executive compensation designed to recognize Company performance as well as exceptional individual performance. Performance is measured against measurable goals reviewed and approved by the CBC. The CBC believes each performance metric is a clear driver of annual Company performance and aligns with the Company's focus on continued long-term value creation.

The AIA is structured to reflect specific and measureable Company, business unit and individual performance goals, including key objectives in the following categories.

	Weighting	Metric
Annual Incentive	55%	• Shareholder (e.g., EPS and Revenue Growth)
	15%	• Customer (e.g., Net Promoter Score)
	15%	• Employee (e.g., Diversity and Inclusion Goals)
	15%	• Strategic and Long-Term Sign-Posts (e.g., Merchant Coverage, Lending Growth)

In response to shareholder feedback for 2017, we simplified our AIA program. It is now a more formulaic program that considers quantitative goals set at the beginning of the fiscal year, along with individual performance, to determine the final payout. The design works as follows for each NEO.



Performance Multiplier (0-150%)

Individual NEO Target Amount x [**Company Performance (70%)** + **Business Unit Performance (30%)**] x **Individual Performance Multiplier *(0-125%)*** = **Annual AIA Payout**

Rating	Multiplier
G1+ (highest rating)	150%
G1	130%
G1-	120%
G2+	110%
G2 (target)	100%
G2-	90%
G3+ or below	CBC judgment

The weighted average of the Company multiplier and business unit multiplier determines the overall performance multiplier which is an input into the AIA payout equation

Individual Target Amount. At the beginning of the fiscal year, the CBC reviews and sets the target annual incentive amount for executive officers at a level intended to reflect their role and responsibilities. Generally, these targets do not change unless roles, responsibilities, or market circumstances change in such a way that an adjustment would be appropriate.

Performance Multiplier. The performance multiplier is comprised of specific and measureable Company and business components. Company performance is weighted at 70 percent and business unit performance is weighted at 30 percent, other than for the CEO, whose AIA payout is based 100 percent on Company and individual performance and capped at 125 percent of target. The program places higher emphasis (70 percent) on Company performance to reinforce the importance of enterprise level success over individual business unit performance. Early in the year, the CBC approves performance objectives against which performance is assessed and a multiplier is applied at the end of the year. To determine the Company and business unit portions of the multiplier, at the end of the year the CBC considers performance year assessments with input from the CEO on overall Company and business unit performance against these goals, as well as input from the Chief Risk Officer on organizational performance against established risk metrics.

Using these inputs, the CBC approves a Goal (G) rating for both the Company and business unit portions of the multiplier. The weighted sum of the multiplier for each of the Company and business unit performance elements corresponds to an overall performance multiplier used to calculate a payout.

Individual Multiplier. The individual multiplier allows the CBC to modify an award downwards or upwards to consider individual performance, including quality of results, key leadership attributes, compliance with risk and control objectives and other relevant factors.

Long-Term Incentive Award Structure and Calculation

The Long-Term Incentive Award (LTIA) is intended to be formulaic and link compensation to the achievement of long-term financial objectives. LTIA compensation is awarded in three forms: portfolio grant (PG), performance restricted stock units (PRSUs), and stock options. Each of these incentives aligns NEOs' interests with those of shareholders and establishes retention incentives through multi-year, performance-based vesting periods. The elements of LTIA and their respective features are described in the below table:

Element	Metrics	Features
Portfolio Grant[1]	• 3-year financial and strategic goals	• 3-year vesting • Payout tied to 3-year performance • 0-125% of target payout range
Performance RSUs	• 3-year average ROE	• 3-year vesting period • Payout tied to 3-year performance • 0-125% of target payout range
Stock Options	• Stock price appreciation[2]	• Vests 3 years after grant • 10-year term

[1] Ordinarily paid in cash at the end of the three-year performance period, but the CEO's earned amount has been paid in RSUs since 2011 including awards earned at the end of 2017

[2] Subject to positive cumulative net income over the vesting period

Portfolio Grant

The PG is a form of long-term compensation primarily paid in cash. The size of the grant that is awarded as part of TDC for a given year is determined by performance during the prior fiscal year, with the ultimate earned value of the award based on performance on relevant financial and strategic metrics at the end of the three-year performance cycle. For 2018-2020, the CBC set financial and strategic milestones in the first quarter of 2018 for the three-year performance period ending in 2020. The CBC sets targets for portfolio grants that are intended to be rigorous yet achievable through sustainable long-term performance, as demonstrated by the 2015-2017 grant which paid out below target.

For 2017 (reflecting performance for the 2015-2017 period), all PGs were paid in cash other than for the CEO, whose grant was paid in RSUs to further link CEO compensation to future performance and ultimately shareholder returns. This element of compensation closely aligns executive compensation to the Company's long-term financial and strategic performance through measurable goals. The Company discloses actual structure and goals only at the end of each performance cycle due to the competitively sensitive nature of the information. See the "Portfolio Grant Awarded in January 2015-Vesting Based on 2015-2017 Performance" section for the discussion of the 2015-2017 PG metrics and pay outcomes.

Performance Restricted Stock Units (PRSUs)

PRSUs are a form of equity compensation dependent on the achievement of specific financial goals and linked to the long-term performance of the Company. This element of compensation closely aligns executives to the Company's financial performance achievements and stock price appreciation over the long term. PRSUs are earned for the achievement of ROE targets with the actual value based on the stock price at the time of the payout, thus linking the award closely to stock performance. ROE was chosen as the metric because it is an important measure of the financial success of our business and is common in the financial services industry.

At the PRSU grant date, the CBC determines the three-year average ROE target for the grant's three-year performance cycle. The target is set considering the Company's operating plan and is intended to incentivize performance that is challenging yet achievable. As detailed in the table below, the percent of the PRSUs that are earned by an NEO can range from 0 percent to 125 percent of target, contingent upon performance:

% Target Shares Granted	3-Year Average ROE
125%	>=30%
108.3%	28%
100%	23 – 27%
95%	22%
75%	20%
0%	<=5%

Note: If the three-year ROE is between two points, straight-line interpolation will be applied.

The Compensation Process

Evaluating Performance: Selecting Metrics, Setting Targets

The CBC reviews and approves comprehensive performance goals annually and remains actively engaged throughout the year to monitor Company strategy and performance toward goals. The following describes the Company's process for selecting incentive program metrics and setting challenging yet achievable targets that are aligned with the Company's strategic direction.

Key Steps in Selecting Incentive Metrics and Setting Targets

→ Our Board reviews the competitive environment and business strategy throughout the year, including regulatory, competitive and technological developments.

→ The CBC reviews and approves final incentive plan metrics and goals early in each year.

→ The CBC remains engaged throughout the year, evaluates annual performance and determines final payout amounts based on the achievement of stretch goals.

Peer Group and Benchmarking

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. The CBC periodically examines pay practices and pay data for a group of 20 companies as a source of benchmarking data to better understand the competitiveness of our compensation program and its various elements. While the benchmarking data is used to assess the competitiveness of our compensation program, it is only one of a number of factors used to make final pay decisions.

How We Select the Company's Peers

In selecting the current peer group, the CBC identified prominent S&P 500 companies, generally with revenue levels similar to ours, and the companies fall into the following categories: (1) financial institutions; (2) iconic global consumer brands; and (3) payments related and technology businesses.

In 2017, as part of its routine review of the Company's compensation peer group, the CBC evaluated the appropriateness of the peer group and maintained the same categories as mentioned above. The CBC decided to remove Walt Disney from the peer group upon consideration of shareholder feedback, and added the Starbucks Corporation as a comparable peer with similar brand characteristics and revenues. The remainder of the group was unchanged.

Comparator Group 2017

Financial Institutions		Iconic Global Consumer Brands		Payments Related & Technology Businesses	
Bank of America	Goldman Sachs	Coca-Cola	PepsiCo	Discover	PayPal
BNY Mellon	JPMorgan Chase	Colgate Palmolive	Starbucks	MasterCard	Cisco
BlackRock	Morgan Stanley	Nike		Visa	
Capital One Financial	US Bancorp				
Citigroup	Wells Fargo				

Pay Decisions, Performance and Outcomes for 2017

The following section discusses performance against key incentive program metrics as well as the pay decisions and outcomes for each NEO. As a part of the annual pay decision process, the CBC considers overall Company performance as well as performance against specific pre-established enterprise-wide goals, performance relative to our peers and financial markets, and a risk/control and compliance assessment.

Progress on Key Performance Metrics in 2017

Two years ago, we identified three priorities for 2016-17 to transform our business in the face of renewed competition, a shifting regulatory environment, and disruptive technological changes:

• Accelerating Revenue Growth

• Optimizing Investments

• Resetting the cost base

As we executed on this plan, we added new products and benefits for both consumers and businesses, including a refresh of our U.S. Platinum Card. At the same time, we redesigned our marketing, customer service and risk management capabilities with a leaner, more agile technology infrastructure and cutting-edge data science. As a result of these actions, in 2017:

• Total cards-in-force grew by more than 2.9 million;

• Worldwide spending on our cards increased by 5 percent to a record $1.1 trillion;

• Card Member loans rose 12 percent, significantly outpacing the industry; and

• An additional 1.5 million new merchant locations-in-force in the United States.

The Company's progress is also evidenced by the following:

	2016	2017	Key 2017 Achievements
Revenue (in billions)	$32.1	$33.5	• Total revenues rose 4 percent in 2017, even though the prior year included two quarters of revenue from our Costco relationship.
			• Excluding Costco-related revenues and the impact of foreign exchange, adjusted revenues rose by 8 percent for the full year[7]
			• Fourth quarter Revenue Exit Momentum of 10 percent[8]
			• Billings growth in our consumer and commercial businesses, higher net interest income from loan growth, and higher fee income
Total Loans[9] (in billions)	$66.7	$76.1	• Credit quality stayed strong throughout the year
			• Economics of lending remain very attractive to us considering the benefits of higher net interest income.
ROE	26.0%	13.1% (adj. 25.4%)[10]	• Excluding the impacts of the Tax Act, ROE was in line with our historical experience
EPS	$5.65 (adj. $5.93)[11]	$2.97 (adj. $5.87)[10]	• Excluding the impacts of the Tax Act, EPS was $5.87 which was in line with the guidance we offered in October 2017 ($5.80 to $5.90) and above the initial guidance from the start of the year (EPS of $5.60 to $5.80).

The Company's TSR for 2017 was 36 percent[12]. Overall the Company's TSR outperformed the S&P Financials and S&P 500 indices on a one-year basis, but lagged these indices on a three- and five-year basis.



[7]   Adjusted revenues net of interest expense on an FX-adjusted basis, a non-GAAP measure, excludes from prior-year results estimated revenues from Costco in the United States, Costco U.S. cobrand Card Members and other merchants for out-of-store spend on the Costco cobrand card. Management believes revenues net of interest expense excluding estimated Costco-related revenues is useful in evaluating the ongoing operating performance of the company following the end of the Costco U.S. relationship. See Annex B for a reconciliation to total revenues net of interest expense on a GAAP basis.

[8]   Fourth quarter Revenue Exit Momentum is our Fourth Quarter 2017 revenue growth over the prior year.

[9]   Total loans represents Card Member loans and Other Loans.

[10]   Adjusted diluted EPS and adjusted ROE, both excluding the impacts of the Tax Act of $2.6 billion, are non-GAAP measures. The estimated impacts may be refined in the future as additional guidance and interpretations become available. See Annex B for a reconciliation to EPS and ROE on a GAAP basis.

[11]   Adjusted diluted EPS, a non-GAAP measure, excludes the $266 million after-tax restructuring charges ($410 million pre-tax) from 2016. See Annex B for a reconciliation to EPS on a GAAP basis.

[12]   TSR is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Source: Bloomberg (returns compounded daily).

Compensation Analysis and Key Determinations for 2017

CEO TDC Decisions for 2017

The Company delivered strong performance in 2017 and the CBC concluded that Mr. Chenault has earned maximum AIA (approximately $8.3 million) at 125 percent of target. This amount is paid in RSUs instead of cash to provide more emphasis on the Company's stock performance, and the vesting of these RSUs is deferred until one year after his retirement in 2018. In addition, the CBC awarded Mr. Chenault a PG of $1.5 million in early 2018. PG are a portion of long-term incentive compensation tied to three-year performance (in this case 2018-2020). In Mr. Chenault's case, the long-term vesting of this award incentivized the appropriate balance of short/long-term performance during his final year, and aligned his 2017 compensation with the success of the ongoing strategic initiatives that are likely to drive performance in 2018 and beyond. Mr. Chenault did not receive any other long-term incentive award due to his retirement.

Mr. Chenault's compensation for 2017, other than his base salary, consisted of performance-contingent, multi-year awards tied to specific financial and operational goals.

In millions:


$1.569
$6.681
$5.125
$6.625
$2.000
$22.00
2017 Target
$1.500
$8.281
$2.000
$11.78
2017 Awarded TDC
RSUs and Options
In light of our CEO transition and considering that long-term incentives are for future performance, no equity awards were granted
Portfolio Grant
Awarded $1.5 million portfolio grant considering the success of strategic initiatives underway.
Annual Incentive Award
• AIA was granted at 125% of target for 2017 performance year (which is the maximum amount for extraordinary performance)
• Entire AIA amount of $8.281 million was awarded in the form of RSUs that are deferred for one year following grant date
Base Salary
Provides competitive fixed pay

83 percent of TDC awarded for 2017 is deferred and tied to future Company performance.

Transitional Compensation Related to CEO Succession

Considering Mr. Chenault's retirement on February 1, 2018, the CBC decided that his 2018 annual incentive for the duration of his service in 2018 until his retirement will also be paid at target in 2019 on a pro-rata basis.

On January 22, 2018, the CBC approved certain arrangements for Mr. Chenault. We have agreed to provide an annual stipend of $300,000 per year to Mr. Chenault for office space with administrative support for use after retirement (consistent with past practice for retiring CEOs) for a period of nine years (the year Mr. Chenault becomes age 75), with an additional one-time set-up payment of $500,000 plus appropriate office hardware on a one-time basis. We have also agreed to provide Mr. Chenault with driver support for security for one year.

On October 18, 2017, following the announcement of Mr. Chenault's retirement and the decision to appoint Mr. Squeri as CEO, the CBC awarded Mr. Squeri performance-vesting options on October 31, 2017 with a grant date fair value of $4.5 million in connection with his promotion. On the same date, Mr. Buckminster was also granted performance-vesting

stock options with a grant date fair value of $2.25 million, in connection with the CEO transition. The options will have a term of seven years, an exercise price equal to the closing price on the grant date and vesting subject to (i) a stock price goal of 30 percent above the closing price on the grant date, which must be met for a period of 20 consecutive trading days during the five-year period beginning on the grant date, (ii) a financial goal of positive cumulative GAAP net income for the three-year period and (iii) a three-year service condition. Fifty percent of the net after-tax shares received upon exercise must be held for at least 12 months.

Other NEOs' Total Direct Compensation Decisions for 2017

The CBCs TDC decisions for the NEOs other than the CEO for performance year 2017 are presented in the table below ($000s)[13]:

	S. J. Squeri	J.C. Campbell	D.E. Buckminster	L.E. Seeger
Base Salary	$ 1,500	$ 1,000	$ 750	$ 800
AIA*	$ 7,000	$ 4,600	$3,350	$2,400
PG	$ 2,700	$ 1,500	$1,300	$1,100
PRSUs	$ 6,000	$ 2,721	$1,787	$1,624
SOs	$ 1,500	$ 629	$ 413	$ 376
TDC	$18,700	$10,450	$7,600	$6,300

* To comply with regulatory guidance that at least 50 percent of incentive compensation be deferred, $200,000 of Mr. Buckminster's 2017 AIA and $850,000 of Mr. Campbell's 2017 AIA were paid in the form of PRSUs and SOs granted in January 2018. The AIA figures in the above table reflect these adjustments.

> A significant portion of the NEOs' Awarded TDC is tied to future performance of the Company, including stock price performance[14].

AIA Outcomes for 2017

Executives are eligible to receive an AIA based on performance over the prior year against measurable goals that are set at the beginning of the year and approved by the CBC in four key areas: Shareholder, Customer, Employee, and Strategic and Long-Term goals. AIA metrics are measures of Company and executive performance intended to drive the creation of long-term value. The CBC follows a detailed framework to set goals, assess performance and determine each NEO's AIA payout.

NEO AIA Targets for 2017

At the beginning of the fiscal year, the CBC reviews and sets the target annual incentive amount for executive officers at a level intended to reflect their role and responsibilities. Generally, these targets do not change unless roles, responsibilities, or market circumstances change in such a way that an adjustment would be appropriate. The payout ranges up to 187.5 percent of target for NEOs based on a comparison of annual incentive structures for peer companies and to reflect the Company's and executive extraordinary performance[15].

Earned awards are typically paid out in cash but the CBC can determine to pay awards in RSUs or a combination of the two for the CEO. For example, the CEO's 2016 AIA was paid in long-term incentives considering progress needed beyond 2016 to reset the Company's trajectory towards profitable growth and high returns.

---

[13]   Due to SEC reporting rules, timing and other differences result in different amounts being allocated in the chart above as compared to the Summary Compensation Table. A reconciliation is shown on page 73.

[14]   The NEOs' PRSUs are earned based on three-year average (2018-2020) ROE performance. With respect to equity awarded to Other NEOs (noted above), an equal number of shares were granted in the form of PRSUs and SOs, other than for Mr. Squeri.

[15]   A 125 percent CEO cap that applied to Mr. Chenault's AIA was removed in connection with the 2018 CEO transition.

2017 Performance Outcomes

The CBC assigned a G1 rating to the Company after reviewing actual performance against target performance, for exceptional performance (see page 56 for more information on the Company's rating system). For all NEOs except the CEO, AIA payouts are based on a Performance Multiplier (measured 70 percent on Company performance and 30 percent on the appropriate business unit performance for each NEO) and an Individual Performance Multiplier. The CEO's AIA payout is based 100 percent on Company performance as represented in the Company Scorecard shown below.

PERFORMANCE MULTIPLIER – COMPANY

In determining the annual Company portion of the Performance Multiplier, the CBC evaluated the following results against the performance objectives approved for all NEOs by the CBC at the beginning of 2017:

2017 Company Performance Multiplier Scorecard

Financial (55%)	Target	2017 Accomplishments
• Revenue Growth *(FX-adjusted)**	0%***	4%
• Fourth quarter Revenue Growth *(FX-adjusted)**	5%	9%
• EPS**	$5.60	$5.87
• ROE**	25%	25%
Customer (15%)		
• Internal metrics to measure customer satisfaction and customer growth		Goals achieved at target levels
Employee (15%)		
Talent Retention and Diversity Representation Goals		Goals achieved at or above target levels
Long-term sign posts (15%)		
• Remove $1 Billion of costs from the expense base		Above Target
• Innovation and New Business Progress		Above Target
• Acceleration of Merchant Coverage balanced with reducing Discount Rate Erosion		At Target
• Evolution of Litigation Strategy		Above Target
• Strengthening Card Member Value Proposition		Above Target
• Continue to Grow Lending		Above Target
Company Performance Multiplier Score		**130% (G1)**

> **Based on strong 2017 performance on key financial, employee and customer dimensions that exceeded targets and along with meaningful progress on the Company's long-term goals, the Company received a G1 rating that resulted in 130 percent score under the Company portion of the plan.**

*   The foreign currency adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes the foreign exchange rates used to determine results for the current period apply to the corresponding prior year period against which such results are being compared). Reported revenue growth was 4 percent and 10 percent for fiscal year 2017 and Q4 2017, respectively.

**   Adjusted diluted EPS and adjusted ROE, both excluding the impacts of the Tax Act of $2.6 billion, are non-GAAP measures. The estimated impacts may be refined in the future as additional guidance and interpretations become available. See Annex B for reconciliations to EPS and ROE on a GAAP basis.

*** Each year the CBC considers the Company's plans, the external environment and any significant business changes when setting compensation related goals. In 2017, the CBC approved a flat FX-adjusted revenue growth target which took into consideration the fact that 2016 included two quarters of revenues related to our Costco relationship that was discontinued at the end of the second quarter in 2016. Costco-related revenues (revenues from Costco in the U.S., Costco U.S. cobrand Card Members and other merchants for out-of-store spend on the Costco cobrand card) were approximately $1.2 billion in 2016. On an adjusted basis, the 2017 revenue target represented a roughly 4 percent increase when excluding 2016 Costco-related revenues (see Annex B for more information). Management believes revenues net of interest expense excluding estimated Costco-related revenues is useful in evaluating the ongoing operating performance of the Company following the end of the Costco U.S. relationship. In addition, the CBC approved a 5 percent fourth quarter revenue growth target for 2017 to underscore the importance of exiting the year with momentum. The fourth quarter revenue growth target also provides a useful GAAP measure of management success considering the fourth quarter of 2016 did not include Costco-related revenue. The CBC applied a similar rationale when approving the $5.60 EPS target for 2017 considering $5.65 GAAP reported EPS for 2016. The CBC concluded that the $5.60 EPS target for 2017 represented an appropriate and challenging increase as compared to 2016 EPS excluding Costco-related earnings.

CEO 2017 PERFORMANCE AND AIA OUTCOME (MR. CHENAULT, CHAIRMAN AND CEO FOR 2017)

Mr. Chenault's AIA payout is based on performance against the Company's scorecard and the resulting Company Performance Multiplier. Given the Company Performance resulting in G1 rating, Mr. Chenault achieved the maximum AIA payout for 2017 as follows ($000s):

Target AIA	Company Performance Multiplier	Actual AIA
$6,625	125%	$8,281

The Company's AIA plan provided 130 percent of target AIA considering actual performance before the CBC's adjustment to consider individual performance. The CEO's compensation framework caps AIA payout to 125 percent of target. Therefore, despite exceptional performance, Mr. Chenault's AIA was capped at 125 percent of target.

For 2017, Mr. Chenault's AIA payout was awarded entirely in the form of RSUs that are deferred for one year following grant date to provide more emphasis on the Company's future stock performance. Historically, all or a portion of the AIA awarded to our CEO has been paid in a form other than cash and has been deferred. With most of Mr. Chenault's compensation subject to multi-year performance goals, his realizable pay is tied closely to the long-term success of the Company after his retirement.

PERFORMANCE MULTIPLIER – BUSINESS UNITS

For all NEOs other than the CEO, the objectives under the Business Unit Performance portion of the Performance Multiplier are weighted at 30 percent and evaluate performance in the areas generally directly under the purview of the executive. NEO scorecards may reflect shared Company goals in order to assess individual contribution toward the achievement of those goals, as applicable to each NEO's business unit. The following summarizes each NEO's goals and objectives for 2017 and performance against each goal.

MR. SQUERI, VICE CHAIRMAN, MR. CAMPBELL, EVP AND CHIEF FINANCIAL OFFICER AND MS. SEEGER, EVP AND GENERAL COUNSEL

Mr. Squeri's, Mr. Campbell's and Ms. Seeger's Business Unit Multiplier was determined based on the performance against their respective Business Unit Scorecard metrics. Messrs. Squeri's and Campbell's goals were identical to the Company scorecard except for Employee metrics, which reflected the business units for which they were respectively responsible during 2017. Ms. Seeger's goals were also identical to the Company scorecard except for Employee metrics and Long-Term Sign Posts, which reflected the business unit for which she was responsible during 2017.

Based on 2017 performance, Mr. Squeri, Mr. Campbell and Ms. Seeger each achieved goals above target, resulting in G1 ratings, which correspond to a 130 percent Business Unit performance multiplier.

MR. BUCKMINSTER, PRESIDENT, GLOBAL CONSUMER SERVICES

Mr. Buckminster's performance on the Business Unit Multiplier was evaluated based on the following results on his 2017 Business Unit Scorecard:

2017 Buckminster Performance Multiplier Scorecard

Financial (55%)	Target	2017 Accomplishments
• Revenue Growth *(FX-adjusted)**	0%	5%
• Fourth Quarter Revenue Growth *(FX-adjusted)**	6%	11%
• Pre-tax Income ($Millions)	$3,861	$3,896
Customer (15%)		
Internal metrics to measure customer satisfaction and customer growth		Goals achieved at target
Employee (15%)		
Talent Retention and Diversity Representation Goals		Goals achieved at or above target levels
Long-term sign posts (15%)		
• Acquisition Efficiency		At Target
• Continue to Grow Lending		At Target
• Card Member Engagement		Above Target
• Strengthening Card Member Value Proposition		Above Target
Company Performance Multiplier Score		**130% (G1)**

* The foreign currency adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. Dollars (i.e., assumes the foreign exchange rates used to determine results for the current period apply to the corresponding prior year period against which such results are being compared). Reported revenue growth was five percent and 13 percent for fiscal year 2017 and Q4 2017, respectively.

NEO INDIVIDUAL MULTIPLIER

In addition to Company and Business Unit Performance, the AIA formula contains an Individual Multiplier which allows the CBC to modify an award downwards or upwards to consider measurable factors such as individual performance including, quality of results, key leadership attributes, compliance with risk and control objectives and other relevant factors. The CBC's decisions are reflected in the table below.

Summary of NEO AIA Decisions and Outcomes for 2017

The following table summarizes the actual AIA earned by each NEO for the 2017 performance year based on the achievement of goals detailed above ($000s).

| Name | Target AIA | x | Performance Multiplier | | x | Individual Multiplier* | Actual AIA** |
			Company (70%)	+ Business Unit (30%)			
K.I. Chenault	$ 6,625		125% (capped at this level based on Company and individual performance)				$ 8,281
S.J. Squeri	$ 4,500		130%	130%			$ 7,000
D.E. Buckminster	$ 2,200		130%	130%		CBC Assessment	$ 3,550
J.C. Campbell	$ 3,500		130%	130%			$ 5,450
L.E. Seeger	$ 1,600		130%	130%			$ 2,400

* The AIA formula contains an Individual Multiplier which allows the CBC to modify an award downwards or upwards.

** To comply with regulatory guidance that at least 50 percent of incentive compensation be deferred, $200,000 of Mr. Buckminster's 2017 AIA and $850,000 of Mr. Campbell's 2017 AIA were paid in the form of RSU's granted in January 2018. The AIA figures in the above table do not reflect these adjustments.

Long-Term Incentive Compensation Targets and 2017 Outcomes

The LTIA is intended to be formulaic and link compensation to the achievement of long-term objectives. LTIA compensation is awarded in three forms: a PG, PRSUs, and SOs. Each of these forms of incentives aligns NEOs interests with shareholder interests and establishes retention incentives through multi-year, performance-based vesting periods.

Element	2017 Metrics
2015-2017 PG[1]	• 50% Three-year financial goals
	– Three year cumulative EPS (20%)
	– Three year relative TSR as compared to S&P 500 (30%)
	• 50% strategic milestones
PRSUs	• Three-year average ROE
SOs	• Stock price appreciation[2]

[1] Paid in cash (except for CEO, who had all of his grant deferred and payable in equity)

[2] Subject to positive cumulative net income over the vesting period

Portfolio Grant Awarded in January 2015 (Vesting Based on 2015-2017 Performance)

The Portfolio Grant (PG) is a program with three-year performance cycles[16]. Under the program, management is assessed and rewarded for performance against a combination of financial objectives, stock price performance, and for results against specific strategic milestones that indicate success in positioning the Company for the future. For the 2015-2017 PG award, the size of the award was determined based on 2014 performance, with the ultimate value paid in 2018 resulting from performance during the 2015-2017 performance cycle as measured by three-year EPS, relative TSR and achievement of Strategic Milestones.

[16] Participants receive zero percent of the award at threshold level, 100 percent of the award at target level, and 125 percent of the award at maximum level. The payout range for achievement of strategic milestones is 0-125 percent and actual payout is based on actual performance against goals as well as the CBC's judgment.

Based on its assessment of performance against the targeted metrics as described in the following sections, the CBC determined that performance **underachieved** objectives and set the payout for the 2015-2017 cycle at **79 percent of the target award**.

Three-Year Cumulative EPS (20 Percent of Portfolio Grant)

The target goal established at the beginning of the three-year cycle was cumulative earnings of $17.36 per share, a level of earnings consistent with the Company's business plan and management expectations at the start of the performance period. No payout would be earned on this factor for performance below $10.84 per share, or 62 percent of the target goal. The maximum payout, 125 percent of target, was set at $20.27 per share, or 117 percent of the target goal.

On a GAAP basis, cumulative earnings were $13.67 per share; however, the CBC deemed it appropriate to consider adjusted financials when determining the payout for this factor to exclude the 2017 charges related to the Tax Act as well as impairment and restructuring charges in 2016 and 2015. On an adjusted basis, the Company earned $17.18 per share over the time period, which would correspond to a 98.5 percent payout against target for this factor. Refer to Annex B for reconciliation.

Results Needed for Potential Payout		Three-Year Outcome	2017 Achievement
Three-year EPS	**% Earned**		
$20.27	125%		
$17.36	100%	$17.18[1]	98.5%
$14.45	75%		
$10.84	0%		

[1] EPS includes: 2015 $5.38 (adj.), 2016 $5.93 (adj.), and 2017 $5.87 (adj.); 2015, 2016, and 2017 EPS adjusted for a charge in Enterprise Growth, restructuring charges, and the impacts related to the Tax Act, respectively. See Annex B for a reconciliation to EPS on a GAAP basis.

Note: If the three-year EPS is between two points, straight-line interpolation will be applied.

Three-Year Relative TSR (30 Percent of Portfolio Grant)

Results Needed for Potential Payout		Three-Year Outcome	2017 Achievement
Relative TSR	**% Earned**		
+5%	125%		
0%	100%	-7.53%	37.3%
-3%	75%		
-9%	25%		

This portion of the PG would pay at 100 percent if the Company's TSR was equal to the S&P 500 and scaled down to no payout if TSR lagged the index by more than 9 percent. The maximum payout (125 percent) would be achieved if the Company's TSR outperformed the index by 5 percent or more.

Actual performance over the period lagged the index by 7.53 percent, which corresponds to a 37.3 percent payout.

Note: If the 3-year EPS is between two points, straight-line interpolation will be applied.

Progress on Strategic Milestones (50 Percent of Portfolio Grant)

The strategic milestones established for this grant covered a range of initiatives, including customer and revenue-generating initiatives. The range of payouts for achievement against strategic milestones, as with the other elements, is from zero to 125 percent of target. The CBC uses judgment to score performance against these goals.

The CBC noted considerable success in terms of capturing a portion of the spending and borrowing of former Costco cobrand Card Members, expanding profitable lending, growing international revenues, and controlling operating expenses. However, performance was below-target on expanding global active merchant locations and driving Loyalty Partner revenue. As a result, the CBC determined that overall management met expectations in its strategic accomplishments and scored these **goals at 95.8 percent of target.**

Strategic Milestones	Three-Year Outcome
1 Capture a portion of the spending and borrowing of former Costco cobrand Card Members	
2 Increase global active merchant locations in force	
3 Expand profitable lending while effectively managing loss rates	CBC concluded that most but not all milestones were scored at or above the target level.
4 Grow international revenue	
5 Grow Loyalty Partner revenue	
6 Control cost base	

Final Scoring for 2015-2017 Portfolio Grant

Based on the above discussions of actual performance against goals, the CBC concluded that the award should pay out at **79 percent of its targeted amount.**

Performance Measure	Weight	x	Achievement Score	=	Weighted Average Score
EPS	20%		98.5		19.7%
Relative TSR	30%		37.3		11.2%
Strategic Milestones	50%		95.8		48.0%
					Payout: 79%

> Over the last three years, the PG program (including the 2015-2017 program) has paid out below its targeted amount, reinforcing our rigor of goals and stretch targets.

The CEO and other NEOs' PG 2015-17 grants resulted in the following payouts ($000s):

	PG 2015-17 Grant Amount	PG 2015-17 (Q1 2018) Payout
K.I. Chenault[1]	$ 5,125	$ 4,049
S.J. Squeri	$ 1,325	$ 1,047
D.E. Buckminster	$ 900	$ 711
J.C. Campbell	$ 1,500	$ 1,185
L.E. Seeger	$ 1,100	$ 869

[1] Note: Mr. Chenault's payment of $4,048,750 was in the form of RSUs granted in January 2018 with one year delayed delivery.

Performance RSUs Awarded in January 2015-Vesting Based on 2015-2017 Performance

Performance RSUs were awarded in January 2015 for the three-year performance period ending December 2017. The awards vest based on the Company's three-year average ROE performance.

Metric	Results Needed for Potential Payout		Three-Year Outcome		2015-2017 Achievement
	Three-Year Average ROE	% Target Shares Granted			
	>=30%	125%	25.1% (average)		
	28%	108.3%	**Year**	**ROE**	
Three year average ROE	23 – 27%	100%	2017	25.4%[17]	100%
	22%	95%	2016	26.0%	
	20%	75%	2015	24.0%	
	<=5%	0%			

[17] 2017 ROE excluding the impacts from the Tax Act of $2.6 billion. On a GAAP basis, ROE was 13.1 percent; however, the CBC deemed it appropriate to consider adjusted financials when determining the payout for this factor to exclude the 2017 charges related to the Tax Act. See Annex B for a reconciliation to ROE on a GAAP basis.

This resulted in the vesting of the following shares for the CEO and other NEOs:

	Target Number of Shares	Shares Vested
K.I. Chenault	87,777	87,777
S.J. Squeri	27,777	27,777
D.E. Buckminster	13,111	13,111
J.C. Campbell	25,777	25,777
L. E. Seeger	17,777	17,777

Other

Pay Ratio

Our CEO to median compensated employee pay ratio is 327:1, with the Summary Compensation Table number for Mr. Chenault being $18,611,373 and the equivalent number for the identified median employee being $56,873.

To calculate our median compensated employee, we reviewed our worldwide employee population, consisting of 19,864 U.S. employees and 33,985 non-U.S. employees, and examined the 2017 total compensation for all employees, excluding our CEO, who were employed by us as of November 30, 2017. As our non-U.S. employees exceed 5 percent of our total U.S. and non-U.S. employees, we applied the de minimis exception to exclude all non-U.S. employees in certain jurisdictions that were not representative of our worldwide employee base across various job levels.* As a result, our median compensated employee calculation includes all permanent Company employees, whether full-time or part-time, consisting of 19,864 U.S. employees and 32,058 non-U.S. employees (an aggregate of 96.4 percent U.S. employees and non-U.S. employees), and excludes 1,927 non-U.S. employees (an aggregate of 3.6 percent non-U.S. employees) from the calculation (Median Compensated Employee). Selected for purposes of the pay ratio calculation was an U.S. based employee. This employee was selected as their compensation was in line with the median compensation of the target population explained above.

To calculate the annual total compensation for our Median Compensated Employee, we used the same methodology as set forth in the 2017 Summary Compensation Table in this proxy statement. We did not make any assumptions, adjustments, or estimates with respect to total compensation. However, we annualized the base salary compensation for full-time employees that were newly hired in 2017. We believe the use of annual total compensation for all employees is a consistently applied compensation measure as it includes all key elements of employee pay (base salary, short-term incentive awards and long-term incentive awards) paid to most of our employees.

* Approximate excluded employee count by each country follows: Austria (50), Belgium (1), Brazil (24), Channel Islands (8), Chile (12), China (108), Czech Republic (22), Denmark (2), Finland (2), Germany (477), Hungary (11), Indonesia (4), Ireland (3), Korea (23), Malaysia (1,004), New Zealand (63), Norway (2), Poland (36), Russia (63), Switzerland (8) and Turkey (4).

Stock Ownership Guidelines

Our current stock ownership guidelines require the CEO and our other NEOs to own and maintain a substantial stake in the Company. The CEO and our other NEOs are required to accumulate shares (i.e., shares owned outright, excluding unvested/unearned shares and unexercised stock options) with a value equivalent to a target multiple of their base salary, and to retain 50 percent of the net after-tax shares received upon vesting or exercise of their equity awards until guidelines are met. This is a change from our prior stock ownership guidelines which required the CEO and other NEOs to accumulate a target number of shares (500,000 for CEO, 25,000 or 75,000 for all other NEOs). The CBC made this change to better align the Company with market best practices and its peers. The specific requirements are as follows:

Officer	Multiple of Base Salary
CEO	10 x
All Other NEOS	3 x

All of our NEOs own more than the target number of shares.

Tax Treatment

Tax rules generally limit the deductibility of compensation paid to our NEOs to $1 million per year. Prior to the Tax Act, "performance-based" compensation was excepted from this limit, and so the Company generally structured its incentive compensation arrangements in a manner that was intended to comply with these tax rules. However, the CBC has always maintained the flexibility to pay nondeductible incentive compensation.

Discouraging Imprudent Risk Taking

Our executive compensation program is structured to provide a balance of cash and stock; annual, medium-term and long-term incentives; and financial, strategic and stock performance measures over various time periods. It is designed to encourage the proper level of risk taking consistent with our business model and strategies. Our business and risk profile is different from other financial services firms; for example, we do not generally trade securities, derivatives, mortgages or other financial instruments other than for hedging our risks. Our executive compensation program is designed to be consistent with the Federal Reserve principles for safety and soundness.

The following policies and procedures help discourage imprudent risk taking:

- **Annual risk goals:** Our Chief Risk Officer reviews business unit and NEO goals in relation to the Company's risk appetite and sets certain annual risk goals for the Company at the beginning of each year.
- **Monitoring of risk:** We monitor return on economic capital, credit risk metrics and performance against our risk appetite metrics, and we assign control and compliance ratings to each business unit and staff group as part of our annual assessment of performance.
- **Adjustment of compensation:** At year-end, our Chief Risk Officer meets with the CBC and certifies that actual results were achieved with proper risk governance and oversight, and that the Company executed a broad range of programs that help to avoid imprudent risk taking. Larger losses are analyzed as part of the year-end process, and the Chief Risk Officer issues a year-end memorandum describing changes in the risk profile of the Company. If deemed necessary, risk adjustments are made to company and business unit annual incentive funding levels as well as to individual incentive awards.
- **Cross-section of metrics:** We assess performance against a cross-section of key metrics over multiple time frames to discourage undue focus on short-term results or on any one metric and to reinforce risk balancing in performance measurement. Our incentive plans are not overly leveraged (i.e., there is a cap on the maximum payout).
- **Deferred incentive compensation:** At least 50 percent of incentive compensation for executive officers is deferred for at least three years with performance-based vesting.
- **Performance-based vesting:** PRSUs are used in place of time-based RSUs for the Company's senior employees.
- **Stock ownership and holding requirements:** We have robust stock ownership requirements for our CEO and other NEOs (as described above)

Clawback Policies

We seek to recover, to the extent practicable, performance-based compensation from any executive officer and certain other members of senior management in the following circumstances:

- The payment of such compensation was based on the achievement of financial results that were subsequently the subject of a financial restatement; and
- In the view of our Board, the employee engaged in fraud or misconduct that caused or partially caused the need for the restatement, and a smaller amount would have been paid to the employee based upon the restated financial results.

In addition, the cash portion of the CEO's AIA is subject to clawback at the discretion of the CBC if the Company does not achieve acceptable performance in the following year. Our clawback policy is significantly more robust than required by law.

The Company also maintains a detrimental conduct policy covering approximately 500 employees, including the CEO. This policy requires an executive to forfeit unvested awards and to repay the proceeds from some or all of his or her compensation issued under our incentive compensation program in the event the executive engages in conduct that is detrimental to the Company.

Hedging and Pledging Restrictions

Executive officers may not hedge company shares (e.g., no short sales, forwards, options or collars) or pledge shares.

Perquisites

We provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. We also provide an annual cash perquisite allowance of $35,000 for executive officers of the Company.

Award Timing

Consistent with past practice, annual cycle LTIA awards were granted to NEOs in January after the regularly scheduled January CBC meeting. Our off-cycle LTIA awards (for new hires, mid-year promotions, retention grants, etc.) are granted on pre-established grant dates.

Role of the Independent Compensation Consultant

The CBC endeavors to follow good governance practices and is composed solely of independent directors. The CBC is responsible for our executive officer compensation decisions. It has retained Semler Brossy Consulting Group (Semler Brossy) as its independent compensation consultant. It held four meetings over the course of 2017, all of which ended with executive sessions without management present. During 2017, Semler Brossy attended CBC meetings, including executive sessions, and provided compensation advice independent of the Company's management. The CBC assessed the independence of Semler Brossy pursuant to SEC rules and concluded that their work did not raise any conflicts of interest.

Post-Employment Compensation

Retirement Benefits

NEOs receive retirement benefits through the following plans:

- **Retirement Savings Plan (RSP):** A qualified 401(k) savings plan available to all eligible employees.
- **Retirement Restoration Plan (RRP):** A nonqualified savings plan that makes up for 401(k) benefits that would otherwise be lost as a result of U.S. tax limits.
- **Deferred Compensation:** Allows NEOs to defer a portion of their base salary and AIA payout. The annual deferral limit is equal to one times their base salary.

All retirement benefits are more fully described under Retirement Plan Benefits on page 81 and under Nonqualified Deferred Compensation on pages 82 and 83.

Severance: Senior Executive Severance Policy

The CBC must pre-approve severance for an executive officer. Under the Senior Executive Severance Policy, NEOs who are terminated involuntarily (except in cases of misconduct) receive cash severance benefits equal to two years of base salary and AIA and also receive a pro rata AIA payment for the year of termination. LTIAs continue to vest and certain benefits continue during the severance period, unless the executive begins full-time, outside employment. U.S.-based NEOs who are age 65 or older are not eligible for severance unless the CBC specifically approves severance for such an executive.

To protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, confidentiality and non-denigration provisions during the period of time they are receiving severance. Our uniform severance policy helps to avoid special treatment and provides an important enforcement mechanism for these protections.

Change in Control Benefits

The Company provides change in control benefits to encourage executives to consider the best interests of shareholders by stabilizing any concerns about their own personal financial well-being in the face of a potential CIC of the Company. Detailed information is provided under Potential Payments Upon Termination or Change in Control (CIC) on pages 84-87.

A Commitment to Diversity and Inclusion

Our commitment to diversity and inclusivity is one of our Company's greatest strengths. It is vital to our success that we recruit and retain the best talent and that our workforce is representative of the customers and communities we serve. Likewise, we believe the best way to serve our customers is by providing best-in-class support to the employees who serve them. We make it welcoming, purposeful and rewarding to be part of the American Express organization. That means fostering a diverse and inclusive culture and enabling our employees to achieve their professional and personal goals. Our high employee satisfaction ratings and employer of choice awards show that we are making a positive impact for our people. Today, we continue to evolve and grow our diversity and inclusion programs and initiatives. When we recruit and develop talent at all levels, we seek passionate, driven people from all walks of life, and hold senior executives accountable for ensuring diversity through the inclusion of diversity goals in our business scorecard. We believe including specific and measurable metrics that address retention and diversity in our pay program is key to the short- and long-term success of the Company. We aspire to develop a diverse talent pool and to foster an inclusive workplace culture where differences are valued and expressed freely—and all our employees have the support they need to take risks, learn and collaborate. As such, we continue to evolve and enhance our diversity and inclusion focus and leading best practices.

Report of the Compensation and Benefits Committee

The CBC has reviewed and discussed the CD&A with management. Based on such review and discussion, it recommended to the Board, and the Board approved, the inclusion of the CD&A in this proxy statement.

Compensation and Benefits Committee*

Robert D. Walter, Chairman
Ursula M. Burns
Peter Chernin
Samuel J. Palmisano
Ronald A. Williams

(*Reflects 2017 CBC membership)

Note Regarding 2017 TDC Decisions and Summary Compensation Table

It is important to recognize that the way the CBC presents TDC is different from the SEC-required disclosure in the Summary Compensation Table and is not a substitute for the information in that table.

In summary, the main difference between the Summary Compensation Table and TDC is the timing of disclosure related to equity awards. The chart below details this methodology.

		Summary Compensation Table*	TDC
Concept and Purpose		Uses SEC methodology, which includes a mix of both cash compensation actually *earned* during 2017 and estimated value of equity *granted* in 2017 SEC-mandated compensation disclosure	Includes only pay that is *awarded* based on 2017 performance—reflects the CBC's January 2018 compensation decisions based on 2017 performance
Calculated as a sum of:	Base Salary	• Base salary paid in 2017	• Base salary set for 2018
	Annual bonus	• Annual cash bonus earned for 2017 performance	• Total annual bonus awarded for 2017 performance—regardless of form of payment (i.e., cash or equity)
	Portfolio Grant award	• Value of PG earned for 2015-2017 (if paid in cash)	• Value of PG 2018-2020 granted for performance year ending 2017
	Equity awards	• Accounting value of equity awards (Stock Options and RSUs) granted in 2017	• Grant date value of equity awards (Stock Options and RSUs) granted in January 2018 for performance year ending 2017

*   The SEC rules also require disclosure of additional elements of compensation beyond the ones mentioned in this table, such as future pay opportunities for pension benefits, above market interest rate on deferred compensation and all other compensation.

Glossary of Key Compensation Terms

NEOs   Named Executive Officers: refers collectively to the Executive Officers referenced herein and includes Messrs. Chenault, Squeri, Campbell and Buckminster and Ms. Seeger

TDC   Total Direct Compensation: the sum of base salary, Annual Incentive Awards (AIA) and Long-Term Incentive Awards (LTIA)

AIA   Annual Incentive Award: the Company's annual incentive program that measures Shareholder, Customer, Employee and long-term signpost goals over a one-year period

LTIA   Long-Term Incentive Award: the combination of cash- and equity-based long-term incentives that align with long-term business objectives and shareholder value creation; includes Portfolio Grants (PG), Restricted Stock Units (RSUs) and Stock Options (SOs)

PG   Portfolio Grant: cash-denominated, performance-based long-term incentive that measures financial performance and the achievement of strategic milestones, all measured over a three-year period

RSUs   Restricted Stock Units: share-denominated long-term incentives. PRSUs refer to performance-based restricted stock units that are conditioned on ROE performance over a three-year period (also subject to service vesting)

SOs   Stock Options: share-denominated long-term incentive that has value only if the Company's share price appreciates above the grant price

Summary Compensation Table

The following Summary Compensation Table summarizes the compensation of our NEOs for the year ended December 31, 2017, using the SEC-required disclosure rules. It is important to recognize that 2017 TDC determined by the CBC is different than the amounts disclosed below using the SEC-required disclosure rules. See page 73 for key differences between the Summary Compensation Table and TDC awarded by the CBC for 2017.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[2]	Non-equity Incentive Plan Compensation[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
K.I. Chenault	2017	$2,038,462	$ 0	$12,209,937	$3,200,989	$ 0	$498,949	$663,036	**$18,611,373**
Chairman and	2016	$2,000,000	$ 0	$12,809,527	$1,573,150	$ 0	$518,804	$562,158	**$17,463,639**
Chief Executive Officer*	2015	$2,000,000	$ 0	$16,339,045	$2,563,088	$ 0	$300,525	$785,433	**$21,988,091**
S.J. Squeri	2017	$1,375,962	$7,000,000	$ 3,765,808	$5,384,176	$1,046,750	$ 60,075	$520,893	**$19,153,664**
Vice Chairman*	2016	$1,350,000	$5,100,000	$ 3,763,308	$ 886,690	$ 795,000	$ 50,006	$386,262	**$12,331,266**
	2015	$1,301,154	$2,750,000	$ 8,563,819	$ 811,088	$ 771,150	$ 0	$359,965	**$14,557,176**
J.C. Campbell	2017	$1,019,231	$4,600,000	$ 2,024,562	$ 475,352	$1,185,000	$ 0	$312,122	**$ 9,616,267**
Executive Vice President and Chief Financial Officer	2016	$1,000,000	$3,925,000	$ 2,023,235	$ 476,703	$ 900,000	$ 0	$230,988	**$ 8,555,926**
	2015	$1,000,000	$4,850,000	$ 2,147,224	$ 752,688	$ 873,000	$ 0	$222,403	**$ 9,845,315**
D.E. Buckminster	2017	$ 754,808	$3,350,000	$ 1,619,681	$2,630,276	$ 711,000	$ 46,428	$321,717	**$ 9,433,910**
President, Global** Consumer Services	2016	$ 700,000	$2,200,000	$ 1,294,890	$ 305,095	$ 540,000	$ 37,529	$246,427	**$ 5,323,941**
	2015	$ 616,538	$1,650,000	$ 1,092,146	$ 382,841	$ 523,800	$ 0	$194,096	**$ 4,459,421**
L.E. Seeger	2017	$ 815,385	$5,034,000	$ 1,619,681	$ 380,289	$ 869,000	$ 0	$265,679	**$ 8,984,034**
Executive Vice President and General Counsel	2016	$ 800,000	$4,733,000	$ 1,618,599	$ 381,365	$ 660,000	$ 0	$200,109	**$ 8,393,073**
	2015	$ 800,000	$3,858,000	$ 1,480,824	$ 519,088	$ 640,200	$ 0	$157,631	**$ 7,455,743**

* Mr. Squeri succeeded Mr. Chenault as Chairman and CEO on February 1, 2018.

** Mr. Buckminster was appointed Group President, Global Consumer Services on February 1, 2018.

[1] The amounts in this column reflect AIA cash payments for annual performance. For Mr. Chenault, his entire 2017 AIA of $8,281,250 was paid in the form of RSUs granted in January 2018 that are deferred for one year. For Ms. Seeger, the 2017 amount also includes installments of a sign-on cash payment of $2,634,000 made in accordance with her employment offer letter to replace a portion of long-term incentives forfeited at her prior employer as a result of joining the Company.

[2] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 11, Stock Plans, to our Consolidated Financial Statements contained in our 2017 Annual Report on Form 10-K.

A significant portion of Mr. Chenault's TDC is delivered in the form of equity that is deferred. The table below provides detail on the RSUs included in the stock awards column:

	2017	2016	2015
Annual RSU award granted in January for performance in the prior year***	$ 6,109,000	$ 5,851,825	$ 7,311,824
Portion of AIA awarded in RSUs in January for performance in the prior year***	$ 3,025,959	$ 3,974,964	$ 3,599,893
Payment of PG award in the form of RSUs. Amount in column reflects the RSUs granted in January with respect to PG awards whose performance periods ended the prior year	$ 3,074,978	$ 2,982,738	$ 5,427,328
TOTAL	**$12,209,937**	**$12,809,527**	**$16,339,045**

*** For example, 2017 amount shows RSUs awarded in January 2017 for 2016 performance.

With respect to the RSU awards for Mr. Chenault, the amount in the Stock Awards column of the Summary Compensation Table reflects the aggregate value of all of the awards set forth in the table above, including the target value of his annual RSU award, assuming that target performance is achieved against the average ROE target during the three-year performance period ($6,109,000). For all other executives, the amount in the Stock Awards column of the Summary Compensation Table reflects only the target value of their annual RSU awards, assuming that target performance is achieved against the average ROE target during the three-year performance period.

For each executive's annual PRSUs award, the maximum value as of the grant date, assuming the highest level of performance will be achieved, is as follows: Messrs. Chenault ($7,636,250), Squeri ($4,707,202), Campbell ($2,530,645) and Buckminster ($2,024,562) and Ms. Seeger ($2,024,562).

Option Awards include performance-vesting options granted on October 31, 2017 to Mr. Squeri with a grant date fair value of $4,500,000 in connection with his promotion and to Mr. Buckminster, with a grant date fair value of $2,250,000, in connection with the CEO transition.

[3] The 2017 amounts in this column reflect the cash payment made to the NEO in respect of a payout under the PG 2015-17 awards granted in 2015, in accordance with award terms. For Mr. Chenault, the 2017 amount excludes payment of $4,048,750 which was made in the form of RSUs granted in January 2018 that are deferred for one year.

[4] The amounts in this column reflect the actuarial increase or decrease in the present value of the NEOs' benefits under all defined benefit pension plans established by the Company. The amounts reflect the impact of changes in interest rates and the NEOs' changes in age during the year which are used to measure the present value. When interest rates fall, as they did during 2017, the present value of this benefit will increase, but this increase does not represent any additional benefit to the executive.

[5] See the All Other Compensation Table below for additional information.

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[1]	Tax Payments/ Reimbursements[2]	Company Contributions to Defined Contribution Plans[3]	Executive Life Insurance[4]	Total
K.I. Chenault	2017	$298,717	$ N/A	$356,731	$7,588	**$663,036**
	2016	$285,310	$ N/A	$270,000	$6,848	**$562,158**
	2015	$259,358	$ N/A	$520,000	$6,075	**$785,433**
S.J. Squeri	2017	$101,831	$ N/A	$415,709	$3,353	**$520,893**
	2016	$ 79,472	$ N/A	$303,750	$3,040	**$386,262**
	2015	$ 82,973	$ N/A	$274,249	$2,743	**$359,965**
J.C. Campbell	2017	$ 72,170	$ N/A	$232,212	$7,740	**$312,122**
	2016	$ 73,248	$ N/A	$150,000	$7,740	**$230,988**
	2015	$ 74,663	$ N/A	$140,000	$7,740	**$222,403**
D.E. Buckminster	2017	$ 96,944	$ N/A	$221,858	$2,915	**$321,717**
	2016	$ 86,303	$ N/A	$157,500	$2,624	**$246,427**
	2015	$ 60,909	$ N/A	$130,778	$2,409	**$194,096**
L.E. Seeger	2017	$ 72,170	$ N/A	$185,769	$7,740	**$265,679**
	2016	$ 72,369	$ N/A	$120,000	$7,740	**$200,109**
	2015	$ 43,645	$ N/A	$109,846	$4,140	**$157,631**

[1] See the Perquisites and Other Personal Benefits table below for additional information regarding the components of this column.

[2] For Mr. Buckminster, who was on international assignment in London until June 2014, trailing tax equalization payments or reimbursements have been made and recorded following the termination of his assignment in 2014 in order to address any foreign tax obligations relating to income received, awarded or earned during his assignment. In 2017, Mr. Buckminster received a net foreign tax credit of approximately $78,714 relating to payments made by the Company on his behalf in previous years. This amount was returned to the Company and is not reflected in the table above.

[3] This column reflects Company contributions to the NEOs' accounts under the Company's RSP and the RRP-RSP Related Account. See pages 81-83 for a further description of the RSP and the RRP-RSP Related Account.

[4] This column reflects income imputed to the NEO under the Company's executive life insurance program.

Perquisites and Other Personal Benefits

Name	Year	Local and Other Travel Benefits[1]	Personal Use of Company Aircraft[2]	Flexible Perquisite Allowance[3]	Home Security System[4]	Security During Personal Trips[4]	International Assignment[5]	Other Benefits[6]	Total
K.I. Chenault	2017	$21,391	$184,555	$35,000	$30,319	$19,510	N/A	$ 7,942	**$298,717**
	2016	$19,731	$152,538	$35,000	$48,715	$15,111	N/A	$14,215	**$285,310**
	2015	$13,089	$145,611	$35,000	$30,570	$23,234	N/A	$11,854	**$259,358**
S.J. Squeri	2017	$30,000	$ 20,354	$35,000	N/A	N/A	N/A	$16,477	**$101,831**
	2016	$30,000	$ 0	$35,000	N/A	N/A	N/A	$14,472	**$ 79,472**
	2015	$30,000	$ 0	$35,000	N/A	N/A	N/A	$17,973	**$ 82,973**
J.C. Campbell	2017	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 7,170	**$ 72,170**
	2016	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 8,248	**$ 73,248**
	2015	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 9,663	**$ 74,663**
D.E. Buckminster	2017	$30,000	$ 0	$35,000	N/A	N/A	$31,225	$ 719	**$ 96,944**
	2016	$30,000	$ 0	$35,000	N/A	N/A	$19,608	$ 1,695	**$ 86,303**
	2015	$ 0	$ 0	$35,000	N/A	N/A	$24,021	$ 1,888	**$ 60,909**
L.E. Seeger	2017	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 7,170	**$ 72,170**
	2016	$30,000	$ 0	$35,000	N/A	N/A	N/A	$ 7,369	**$ 72,369**
	2015	$ 0	$ 0	$35,000	N/A	N/A	N/A	$ 8,645	**$ 43,645**

[1]   For 2017, local and other travel benefits include local travel allowance for NEOs other than Mr. Chenault. For Mr. Chenault, the Company's security policy requires him to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company to executives for business travel. The calculation of the incremental cost for personal use of Company-owned automobiles and aircraft is based on the variable cost to the Company of operating the automobiles and aircraft and includes, among other things, fuel costs, maintenance costs and, in the case of aircraft, the cost of trip-related crew hotels and meals, and landing and ground handling fees. The calculation does not include fixed costs that would have been incurred regardless of whether there was any personal use of the automobiles or aircraft (e.g., purchase costs and depreciation, driver and flight crew fixed salaries and benefits, insurance costs, etc.).

[2]   Effective January 1, 2010, the Company required reimbursement by Mr. Chenault for incremental costs in excess of $200,000 per year for travel on Company aircraft that is deemed by the SEC to be personal use, including use to travel to outside board meetings. Mr. Squeri's 2017 amounts are in connection with personal travel in accordance with appropriate approvals.

[3]   The amount in this column reflects the perquisite allowance paid to the NEOs.

[4]   The amounts in these columns include costs associated with home security and security during personal trips for Mr. Chenault.

[5]   The amounts shown include expatriate services in connection with Mr. Buckminster's repatriation to the United States, due to his international assignments. The services provided to Mr. Buckminster are provided to all employees on international assignment.

[6]   This column reflects the aggregate amount of other perquisites and personal benefits provided, none of which individually exceeded the greater of $25,000 or 10 percent of the total amount of all perquisites and other personal benefits reported for the NEO. These other benefits consist of office parking, reimbursement for certain information technology services, and, on occasion, use of the Company's tickets for sporting and entertainment events for personal rather than business purposes. We incur no incremental cost for the provision of such additional benefits.

Grants of Plan-Based Awards

The following table provides information on Incentive awards granted to each of our NEOs in 2017 under the 2016 Incentive Compensation Plan.

Name	Award Type(1)	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Exercise Price or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
K.I. Chenault	PG 2017-19	1/24/2017	1/23/2017	$0	$7,664,000	$9,580,000					
	SO	1/24/2017	1/23/2017					176,072		$77.43	$3,200,989
	RSU	1/24/2017	1/23/2017					39,713			$3,074,978
	PRSU	1/24/2017	1/23/2017				0	117,977	147,471		$9,134,959
S.J. Squeri	AIA		1/23/2017	$0	$4,500,000	$8,437,500					
	PG 2017-19	1/24/2017	1/23/2017	$0	$1,500,000	$1,875,000					
	SO	1/24/2017	1/23/2017					48,635		$77.43	$ 884,184
	PSO	10/31/2017	10/18/2017					234,619		$95.52	$4,499,992
	PRSU	1/24/2017	1/23/2017				0	48,635	60,793		$3,765,808
J.C. Campbell	AIA		1/23/2017	$0	$3,500,000	$6,562,500					
	PG 2017-19	1/24/2017	1/23/2017	$0	$1,500,000	$1,875,000					
	SO	1/24/2017	1/23/2017					26,147		$77.43	$ 475,352
	PRSU	1/24/2017	1/23/2017				0	26,147	32,683		$2,024,562
D.E. Buckminster	AIA		1/23/2017	$0	$2,200,000	$4,125,000					
	PG 2017-19	1/24/2017	1/23/2017	$0	$1,300,000	$1,625,000					
	SO	1/24/2017	1/23/2017					20,918		$77.43	$ 380,289
	PSO	10/31/2017	10/18/2017					117,309		$95.52	$2,249,987
	PRSU	1/24/2017	1/23/2017				0	20,918	26,147		$1,619,681
L.E. Seeger	AIA		1/23/2017	$0	$1,600,000	$3,000,000					
	PG 2017-19	1/24/2017	1/23/2017	$0	$1,100,000	$1,375,000					
	SO	1/24/2017	1/23/2017					20,918		$77.43	$ 380,289
	PRSU	1/24/2017	1/23/2017				0	20,918	26,147		$1,619,681

[1]   **AIA.** The AIA is an annual cash-denominated performance-based component of executive compensation to recognize Company performance as well as exceptional individual performance. Performance is measured against measurable goals reviewed and approved by the CBC. The actual amounts paid are based on our 2017 performance reported above in the Bonus column in the Summary Compensation Table. Additional information regarding how the payout amounts for these awards are determined is on pages 63-66.

PG. These awards link compensation to our financial and strategic performance over a three-year period. The Company discloses the specific performance metric goals as well as the performance outcomes of each PG award at the end of the performance period so that shareholders can assess the appropriateness thereof. The Company does not disclose the goals at the time of grant due to competitive sensitivity. The potential award payout is determined based on a table of possible performance and earned payout levels, including a cap on the overall earned payout level. The actual payout could be higher or lower than the notional target value based on performance.

SO. The SOs have a ten-year term and 100 percent of these shares become exercisable on the third anniversary of the grant date, subject to the Company achieving positive Cumulative Net Income over the vesting period.

PSO. These PSOs will have a term of seven years and vesting subject to (i) a stock price goal of 30 percent above the closing price on the grant date, which must be met for a period of 20 consecutive trading days during the five-year period beginning on the grant date, (ii) a financial goal of positive cumulative GAAP Net Income for the three-year period and (iii) a three-year service condition. Fifty percent of the net after-tax shares received upon exercise must be held for at least 12 months.

PRSU. Except as specified otherwise, RSU awards will be granted with performance-based awards vesting on the third anniversary of the grant date in an amount determined based on performance against the average ROE target during the three-year performance period.

The 39,713 RSUs granted to Mr. Chenault are in connection with his PG 2014-16 payout and will vest on the first anniversary of the grant date subject to the performance hurdle of positive Cumulative Net Income over the vesting period. One half of these RSUs are payable in cash and the other half are payable in shares (net shares must be held until one year after retirement). Dividend equivalents on RSUs will accrue but will not be paid unless and until the underlying shares vest.

(2) The amounts shown under these columns represent potential aggregate threshold, target and maximum payouts for achievement of threshold, target and maximum performance levels for awards granted. The "threshold " payout is zero, since it represents the level of performance for which no award would be earned. The "target" payout is equal to 100 percent of the NEO's grant value and represents the amount that may be paid for achieving the target level of performance across all performance goals. The "maximum" payout (125 percent for PG and 187.5 percent for AIA) represents the amount that may be paid for achieving or exceeding the maximum level of performance across all performance goals, subject to an overall cap on the payout amount.

(3) The exercise price of the SOs is the closing price of the Company's common shares on the NYSE on the grant date.

(4) Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting assumptions for stock-based compensation are referenced in footnote 2 of the Summary Compensation Table.

All awards are subject to continuous employment with the Company (unless specified otherwise), except awards may vest upon death, disability termination, retirement or, in certain circumstances, in connection with a change in control of the Company, as described in the Potential Payments Upon Termination or CIC Table.

Outstanding Equity Awards at Fiscal Year-End 2017

The following table shows the number of shares outstanding for our NEOs on December 31, 2017.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested (#)	Market Value of Shares or Units of Stock that have Not Vested ($)[a]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that have Not Vested ($)[a]
K.I. Chenault	1/24/2017			176,072[1]	$ 77.43	1/24/2027			39,713[b]	$ 3,943,898
	1/24/2017								117,977[c]	$11,716,296
	1/26/2016			121,198[1]	$ 55.09	1/26/2026			106,223[c]	$10,549,006
	1/26/2015			87,777[1]	$ 83.30	1/26/2025			87,777[c]	$ 8,717,134
	1/28/2014	78,361[1]	—		$ 86.64	1/28/2024				
	1/29/2013	103,786[1]	—		$ 59.45	1/29/2023				
	1/24/2012	123,706[2]	—		$ 49.23	1/24/2022				
	1/27/2011	135,981[2]	—		$ 44.54	1/27/2021				
	1/26/2010	650,918[2]	—		$ 38.10	1/26/2020				
	1/29/2009	118,888[2]	—		$ 16.71	1/29/2019				
S.J. Squeri	10/31/2017			234,619[4]	$ 95.52	10/31/2024				
	1/24/2017			48,635[1]	$ 77.43	1/24/2027			48,635[c]	$ 4,829,942
	1/26/2016			68,312[1]	$ 55.09	1/26/2026			68,312[c]	$ 6,784,065
	10/30/2015								68,250[d]	$ 6,777,908
	1/26/2015			27,777[1]	$ 83.30	1/26/2025			27,777[c]	$ 2,758,534
	1/28/2014	26,260[1]	—		$ 86.64	1/28/2024				
	1/29/2013	33,652[1]	—		$ 59.45	1/29/2023				
J.C. Campbell	1/24/2017			26,147[1]	$ 77.43	1/24/2027			26,147[c]	$ 2,596,659
	1/26/2016			36,726[1]	$ 55.09	1/26/2026			36,726[c]	$ 3,647,259
	1/26/2015			25,777	$ 83.30	1/26/2025			25,777[c]	$ 2,559,914
	1/28/2014	21,008[1]	—		$ 86.64	1/28/2024				
	7/31/2013	24,892[3]	—		$ 73.77	7/31/2023				
	7/31/2013	49,785[1]	—		$ 73.77	7/31/2023				
D.E. Buckminster	10/31/2017			117,309[4]	$ 95.52	10/31/2024				
	1/24/2017			20,918[1]	$ 77.43	1/24/2027			20,918[c]	$ 2,077,367
	1/26/2016			23,505[1]	$ 55.09	1/26/2026			23,505[c]	$ 2,334,282
	1/26/2015			13,111[1]	$ 83.30	1/26/2025			13,111[c]	$ 1,302,053
	1/28/2014	11,344[1]	—		$ 86.64	1/28/2024				
	1/29/2013	16,354[1]	—		$ 59.45	1/29/2023				
	1/24/2012	19,493[2]	—		$ 49.23	1/24/2022				
	1/27/2011	19,779[2]	—		$ 44.54	1/27/2021				
	1/26/2010	94,488[2]	—		$ 38.10	1/26/2020				
L.E. Seeger	1/24/2017			20,918[1]	$ 77.43	1/24/2027			20,918[c]	$ 2,077,367
	1/26/2016			29,381[1]	$ 55.09	1/26/2026			29,381[c]	$ 2,917,827
	1/26/2015			17,777[1]	$ 83.30	1/26/2025			17,777[c]	$ 1,765,434

Unless specified otherwise, exercisability of option awards and vesting of stock awards is subject to continuous employment by the Company, except that unvested awards may vest upon death, disability, termination, retirement or change in control of the Company as described on pages 84-87.

Notes Relating to Option Awards

[1]   These SOs vest 100 percent on the third anniversary of the grant date, subject to positive Cumulative Net Income over the three-year performance period starting with the year of grant.

[2]   These SOs vested 25 percent on the first, second, third and fourth anniversaries of the grant date.

[3]   These SOs vested on January 29, 2016 as a result of satisfaction of the performance criteria, which was positive Cumulative Net Income over the three-year performance period (2013-2015).

[4]   These SOs vest on October 31, 2020 subject to terms as explained on page 63.

Notes Relating to Stock Awards

[a]   The market value of the stock awards is based on the closing price per share of our stock on December 31, 2017, which was $99.31.

[b]   These awards vest on the first anniversary of the grant date subject to positive Cumulative Net Income. One half of these RSUs is payable in cash and the other half is payable in shares (net shares must be held until one year after retirement).

[c]   These awards vest on the third anniversary of the grant date, subject to our achieving average annual ROE of 23-27 percent for the 2017, 2016 and 2015 awards over the vesting period. The number of awards above reflects that based on previous fiscal year's performance ROE is at target and a payout at 100 percent is made based upon the trend in the ROE performance as of December 31, 2017.

[d]   For Mr. Squeri, an award of 68,250 RSUs was granted in connection with his promotion to Vice Chairman of the Company. These awards vest on the third anniversary of the grant date subject to positive Cumulative Net Income.

Option Exercises and Stock Vested in 2017

The following table contains information about exercises of SOs by the NEOs and shares acquired by the NEOs upon the vesting RSUs, in each case during 2017.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
K.I. Chenault	1,078,000	$74,697,297	204,658	$15,733,019
S.J. Squeri	70,451	$ 2,703,777	41,266	$ 3,171,892
J.C. Campbell	—	—	21,008	$ 1,614,465
D.E. Buckminster	150,000	$ 6,086,565	11,344	$ 871,786
L.E. Seeger	—	—	28,409	$ 2,409,083

[1]   Amounts reflect the difference between the exercise price of the SO and the market price of our common stock at the time of exercise.

[2]   Amounts reflect the market value of our common stock on the day on which the RSUs vested.

Retirement Plan Benefits

The table below shows the present value of accumulated benefits (PVAB) payable to each of the NEOs under the American Express Retirement Plan and the American Express RRP, a nonqualified plan, except for Mr. Campbell and Ms. Seeger who are not eligible to participate in these plans.

Pension Benefits 2017

Name	Plan Name	Number of Years Credited Service (#)	PVAB ($)[1]	Payments During Last Fiscal Year ($)
K.I. Chenault	Retirement Plan	36	$ 842,668	$0
	RRP-Retirement Plan		$ 9,164,519	$0
	Total		$10,007,187	$0
S.J. Squeri	Retirement Plan	32	$ 357,783	$0
	RRP-Retirement Plan		$ 669,079	$0
	Total		$ 1,026,862	$0
D.E. Buckminster	Retirement Plan	31	$ 325,057	$0
	RRP-Retirement Plan		$ 422,211	$0
	Total		$ 747,268	$0

[1] PVAB was determined using the same measurement date (December 31, 2017) and assumptions as used for financial reporting purposes:

- Discount rate equal to 3.45 percent
- RP-2017 Mortality Table projected with MP-2017 longevity improvements
- Retirement age is assumed to be the normal retirement age as defined in the plan (age 65)
- Form of payment is the value of the cash balance account payable as a lump-sum distribution upon retirement
- PVAB includes the value of the MetLife benefit described below, if applicable

Retirement Plan. The NEOs (except for Mr. Campbell and Ms. Seeger) participate in the Retirement Plan, which is a defined benefit cash balance retirement plan. As a result of amendments made to the Retirement Plan in 2007, benefit accruals were discontinued, although the Retirement Plan continues to credit participants with interest on their outstanding account balances. The Retirement Plan sets the interest rate each year based on the average of the interest rates for certain five-year U.S. Treasury Notes, with a minimum interest rate of 5 percent. The maximum interest rate is the lower of 10 percent or the applicable interest rate specified in the Retirement Plan. For 2017 and 2018, the interest rate is 5 percent. In addition, benefits from the prior retirement plan, which was terminated in 1985, are payable through an insurance contract with MetLife Company and are included in the table above.

RRP-Retirement Plan. Each RRP participant who participated in the Retirement Plan has a Retirement Plan related account for benefits that could not be provided under the Retirement Plan as a result of IRS limitations on tax-qualified plans. Compensation for RRP-Retirement Plan account purposes included the same components of compensation as for the Retirement Plan. RRP-Retirement Plan benefits accrue and vest in a similar manner to benefits under the Retirement Plan. Participants may elect to receive payment of their RRP-Retirement Plan benefits in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. Lump sum payments are made on or about the January 1 or July 1 that is at least six months following the participant's separation from service and installment payments commence on or about the July 1 of the calendar year following the year in which the participant separates from service.

As a result of amendments made to the Retirement Plan and RRP in 2007, benefit accruals were discontinued, however, like the Retirement Plan, the RRP-Retirement Plan continues to credit participants with interest on their outstanding account balances in accordance with the Retirement Plan provision as described above.

Nonqualified Deferred Compensation

The following table shows the executive or Company contributions, earnings, withdrawals and account balances for the NEOs in the RRP-RSP accounts and the deferred compensation programs. These programs are unfunded, unsecured deferred compensation programs.

Nonqualified Deferred Compensation 2017

Name	Plan Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
K.I. Chenault	RRP-RSP	N/A	$ 320,731	$ 157,845	$ 0	$ 6,738,967
	Deferral Plan	$ 106,108	N/A	$ 815,958	$ 0	$31,570,069
	Total	$ 106,108	$ 320,731	$ 973,803	$ 0	$38,309,036
S.J. Squeri	RRP-RSP	N/A	$ 406,709	$ 529,592	$ 0	$ 3,834,587
	Deferral Plan	$ 331,846	N/A	$ 367,178	$ 627,582	$ 4,711,880
	Total	$ 331,846	$ 406,709	$ 896,770	$ 627,582	$ 8,546,467
J.C. Campbell	RRP-RSP	N/A	$ 201,162	$ 71,959	$ 0	$ 670,615
	Deferral Plan	$ 242,750	N/A	$ 143,188	$ 0	$ 948,205
	Total	$ 242,750	$ 201,162	$ 215,147	$ 0	$ 1,618,820
D.E. Buckminster	RRP-RSP	N/A	$ 185,858	$ 38,785	$ 0	$ 1,368,816
	Deferral Plan	$ 153,375	N/A	$ 815,766	$ 0	$ 8,496,175
	Total	$ 153,375	$ 185,858	$ 854,551	$ 0	$ 9,864,991
L.E. Seeger	RRP-RSP	N/A	$ 154,719	$ 36,525	$ 0	$ 387,789
	Deferral Plan	$ 139,500	N/A	$ 52,816	$ 0	$ 373,659
	Total	$ 139,500	$ 154,719	$ 89,341	$ 0	$ 761,448

[1] The amounts in this column are also included in the Summary Compensation Table on page 75 under "All Other Compensation."

[2] Earnings on RRP-RSP and Deferral Plan balances are determined based on hypothetical investment of those account balances at the direction of the participant in the investment options available under the RSP (other than the Self-Directed Brokerage Account and the Company Stock Fund). In addition to the investment options in the RSP, a Market Interest Rate option is available for pre-2011 Deferral Plan balances only. The Market Interest Rate option earns a rate of return based on the SEC defined market rate for deferred compensation for the year, which is 120 percent of the long-term Applicable Federal Rate for December of the preceding year. There are no above-market earnings for the deferral plan; therefore, no earnings are reported in the Summary Compensation Table.

[3] Of the total amounts shown in this column, the following amounts have been reported as "Salary," "Bonus" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table in this proxy statement and prior years' proxy statements: for Mr. Chenault, $10,301,706; for Mr. Campbell, $793,577; for Mr. Squeri, $2,848,596; for Mr. Buckminster, $1,334,990 and for Ms. Seeger, $298,000. The amounts in the preceding sentence do not include: 1) amounts deferred by each executive before becoming an NEO; and 2) amounts reported in prior years' proxy statements as above-market earnings on deferred compensation.

RSP. Effective January 2010, all active participants, including the NEOs, were immediately 100 percent vested in the Company matching contribution, which is generally up to 5 percent of total pay (base pay and eligible incentive pay capped at one times base pay). The RSP was amended effective January 1, 2017 to increase the Company matching contribution from 5 percent to 6 percent of total pay.

The Company may also contribute an annual discretionary profit sharing amount for eligible employees based on the Company's annual performance. As a result of the Company's 2017 performance, the Board approved a profit sharing contribution of 5.5 percent of total pay for eligible employees (including NEOs), which includes an annual profit sharing contribution of 3 percent plus a 2.5 percent one-time contribution to employee profit sharing programs globally. Company profit sharing contributions generally vest on the third anniversary of an employee's service with the Company.

For Company employees who commenced their employment prior to April 1, 2007, an additional conversion contribution of up to 8 percent of total pay is generally also contributed. The percentage varies by individual based on their projected age and service as of December 31, 2008. The conversion contributions for the NEOs are as follows: Mr. Chenault, 6.0 percent; and Messrs. Squeri and Buckminster, 3.75 percent. Mr. Campbell and Ms. Seeger commenced employment after April 1, 2007 and are not eligible for conversion contributions. As a result of the amendments to the RSP effective January 1, 2017, conversion contributions will be phased out, with contributions stopping at the end of 2017 for certain executives including the NEOs and stopping at the end of 2018 for all other employees.

RRP-RSP. Each RRP participant has a RRP-RSP account for benefits that cannot be provided under the RSP as a result of IRS limitations on tax-qualified plans. The RRP was amended effective January 1, 2011, such that the Company matches employee contributions in the RRP-RSP account up to a maximum of 5 percent of total pay in excess of IRS compensation limits, only to the extent the employee voluntarily defers compensation under the Company's nonqualified Deferral Plan. All other Company contributions to the RRP-RSP were not impacted by this amendment. Compensation for RRP-RSP account purposes includes the same components of compensation as for the RSP, as well as the value of base pay and annual cash incentive amounts deferred by a participant under the nonqualified Deferral Plan. The RRP was amended effective January 1, 2017 to be consistent with the changes taking effect in the RSP for the company matching contribution and conversion contributions. Participants may elect to receive payment of their RRP-RSP benefits in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. New participants will have a default lump sum election for contributions attributable to the first year.

Deferral Plan. As part of planning for retirement or other long-term financial needs, the Company provides the NEOs and certain other senior-level employees with an annual opportunity to defer receipt of a portion of their base salary or annual cash incentive award up to one times their base salary. Under the Deferral Plan, certain participants may elect for payment to commence upon separation from service or a specified date at least five years after deferral, but not later than separation from service, and to receive payment in either a lump sum or annual installments over a period of five, ten or 15 consecutive years. For 2007 and prior years, participants were able to defer receipt until termination of employment or a specified date at least five years after deferral, but not later than ten years after termination of employment.

Deferral Plan Earnings. Starting January 1, 2011, earnings for NEOs on deferral balances are based on investment options similar to those offered under the RSP (other than the Company Stock Fund and the Self Directed Brokerage Account). Furthermore, for participants, including NEOs, with pre-2011 balances, the Deferral Plan was amended to allow for an additional investment option that provides a market interest rate based on 120 percent of the long-term Applicable Federal Rate for December of the preceding year. Interest crediting on deferrals was previously based on ROE-linked interest crediting schedules.

Potential Payments Upon Termination or CIC

The tables below show certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2017, under various scenarios, including a CIC. The tables do not include the pension benefits or nonqualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits 2017 and Nonqualified Deferred Compensation 2017 tables above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised SOs as of December 31, 2017. The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of an executive's actual separation from the Company. Additionally, to protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, and certain other provisions during any period of time they receive severance.

Potential Payments Upon Termination of Employment/CIC as of December 31, 2017[1]

K. I. Chenault

	Death[a]	Disability[a]	Retirement[b]	Termination w/o Cause not in Connection with CIC[c]	Termination w/o Cause or Constructive Term. in Connection with CIC[d]
Incremental Benefits Due to Termination Event					
Severance	$0	$0	$ 0	$ 4,000,000	$ 4,000,000
Value of Accelerated LTIA[2]	$0	$0	$ 66,718,577	$ 0	$ 0
Deferred Compensation	$0	$0	$ 0	$ 967,408	$ 967,408
RSP	$0	$0	$ 0	$ 0	$ 0
Retirement Plan	$0	$0	$ 0	$ 0	$ 0
Other Benefits	$0	$0	$ 880,239	$ 300,255	$ 135,789
TOTAL VALUE OF INCREMENTAL BENEFITS	**$0**	**$0**	**$67,598,816**	**$5,267,663**	**$5,103,197**

S. J. Squeri

	Death[a]	Disability[a]	Retirement[b]	Termination w/o Cause not in Connection with CIC[c]	Termination w/o Cause or Constructive Term. in Connection with CIC[d]
Incremental Benefits Due to Termination Event					
Severance	$ 0	$ 0	$ 0	$ 12,900,000	$ 12,900,000
Value of Accelerated LTIA[2]	$ 14,171,983	$ 14,171,983	$ 14,508,065	$ 12,289,165	$ 12,967,483
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 0
RSP	$ 0	$ 151,047	$ 0	$ 0	$ 0
Retirement Plan	$ 0	$ 0	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 331,039	$ 278,295	$ 133,015
TOTAL VALUE OF INCREMENTAL BENEFITS	**$14,171,983**	**$14,323,030**	**$14,839,104**	**$25,467,460**	**$26,000,498**

J. C. Campbell

Incremental Benefits Due to Termination Event	Death[a]	Disability[a]	Voluntary Resignation[b]	Termination w/o Cause not in Connection with CIC[c]	Termination w/o Cause or Constructive Term. in Connection with CIC[d]
Severance	$ 0	$ 0	$ 0	$ 9,850,000	$ 9,850,000
Value of Accelerated LTIA[2]	$ 14,412,641	$ 14,412,641	$ 0	$ 11,243,886	$ 12,299,141
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 0
RSP	$ 0	$ 184,828	$ 0	$ 0	$ 0
Retirement Plan	$ 0	$ 0	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 0	$ 170,136	$ 135,136
TOTAL VALUE OF INCREMENTAL BENEFITS	**$14,412,641**	**$14,597,469**	**$ 0**	**$21,264,022**	**$22,284,277**

D. E. Buckminster

Incremental Benefits Due to Termination Event	Death[a]	Disability[a]	Retirement[b]	Termination w/o Cause not in Connection with CIC[c]	Termination w/o Cause or Constructive Term. in Connection with CIC[d]
Severance	$ 0	$ 0	$ 0	$ 5,900,000	$ 5,900,000
Value of Accelerated LTIA[2]	$ 3,835,052	$ 3,835,052	$ 6,085,633	$ 3,835,052	$ 2,791,152
Deferred Compensation	$ 0	$ 0	$ 0	$ 20,544	$ 20,544
RSP	$ 0	$ 186,563	$ 0	$ 0	$ 0
Retirement Plan	$ 0	$ 0	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 255,213	$ 269,662	$ 134,650
TOTAL VALUE OF INCREMENTAL BENEFITS	**$3,835,052**	**$4,021,615**	**$ 6,340,846**	**$10,025,258**	**$8,846,346**

L. E. Seeger

Incremental Benefits Due to Termination Event	Death[a]	Disability[a]	Voluntary Resignation[b]	Termination w/o Cause not in Connection with CIC[c]	Termination w/o Cause or Constructive Term. in Connection with CIC[d]
Severance	$ 0	$ 0	$ 0	$ 5,800,000	$ 5,800,000
Value of Accelerated LTIA[2]	$ 11,002,151	$ 11,002,151	$ 0	$ 8,467,099	$ 9,452,251
Deferred Compensation	$ 0	$ 0	$ 0	$ 0	$ 0
RSP	$ 0	$ 217,422	$ 0	$ 0	$ 0
Retirement Plan	$ 0	$ 0	$ 0	$ 0	$ 0
Other Benefits	$ 0	$ 0	$ 0	$ 169,747	$ 134,747
TOTAL VALUE OF INCREMENTAL BENEFITS	**$11,002,151**	**$11,219,573**	**$ 0**	**$14,436,846**	**$15,386,998**

(1) An NEO is "retirement eligible" if he/she is at least age 55 with ten or more actual or deemed years of service to the Company prior to termination of service. With respect to LTIA granted, once retirement eligible, all LTIA outstanding for more than one year will vest in full upon retirement up until the NEO is at least age 62 with ten or more actual or deemed years of service to the Company, at which time all outstanding LTIA will vest in full upon retirement, subject to applicable performance.

For Messrs. Chenault, Squeri and Buckminster, the scenarios shown that are noted with (a), (c) and (d) include the incremental benefit that they would receive under these scenarios over and above what they would otherwise receive upon retirement.

For Ms. Seeger, in the event of Voluntary Resignation, the portion of the sign-on cash payment ($2,634,000) that has already been paid to her is required to be repaid to the Company.

(2) **Value of Accelerated LTIA.** RSU and SO values are based on a share price of $99.31, the closing price per share of our stock as of December 31, 2017. For SOs, the value reflects the "in the money" value of SOs that vest upon termination of employment or termination following CIC. With respect to PGs, the value reflects the PG's target value adjusted by the applicable payout percentage.

(a) **Death and Disability.** An NEO or his/her designated beneficiary or estate would receive:

   (i) Pro Rata Bonus: A pro rata AIA for the year of termination at the end of the performance period, subject to Compensation and Benefits Committee discretion.

   (ii) Value of Accelerated LTIA: Vesting of 100 percent of outstanding SOs, RSUs and PG awards. For Messrs. Squeri and Buckminster, awards granted on October 31, 2017 will be delivered subject to award terms.

   (iii) RSP and RRP-RSP: Immediate vesting of any unvested account balances related to Company contributions. Upon disability, future Company contributions in the RSP through age 65.

(b) **Retirement/Voluntary Resignation.** For non-retirement eligible NEOs, 100 percent of AIA bonus and 100 percent of unvested LTIA will be forfeited. Since Mr. Chenault, Mr. Squeri and Mr. Buckminster are retirement eligible, they would receive:

   (i) Pro Rata Bonus: A pro rata AIA for the year of termination, subject to CBC discretion.

   (ii) Value of Accelerated LTIA:

   • SOs: For Mr. Chenault, all unvested SOs outstanding continue to vest; for Mr. Squeri and Mr. Buckminster, all unvested SOs outstanding for more than one year continue to vest, subject to performance at the end of the performance period. For Messrs. Squeri and Buckminster options granted on October 31, 2017 are forfeited.

   • PG: For Mr. Chenault, 100 percent of the grants continue to vest in full and for Mr. Squeri and Mr. Buckminster, 100 percent of the grants continue to vest in full if outstanding more than one year, subject to performance at the end of the performance period.

   • RSUs: For Mr. Chenault, all unvested RSUs will continue to vest, subject to performance. The amount for Mr. Chenault also includes the full value of 2017 AIA and PG awards (PG 2015-17) that were granted in the form of 125,841 RSUs in January 2018, but does not include the value of 2016 AIA and PG awards (PG 2014-16) that were granted in the form of 39,713 RSUs in January 2017, as these were included in the table last year and vested fully in January 2018. For Mr. Squeri and Mr. Buckminster, all unvested RSUs outstanding for more than one year continue to vest, subject to performance.

   (iii) Other Benefits: For retirement eligible NEOs, the cash surrender value and projected lump-sum payment related to the life insurance under our Key Executive Life Insurance Plan. For Mr. Chenault, who retired from the Company in 2018 the expected payment under this plan in 2018 will be approximately $340,000 for the cash surrender value and approximately $540,000 for the projected lump-sum payment. For Messrs. Squeri and Buckminster, approximately $28,000 and $21,000 is for the cash surrender value and approximately $303,000 and $234,000 is the projected lump-sum payment.

(c) **Termination Without Cause Not in Connection with a Change in Control.** In the event of termination without cause not in connection with a CIC, an NEO would receive:

   (i) Severance: Two years' annual compensation, which includes two times the most recent base salary and two times the amount of the last AIA paid.

   (ii) Pro Rata Bonus: A pro rata portion of the AIA for the year of termination is paid out at the end of the performance period, subject to CBC negative discretion.

(iii) Value of Accelerated LTIA:

- For non-retirement eligible employees: All LTIA continue to vest and are canceled upon the earlier of the end of the severance period or commencement of full-time outside employment. SOs remain exercisable during the severance period and are canceled on the earlier of their expiration date, the end of the severance period or the commencement of full-time outside employment.

- Retirement eligible employees: LTIA will vest as described in footnote (1) above. As a result, all PG, SO and RSU awards for Mr. Chenault will vest in full and Messrs. Squeri and Buckminster will vest partially in unvested LTIAs. For Messrs. Squeri and Buckminster awards granted on October 31, 2017 are forfeited if outstanding less than 18 months and pro-rata vesting subject to award terms.

(iv) Deferred Compensation: Reflects two years of additional interest crediting (using the prior year's interest rate assuming 3.16 percent for 1994–2004 programs) on the grandfathered amounts (amounts that were earned and vested prior to December 31, 2004).

- Non-retirement eligible: Account balance is paid in a lump sum. Grandfathered amounts are paid at the end of the two-year severance period, and all other amounts are paid on a date at least six months following the date of termination.

- Retirement eligible: Amounts are paid at the time and in the form (lump sum or installments) elected by the NEO; otherwise, the NEO's account balance is paid in a lump sum. Grandfathered amounts are paid at the end of the two-year severance period, and all other amounts are paid on a date at least six months following the date of termination.

(v) Other Benefits: Two years of contributions to U.S. medical, dental, health savings accounts and premiums, if applicable, under the basic and Key Executive Life Insurance Plans; perquisite allowance for the year of termination and outplacement services.

(d) **Termination Without Cause or Constructive Termination in Connection with a CIC.** In the event of termination without cause or constructive termination in connection with a CIC, an NEO would receive:

(i) Severance: Two years' annual compensation, which includes two times the most recent base salary and two times the amount of the last AIA paid.

(ii) Pro Rata Bonus: A pro rata portion of the AIA for the year of termination is paid out at the end of the performance period, subject to Compensation and Benefits Committee negative discretion.

(iii) Value of Accelerated LTIA: For all awards granted upon employment termination ("double trigger"), 100 percent vesting of SOs and RSUs upon CIC and a pro rata portion of outstanding PG awards based on the average of the payout percentages for the last two PG programs paid out before the CIC. For Messrs. Squeri and Buckminster awards granted on October 31, 2017 will vest in full subject to performance condition being met.

(iv) Deferred Compensation: Reflects two years of additional interest crediting (using the prior year's interest rate assuming 3.16 percent for 1994-2004 programs) on the grandfathered amounts (amounts that were earned and vested prior to December 31, 2004). Grandfathered amounts are paid in a lump sum on a date that is at least six months following the date of termination. If the NEO is retirement eligible, all other account balances are paid at the time and in the form (lump sum or installments) elected by the NEO. If the NEO is not retirement eligible, all other account balances are paid in a lump sum on a date that is at least six months following the date of termination.

(v) Other Benefits: Two years of contribution to U.S. medical, dental and health savings accounts, premiums toward basic life insurance, outplacement services and, if applicable, the cash surrender value of the life insurance under our Key Executive Life Insurance Plan.

Equity Compensation Plans

The following table provides summary information with respect to the Company's equity compensation plans under which the Company's common shares may be issued to employees or non-employees (such as consultants or advisors) as of December 31, 2017, each of which was approved by shareholders. Information relating to employee stock purchase plans and employee savings plans (such as 401(k) plans) is not included. Information is provided in the aggregate for the Company's equity compensation plans which have been approved by the Company's shareholders. There are no such plans that have not been approved by shareholders.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	7,261,586	$ 58.92	14,080,981
Equity compensation plans not approved by shareholders	0	0	0
TOTAL	**7,261,586**	**$58.92**	**14,080,981**

Shareholder Proposals

ITEM **4**

Shareholder Proposal Relating to Action by Written Consent

✗ Our Board recommends that you vote **AGAINST** this proposal.

William Steiner, c/o Komlossy Law, PA, 4700 Sheridan St. Suite J, Hollywood, FL 33021 has advised that he is the owner of not less than 100 common shares and that he intends for Mr. John Chevedden to introduce the following proposal on his behalf:

Item 4 — Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

American Express shareholders also do not have the full right to call a special meeting that is available under state law. According to the lame AXP special meeting provision it would take 25% of shares (instead of 10% per state law) to call a special meeting.

Adoption of this proposal would at least give shareholders a better position to engage with the Board and management about improving the qualifications of our directors.

Sadly American Express had directors with no skin in the game. In 2017 it was reported that 4 American Express directors owned no AXP stock:

Anne Lauvergeon
Daniel Vasella
Ralph De La Vega
Michael Leavitt

If our stock slumps these 4 directors have nothing to lose. They can just smile and collect their $350,000 for perhaps 350 hours of work.

Another example of need for improvement is Robert Walter, who as Lead Director, received our 2nd highest negative votes. Mr. Walter had 15-years long-tenure. Long tenure can impair the independence of a director. The Lead Director should have the greatest independence of any director or should give up that role.

Please vote for a best practice in corporate governance:
Shareholder Right to Act by Written Consent - Proposal [4]

Board of Directors Statement in Opposition

The Board recommends a vote AGAINST this proposal because:

1 Our shareholders may effect change by calling a special meeting to raise matters for the review and approval of all shareholders.

2 Permitting action at a meeting (whether the annual meeting or a special meeting) is a more equitable process for shareholders than the written consent process as it provides all shareholders the opportunity to participate, deliberate and vote.

3 Our Board believes that we have a robust corporate governance framework in place that renders this proposal unnecessary.

Our Board believes that implementation of this proposal is unnecessary given the ability of shareholders to call special meetings which allow for shareholder action between annual meetings in an orderly and equitable manner. As permitted by New York State law, the Company's by-laws provide that shareholders holding 25 percent or more of the Company's outstanding common shares may call a special meeting. Our Board continues to believe that the 25 percent ownership requirement for the right of shareholders to call special meetings is a reasonable and appropriate balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders could initiate actions that are not in the best interests of the majority of our shareholders.

Currently, shareholders may propose any proper matter for a vote either through a special meeting or at our annual meeting. Implementation of this proposal, by contrast, could permit fundamental corporate changes to occur outside of a meeting and without notice to other shareholders or time for thoughtful consideration and deliberation. Our Board believes that permitting action at a meeting (whether the annual meeting or a special meeting) is a more equitable process than the action by written consent process as it provides all shareholders the opportunity to participate and vote. Meetings are held at a time, date and venue announced publicly in advance, and all shareholders receive prior notice of the meeting and are invited to attend, vote in person or by proxy, and make their views known. To the contrary, the shareholder proposal would allow shareholders owning slightly over 50 percent of the Company's outstanding shares to act on a significant matter without prior notice of the meeting to all shareholders and without affording all shareholders the opportunity to present their views. This would disenfranchise shareholders who are not given the chance to participate. In addition, the action by written consent process could result in duplicative or contradictory written consents being circulated at the same time, creating substantial confusion and disruption among shareholders.

Contrary to the information in the shareholder proposal, our Corporate Governance Principles require that each director attain a personal holding of American Express shares (inclusive of SEUs) with a value of at least $1,000,000 within five years of joining the Board. All of our directors either have or are on track to meet this requirement.

Additionally, our Board believes that the strong corporate governance processes in place at the Company make the adoption of this shareholder proposal unnecessary. In addition to the special meeting right highlighted above, certain of our corporate governance practices and policies that serve to enhance Board accountability include:

- Our adoption in 2016 of by-law amendments that implement "proxy access," allowing eligible shareholders to include their own nominees for director in our proxy materials along with the Board-nominated candidates;

- Annual election of all directors;

- Majority vote standard to elect directors;

- Our director share ownership requirement;

- Our shareholders' right to directly communicate with and raise concerns to the Board or an individual director; and

- Our robust and ongoing shareholder engagement process that allows shareholders to bring matters to the attention of the Board and management outside of the annual meeting process.

In summary, our Board believes that the implementation of this shareholder proposal is not in the best interests of shareholders or the Company and is unnecessary, given the ability of shareholders to call special meetings and the Company's strong corporate governance practices and policies.

ITEM 5

Shareholder Proposal Relating to
Independent Board Chairman

✗ Our Board recommends that you vote **AGAINST** this proposal.

Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, has advised that she is the owner of 50 common shares and that she intends for Mr. John Chevedden to introduce the following proposal on her behalf:

Item 5 — Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar is an example of a company recently changing course and naming an independent board chairman. Caterpillar had strongly opposed a shareholder proposal for an independent board chairman as recently as its 2016 annual meeting. Wells Fargo also changed course and named an independent board chairman in 2016.

It was reported that 53% of the Standard & Poors 1,500 firms separate these 2 positions (2015 report). This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

This proposal topic won 37% support at our 2016 annual meeting. This 37%-support would have been higher (perhaps 42%) if small shareholders had the same access to corporate governance information as large shareholders.

According to Proxy Insight, 238 funds in their database voted for this proposal topic at AXP – 3-times as many funds as voted against. Unfortunately, large funds like Vanguard and BlackRock voted against, while State Street abstained. We hope they and others will reconsider their position this year, given that our CEO/Chair, with 20-years long-tenure, received the highest negative vote of any director last year.

Our Lead Director had 15-years long-tenure and got the second highest negative vote. Long-tenure can impair the independence of a director no matter how well qualified. Independence is an all-important qualification for a Lead Director. A Lead Director needs to be more independent than any other director.

An independent chairman can also focus on improving the qualification of our directors. For instance 4 directors were reported as owning no stock in 2017.

Please vote to enhance Board oversight of our CEO:
Independent Board Chairman - Proposal [4]

Board of Directors Statement in Opposition

The Board recommends a vote AGAINST this proposal because:

1 Our Board believes it is important to maintain the flexibility to choose the leadership structure that will best fit the Company's circumstances and Board composition at any particular time and that mandating a set leadership structure regardless of the circumstances could impede the Board's effectiveness and ability to act in the best interests of the Company and its shareholders.

2 Our Board recently reviewed our Company's leadership structure in connection with the Company's recent transitions, as outlined on page 17 of the proxy, and chose to maintain a unified Chairman and CEO role combined with a Lead Independent Director with clearly defined and significant responsibilities.

3 Our Board believes that this leadership structure along with active independent director committee chairs, and independent-minded, skilled and committed directors, provides an appropriate framework for effective board oversight and best serves the interests of our shareholders at this time.

Our Board believes that any decision to separate the roles of Chairman and CEO should be within a board's discretion and based on the specific circumstances of a corporation, the independence and capabilities of its directors, and the leadership provided by its CEO and Lead Independent Director. Our Board does not believe that separate roles for the Chairman and CEO should be mandated or that such a separation would, by itself, deliver an additional benefit for shareholders.

Our Board is led by a combination of our Lead Independent Director and our Chairman and CEO, supplemented by engaged independent director committee chairs and independent-minded, skilled and committed directors. Our Board believes that this leadership structure creates an environment in which the Board can work effectively and communication flows efficiently between management and the Board. Moreover, this structure creates a suitable climate for independent directors to appropriately make inquiries of and challenge management. As described in detail on page 17, the succession planning discussions regarding the recent transitions included extensive discussions of the Board's leadership structure. At the conclusion of those discussions, the Board determined that having Mr. Squeri as one clear leader in both the Chairman and CEO roles who has unparalleled company expertise and deep industry experience alongside a strong Lead Independent Director provides the best leadership structure for the Company at this time.

As evidenced below, we believe that the strong governance framework that we have in place supports the objective and independent Board leadership structure necessary to effectively challenge and oversee management.

- All of our Board members are independent within the meaning of the applicable laws, with the exception of the Chairman and CEO.

- We have a Lead Independent Director with significant responsibilities that are described in detail on page 18. We believe that his role is clearly defined and robust, and that combined with his extensive understanding of our business and the Company gleaned from his years on our Board, his past experience as a Chairman and CEO of a public company and his willingness and ability to devote the time required to serve in this role, make him exceptionally well qualified to serve as our Lead Independent Director.

- Our independent directors meet frequently in executive sessions that are chaired by our Lead Independent Director with no members of management present. Independent directors use these executive sessions to discuss matters of concern as well as any matter they deem appropriate, including evaluation of senior management, CEO and management succession, matters to be included on Board agendas, Board informational needs, Board priorities and Board effectiveness.

- Each committee operates under a written charter that has been approved by the Board and that details oversight of key matters.
  - The chairs—and all members—of the Audit and Compliance, Nominating and Governance, Compensation and Benefits, and Risk Committees, are independent directors. These committees also have access to and utilize independent external advisors.
- Our Board conducts a formal annual evaluation of the Chairman and CEO in an executive session where he is not present.
- All directors have full access to all members of management and all employees on a confidential basis.

In summary, our Board continues to believe that our current leadership structure has served our shareholders well and remains in our shareholders' best interests. We believe that our Chairman and CEO has the deep knowledge of the business and day-to-day operations of the Company, clear grasp of the Company's competitive landscape, understanding of shareholder interests, and relationships with customers, business partners, and employees to allow him to provide effective leadership. Moreover, we believe our Lead Independent Director has a clearly defined and significant role and responsibilities to ensure effective oversight and governance by an independent Board.

Stock Ownership Information

The table below shows how many American Express Company common shares certain individuals and entities beneficially owned on March 13, 2018. These individuals and entities include: (1) owners of more than 5 percent of our outstanding common shares; (2) our current directors and nominees; (3) the executive officers named in the Summary Compensation Table on page 74; and (4) all current directors, nominees and executive officers as a group. A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power within 60 days. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. The "Number of Shares Owned" column does not include restricted stock units granted to executive officers or SEUs owned by directors because they are not beneficially owned under SEC rules. The SEUs credited to the directors' accounts as of December 31, 2017 are shown in the last column in the table below.

Name	Number of Shares Owned[4]	Right to Acquire[5]	Percent of Class (%)	Number of SEUs Owned by Director
Warren Buffett Berkshire Hathaway Inc. and subsidiaries 3555 Farnam Street Omaha, NE 68131	151,610,700[1]	—	17.6%	N/A
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	48,642,902[2]	—	5.6%	N/A
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	43,090,501[3]	—	5.0%	N/A
Charlene Barshefsky	20,134	—	*	60,399
John J. Brennan	4,000	—	*	3,693
Douglas E. Buckminster[6]	83,906	174,569	*	N/A
Ursula M. Burns[7]	16,000	—	*	69,956
Jeffrey C. Campbell[8]	86,768	121,462	*	N/A
Kenneth I. Chenault[9]	1,313,567	1,299,417	*	N/A
Peter Chernin	18,300	—	*	36,964
Ralph de la Vega	—	—	*	6,162
Anne Lauvergeon	—	—	*	17,683
Michael O. Leavitt	—	—	*	11,528
Theodore J. Leonsis	20,000	—	*	25,505
Richard C. Levin	2,000	—	*	32,892
Samuel J. Palmisano	550	—	*	13,941
Laureen E. Seeger	35,184	17,777	*	N/A
Stephen J. Squeri	213,890	87,689	*	N/A
Daniel L. Vasella	—	—	*	22,357
Robert D. Walter	230,000	—	*	53,522
Ronald A. Williams	59,125	—	*	60,351
Christopher D. Young	—	—	*	—
All current directors, nominees and executive officers (25 individuals)[10]	1,019,446	607,602	*	414,953

*   Less than one percent.

[1]   Based on information contained in a report on Form 13F that Berkshire Hathaway Inc. (Berkshire) filed with the Securities and Exchange Commission, which contained information provided by Berkshire as of December 31, 2017. Of the shares listed in the table, National Indemnity Co. and its subsidiaries beneficially owned 120,141,879 shares. National Indemnity Co. is a subsidiary of Berkshire. Mr. Buffett, Berkshire and certain subsidiaries of Berkshire share voting and investment power over these shares. Based on information provided to the Company, Mr. Buffett owned 32.0 percent of the aggregate voting power of the outstanding shares of Berkshire's Class A Common Stock and Class B Common Stock. As a result of this ownership position in Berkshire, Mr. Buffett may be considered the beneficial owner of the shares that Berkshire beneficially owns.

In 1995, we signed an agreement (as amended from time to time) with Berkshire designed to ensure that Berkshire's investment in our Company will be passive. The agreement remains in effect as long as Berkshire owns 10 percent or more of our voting securities. Berkshire made similar commitments to the Board of Governors of the Federal Reserve System. Berkshire and its subsidiaries have also agreed to follow our Board's recommendations in voting company common shares they own as long as Mr. Squeri is our chief executive officer and Berkshire owns 5 percent or more of our voting securities. With certain exceptions, Berkshire and its subsidiaries may not sell company common shares to any person who owns more than 5 percent of our voting securities or who attempts to change the control of the Company.

(2) Based on information contained in a report on Form 13G that The Vanguard Group, Inc. (Vanguard) filed with the Securities and Exchange Commission, which contained information provided by Vanguard as of December 31, 2017.

(3) Based on information contained in a report on Form 13F that BlackRock, Inc. (BlackRock) filed with the Securities and Exchange Commission which contained information by BlackRock as of December 31, 2017.

(4) This column includes shares held in RSP accounts on March 13, 2018, as follows:

Name	Number of Shares in RSP Accounts
K.I. Chenault	25,031
S.J. Squeri	119
J.C. Campbell	—
D.E. Buckminster	13,260
L.E. Seeger	—
All current executive officers (11 individuals)*	16,473

*   This amount does not include Mr. Chenault, who was succeeded by Mr. Squeri on February 1, 2018.

(5) These are shares that the named individuals have the right to acquire within 60 days upon the exercise of SOs or the vesting of RSUs they hold.

(6) Includes 51,132 shares held in family trusts in respect of which Mr. Buckminster holds voting and investment power.

(7) Includes 5,519 shares held in family trusts in respect of which Ms. Burns holds voting and investment power.

(8) Includes 86,767 shares held in family trusts in respect of which Mr. Campbell holds voting and investment power.

(9) Includes 106,090 shares held in family trusts in respect of which Mr. Chenault shares voting and investment power with a directed trustee.

(10) On March 13, 2018, the current directors, nominees and executive officers beneficially owned 1,627,048 shares or about 0.2 percent of our outstanding shares. No current director, nominee or executive officer beneficially owned more than 1 percent of our outstanding shares. This amount does not include Mr. Chenault, who was succeeded by Mr. Squeri on February 1, 2018.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and beneficial owners of 10 percent or more of our common shares to file reports with the SEC. We assist our directors and officers by monitoring transactions and completing and filing these reports on their behalf. Based on our records and other information, we believe that all reports that were required to be filed under Section 16(a) during 2017, were timely filed.

Other Information

Attending the Annual Meeting of Shareholders and Webcast

Admission

We do not require tickets for admission to the meeting but do limit attendance to shareholders as of the record date or their proxy holders. Please bring proof of your common share ownership, such as a current brokerage statement, and photo identification. Only shareholders or their valid proxy holders may address the meeting. Please note that cameras, camcorders, videotaping equipment and other recording devices, and large packages, banners, placards and signs will not be permitted in the meeting.

Street Name Holders

If your shares are held in a bank, brokerage or other institutional account, you are a beneficial owner of these shares but not the record holder. This is known as holding shares in "street name." If you wish to vote these shares in person at the meeting, you must obtain a legal proxy from your bank, broker or other intermediary and bring it with you to hand in with your ballot.

Webcast

You can access a live audio webcast and a replay of the meeting on our investor website at http://ir.americanexpress.com.

Vote Confirmation

You may confirm your vote was cast in accordance with your instructions. Beginning April 23, 2018, and for up to two months after the annual meeting, you may confirm your vote beginning 24 hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto proxyvote.com using your control number (included on your notice, on your proxy card or in the instructions that accompanied your proxy materials) and receive confirmation on how your vote was cast. If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker, and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

Additional Matters

Mr. Peter Lindner, a former employee of the Company who has pursued a number of personal grievances against the Company since his employment was terminated in 1998, has submitted a shareholder proposal under the Company's by-laws relating to, among other things, his termination of employment and his grievances against the Company (Lindner Proposal). Mr. Lindner has notified the Company that he intends to present the Lindner Proposal at this year's annual meeting and nominate himself for election to the Board at this year's annual meeting (Lindner Nomination).

The Board's designated proxyholders have discretionary authority to vote the proxies solicited by the Company on the Lindner Proposal. If the Lindner Proposal is properly presented at the annual meeting, the Board's designated proxyholders intend to exercise their discretion to vote "AGAINST" the Lindner Proposal.

Participants in the Solicitation

Under applicable SEC Regulations, members of the Board, the Board's nominees, and certain officers and employees of the Company are "participants" with respect to the Company's solicitation of proxies in connection with the annual meeting. Certain information concerning these "participants" is set forth in this Proxy Statement and Annex A hereto.

Solicitation of Proxies; Expenses

We are providing this proxy statement to you in connection with the solicitation of proxies by our Board for the 2018 annual meeting including any adjournment or postponement of the meeting.

We will pay the expenses of soliciting proxies on behalf of the Board. Our directors, officers or employees may solicit proxies for us in person or by mail, telephone, facsimile or electronic transmission. As a result of the Lindner Proposal and the Lindner Nomination, we will incur additional costs in connection with our solicitation of proxies.

We have hired Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, to help us distribute and solicit proxies. We will pay them $19,000.00 plus expenses for these services. Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. If Mr. Lindner commences an actual solicitation of proxies, Morrow Sodali expects that approximately ten of its employees would assist in the solicitation. Our expenses related to the solicitation of proxies from shareholders this year will exceed those normally spent for an annual meeting of shareholders. Such additional costs are estimated to aggregate to approximately $100,000.00. These additional solicitation costs are expected primarily to include the increased fees of outside counsel. To date, we have incurred substantially all of these additional solicitation costs.

Notice of Business to Come Before the Meeting

Our Board and the Company's management have not received notice of, and are not aware of, any business to come before the annual meeting other than the agenda items referred to in this Proxy Statement and the submission of the Lindner Proposal. Adoption of the Lindner Proposal, if properly presented, requires the approval of the majority of the votes cast. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on the Lindner Proposal. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

2018 Annual Meeting of Shareholders Information

Shareholder Proposals for Inclusion in Next Year's Proxy Statement

To be considered for inclusion in next year's proxy statement, any shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received by our Secretary at our principal executive offices no later than November 19, 2018. Any such proposals must comply with all of the requirements of SEC Rule 14a-8.

Other Shareholder Proposals for Presentation at Next Year's Annual Meeting

Under our by-laws, shareholders must follow certain advance notice procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these advance notice procedures, shareholders must submit the proposed nominee or item of business by delivering a notice to the Secretary at our principal executive offices. We must receive notice as follows:

- If it is a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting, we must receive notice not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that the 2018 Annual Meeting of Shareholders is held on schedule, we must receive notice pertaining to the 2019 Annual Meeting of Shareholders no earlier than January 7, 2019 and no later than February 6, 2019.

- However, if we hold the 2018 Annual Meeting of Shareholders on a date that is not within 25 days before or after such anniversary date, we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

- If we hold a special meeting to elect directors, we must receive a shareholder's notice of intention to introduce a nomination no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

Our by-laws provide that notice of a proposed nomination must include certain information about the shareholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Any notice (other than a proposal pursuant to Rule 14a-8) that is received outside of the window specified above for proposed items of business will be considered untimely under Rule 14a-4(c) under the Securities Exchange Act of 1934. The persons named in the proxy for the meeting may exercise their discretionary voting power with respect to all such matters, including voting against them.

All director nominations and shareholder proposals, other than shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must comply with the requirements of the Company's by-laws. You may obtain a copy of the Company's by-laws at no cost from the Company's Corporate Secretary (see page 100 for contact information).

Additional Voting Information

Voting at the Annual Meeting

Shares represented by valid proxies or voting instruction forms that are received on time will be voted as specified. If you sign and return your proxy card or voting instruction form but do not indicate specific choices, your shares will be voted as our Board recommends. The way you vote your shares prior to the meeting will not limit your right to change your vote at the meeting if you attend in person and vote by ballot.

Street Name Holders

If you hold shares in street name and you want to vote in person at the meeting, you must obtain a proxy from the record holder of your shares as of the close of business on the record date indicating that you were beneficial owner of these shares as of the record date, as well as the number of shares of which you were the beneficial owner, and appointing you as the record holder's proxy to vote these shares. You should contact your bank, broker or other intermediary through which you hold your shares for instructions on how to obtain a proxy.

Record Date

You may vote all common shares that you owned as of the close of business on March 9, 2018, the record date for the meeting. On the record date, we had 860,144,667 common shares outstanding and entitled to vote. Each common share is entitled to one vote on each matter properly brought before the meeting.

Ownership of Shares

You may own common shares in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through the Computershare Investment Plan, our transfer agent's stock purchase plan, or restricted stock awards issued to employees under our long-term incentive plans
- Indirectly through a broker, bank or other intermediary in "street name"
- Indirectly through the American Express Company Stock Fund of our RSP or the Employee Stock Ownership Plan (ESOP) of Amex Canada, Inc. and Amex Bank of Canada

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent. If you hold your shares in street name, your broker, bank or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials or following the instructions in the notice you received.

Shares Held Under Plans

If you participate in the Computershare Investment Plan, which is the stock purchase plan administered by Computershare, the Company's transfer agent, your proxy includes the number of shares enrolled in that plan as well as any shares you have acquired through dividend reinvestment. If you participate in the RSP or ESOP, your proxy includes shares that the relevant plan has credited to your account.

To allow sufficient time for the RSP and the ESOP trustees to vote, the trustees must receive your voting instructions by 3:00 p.m. Eastern Time on May 2, 2018. If the trustees for the RSP and the ESOP do not receive your instructions by that date, the trustees will not vote your shares.

How to Cast Your Vote

You may vote common shares that you owned as of the close of business on March 9, 2018, which is the record date for the meeting. We encourage you to vote as soon as possible, even if you plan to attend the meeting in person. Please follow the instructions on your proxy card, voting instruction form or on the notice of internet availability of proxy materials that you received. If you submit your vote prior to the meeting, you may still attend and vote at the meeting.

You may vote in the following ways:

By Telephone	You can vote by calling the number on your proxy card or voting instruction form or provided on the website listed on your notice.
Online	You can vote online at proxyvote.com.
By Mail	If you received written materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the envelope provided.
In Person	You can vote in person at the annual meeting. If you hold your shares in street name, you must obtain a proxy from the record holder to vote in person.

For telephone and online voting, you will need the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Telephone and online voting are available through 3:00 p.m. Eastern Time on May 2, 2018, for shares held in employee plans, and through 11:59 p.m. Eastern Time on Sunday, May 6, 2018, for all other shares.

Confidential Voting

We maintain the confidentiality of the votes of individual shareholders. Your vote will not be disclosed unless the law requires disclosure, you authorize disclosure or your vote is cast in a contested election. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments. In addition, the Inspectors of Election and selected employees of our independent tabulating agent may have access to individual votes in the normal course of counting and verifying the vote.

Effect of Not Casting Your Vote

If you hold your shares in street name, you must instruct your bank, broker or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" item on this year's annual meeting agenda is Item 2 (Ratification of the Company's independent registered public accounting firm).

> If you hold your shares in street name and you wish to have your shares voted on all items in this proxy statement, please return your voting instruction form or cast your instructions by telephone or online. Otherwise, your shares will not be voted on any items with the exception that your broker may vote in its discretion on Item 2.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted if you:

- Submit a written revocation to our Company's Corporate Secretary;
- Submit a later-dated proxy;
- Provide subsequent telephone or online voting instructions or;
- Vote in person at the meeting.

If you hold your shares in street name, please follow the directions provided to you by your bank, broker or other intermediary to change or revoke any voting instructions you have already provided.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the meeting, either in person or by proxy. For the 2018 annual meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and New York State law:

Item	Vote Required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?*
Election of directors	Plurality of the votes cast	No	No
Ratification of appointment of independent registered public accounting firm	Approval of the majority of the votes cast	No	Yes
Advisory resolution to approve executive compensation**	Approval of the majority of the votes cast	No	No
Shareholder proposals**	Approval of the majority of the votes cast	No	No

*   A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under Effect of Not Casting Your Vote, your broker may vote in its discretion only on Item 2, Ratification of appointment of the Company's independent registered public accounting firm.

**   Advisory/Non-binding

There are no cumulative voting rights. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on any of the proposals. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Multiple Shareholders Sharing the Same Address

We are sending only one notice or one proxy statement and annual report to the address of multiple shareholders unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," reduces duplicate mailings, saving paper and reducing printing costs. If any shareholder residing at such an address wishes to receive an individual copy of the materials, or if you are receiving multiple copies of our proxy statement and annual report and would like to enroll in this service, please contact the Company's Corporate Secretary (see below for contact information).

Availability of Form 10-K

If you would like a paper copy of our 2017 Form 10-K, excluding certain exhibits, please contact Tangela S. Richter, Corporate Secretary and Chief Governance Officer, American Express Company, 200 Vesey Street, New York, New York 10285 or by telephone at 212-640-2000.



STEPHEN J. SQUERI

Chairman and CEO

Annex A—Additional Information Regarding Participants in the Solicitation

Under applicable SEC rules and regulations, members of the Board, the Board's nominees, and certain officers and other employees of the Company are "participants" with respect to the Company's solicitation of proxies in connection with the annual meeting. The following sets forth certain information about the persons who are "participants."

Directors and Nominees

The following table sets forth the names and business addresses of the Company's directors (each of whom is also a current nominee for director with the exception of Ms. Burns and Messrs. Chenault and Walter), as well as the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the directors is carried on. The principal occupations or employment of the Company's directors are set forth under the heading "Item 1: Election of Directors" in the Proxy Statement.

Name	Business Name and Address
Charlene Barshefsky	WilmerHale 1875 Pennsylvania Ave., NW Washington, D.C. 20006
John J. Brennan	Vanguard 400 Devon Park Drive Wayne, PA 19087
Ursula M. Burns	Veon Claude Debussylaan 88 1082 MD Amsterdam The Netherlands
Kenneth I. Chenault	American Express Company 200 Vesey Street New York, NY 10285
Peter Chernin	The Chernin Group 12180 Millennium Drive, Suite 500 Playa Vista, CA 90094
Ralph de la Vega	American Express Company 200 Vesey Street New York, NY 10285 c/o Kristina Fink
Anne Lauvergeon	A.L.P. SAS 13 rue du Docteur Lancereaux 75008 Paris, France
Michael O. Leavitt	Leavitt Partners, LLC 299 South Main St., Suite 2300 Salt Lake City, UT 84111
Theodore J. Leonsis	Monumental Sports and Entertainment Verizon Center 601 F Street, NW 3rd Floor Washington, DC 2004
Richard C. Levin	Coursera 381 E. Evelyn Avenue Mountain View, CA 94041
Samuel J. Palmisano	301 Merritt 7 Norwalk, CT 06851
Stephen J. Squeri	American Express Company 200 Vesey Street New York, NY 10285

Name	Business Name and Address
Daniel L. Vasella	Novartis 14 P.O. Box 6343 Rotkreuz/Risch Switzerland
Robert D. Walter	The Robert D. Walter Company 330 West Spring Street, Suite 400 Columbus, OH 43215
Ronald A. Williams	RW2 Enterprises, LLC 2255 Glades Road, Suite 324A Boca Raton, FL 33431
Christopher D. Young	2821 Mission College Blvd. Santa Clara, CA 95054

Certain Officers and Other Employees

The following table sets forth the name and principal occupation of the Company's officers and employees who are "participants." The principal occupation refers to such person's position with the Company, and the principal business address of each such person is c/o American Express Company, 200 Vesey Street, New York, New York 10285.

Name	Principal Occupation
Tangela S. Richter	Corporate Secretary and Chief Governance Officer*
Carol V. Schwartz	Former Corporate Secretary*
Sherwood Willard	Head of Investor Relations

*   Ms. Richter succeeded Ms. Schwartz as the Company's Corporate Secretary on October 1, 2017.

Information Regarding Ownership of the Company's Securities by Participants

Except as described in this Annex A or in the proxy statement, none of the persons listed above under "Directors and Nominees" or "Certain Officers and Other Employees" owns any Company securities of record that they do not own beneficially. The number of Company securities beneficially owned by directors and NEOs as of March 13, 2018 is set forth under the heading "Stock Ownership Information" in the proxy statement. The number of Company securities beneficially owned by the Company's other officers and employees who are "participants" as of March 13, 2018 is set forth below.

Name	Company's Securities Owned
Tangela S. Richter	0
Carol V. Schwartz	8,635
Sherwood Willard	932

Information Regarding Transactions in the Company's Securities by Participants

The following table sets forth purchases and sales of the Company's securities during the past two years by the persons listed above under "Directors and Nominees" and "Certain Officers and Other Employees." None of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Company's Securities Purchased or Sold (February 1, 2016 through March 13, 2018)

Name	Date	Number of Shares and Units in Company's Securities Acquired or (Disposed of)	Notes
Charlene Barshefsky	—	—	—
John J. Brennan	2/22/17	4,000	(1)
Ursula M. Burns	12/14/17	(4,000)	(4)
Kenneth I. Chenault	3/31/2016	92	(8)
	5/19/2016	625,000	(2)
	5/19/2016	257,813	(2)
	5/19/2016	(838,968)	(3)
	6/30/2016	75	(8)
	8/16/2016	(16,000)	(4)
	9/30/2016	75	(8)
	12/31/2016	77	(8)
	1/26/2017	(63,148)	(5)
	1/26/2017	63,149	(6)
	1/26/2017	(33,349)	(7)
	1/28/2017	78,361	(6)
	1/28/2017	78,361	(6)
	1/28/2017	(43,742)	(7)
	3/31/2017	69	(8)
	6/13/2017	(22,000)	(4)
	6/30/2017	69	(8)
	7/24/2017	960,000	(2)
	7/24/2017	(484,257)	(3)
	7/24/2017	(305,246)	(3)
	9/30/2017	65	(8)
	12/14/2017	118,000	(2)
	12/14/2017	(96,440)	(3)
	12/14/2017	(5,087)	(4)
	12/31/2017	65	(8)
	1/24/2018	(19,856)	(5)
	1/24/2018	19,857	(6)
	1/24/2018	(9,035)	(7)
	1/26/2018	87,777	(6)
	1/26/2018	87,777	(6)
	1/26/2018	(46,715)	(7)
Peter Chernin	—	—	—
Ralph de la Vega	—	—	—
Anne Lauvergeon	—	—	—
Michael O. Leavitt	—	—	—
Theodore J. Leonsis	—	—	—
Richard C. Levin	—	—	—
Samuel J. Palmisano	—	—	—

Name	Date	Number of Shares and Units in Company's Securities Acquired or (Disposed of)	Notes
Stephen J. Squeri	2/10/2016	140	(9)
	3/31/2016	33	(8)
	5/10/2016	116	(9)
	6/30/2016	33	(8)
	8/10/2016	114	(9)
	9/30/2016	33	(8)
	11/10/2016	120	(9)
	12/7/2016	39,370	(2)
	12/7/2016	(34,755)	(3)
	12/31/2016	37	(8)
	1/26/2016	15,006	(6)
	1/26/2016	(5,893)	(7)
	1/28/2017	26,260	(6)
	1/28/2017	26,260	(6)
	1/28/2017	(13,616)	(7)
	2/10/2017	107	(9)
	3/31/2017	37	(8)
	5/10/2017	107	(9)
	6/30/2017	37	(8)
	7/25/2017	32,965	(2)
	7/25/2017	37,486	(2)
	7/25/2017	(62,792)	(3)
	7/25/2017	(32,000)	(3)
	8/10/2017	98	(9)
	9/30/2017	37	(8)
	11/10/2017	98	(9)
	12/31/2017	41	(8)
	1/26/2018	(5,000)	(4)
	1/26/2018	27,777	(6)
	1/26/2018	27,777	(6)
	1/26/2018	(12,178)	(7)
	2/9/2018	103	(9)
Daniel L. Vasella	—	—	—
Robert D. Walter	—	—	—
Ronald A. Williams	—	—	—
Christopher D. Young	—	—	—
Tangela S. Richter	10/31/2017	1,129	(6)
	10/31/2017	(466)	(7)
	11/2/2017	(663)	(3)
Carol V. Schwartz	1/28/2017	1,155	(6)
	1/28/2017	(221)	(7)
	1/26/2018	1,591	(6)
	1/26/2018	(657)	(7)
Sherwood Willard	5/12/2016	4,210	(2)
	5/12/2016	(4,210)	(3)
	5/12/2016	1,247	(2)
	5/12/2016	(1,247)	(3)
	1/28/2017	1,530	(6)
	1/28/2017	(702)	(7)
	7/31/2017	2,540	(2)
	7/31/2016	(2,540)	(3)
	1/26/2018	1,591	(6)
	1/26/2018	(659)	(7)
	1/29/2018	559	(2)
	1/29/2018	(559)	(3)
	1/29/2018	(828)	(3)
	1/31/2018	2,396	(6)
	1/31/2018	(916)	(7)
	3/9/2018	(1480)	(3)

(1)   Open market acquisition

(2)   Exercise of Nonqualified Options

(3)   Open market sale

(4)   Gift of shares

(5)   Vesting of Restricted Stock Awards (RSAs) or RSUs paid out in cash

(6)   Vesting of RSAs, RSUs or Restricted Stock Options

(7)   Shares withheld as payment of taxes or costs upon conversion, vesting, or exercise of RSAs, RSUs or Nonqualified Options

(8)   Represents estimated quarterly increase (decrease) of units held in the participant's RSP

(9)   Shares acquired pursuant to dividend reinvestment between February 10, 2016 and February 9, 2018

Miscellaneous Information Concerning Participants

Except as described in this Annex A or in the proxy statement, neither any participant nor any of their respective associates or affiliates (together, the Participant Affiliates) is either a party to any transaction or series of transactions since January 1, 2017 or has knowledge of any current proposed transaction or series of proposed transactions (i) to which the Company or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000 and (iii) in which any participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Annex A or in the proxy statement, (a) no participant or Participant Affiliate, directly or indirectly, beneficially owns any securities of the Company or any securities of any subsidiary of the Company, and (b) no participant owns any securities of the Company of record but not beneficially.

Except as described in this Annex A or in the proxy statement, no participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party.

Except as described in this Annex A or in the proxy statement, there are no contracts, arrangements or understandings by any participant or Participant Affiliate since January 1, 2017 with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as described in this Annex A or in the proxy statement, and excluding any director or executive officer of the Company acting solely in that capacity, no person who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the annual meeting.

Annex B—Information Regarding Non-GAAP Financial Measures

(Millions, except percentages and per share amounts)

The tables below provide further information regarding adjusted amounts included in this proxy statement and reconciliations to GAAP measures.

Adjusted Total Revenues Net of Interest Expense ($ in millions)	2016	2017
GAAP Total Revenues Net of Interest Expense	$ 32,119	$ 33,471
Estimated Costco-Related Revenues [a]	($ 1,193)	
Adjusted Total Revenues Net of Interest Expense	$ 30,926	$ 33,471
FX-adjusted Adjusted Total Revenues Net of Interest Expense [b]	$ 30,996	
YoY% Increase/(Decrease) in Total Revenues Net of Interest Expense		4%
YoY% Increase/(Decrease) in Adjusted Total Revenues Net of Interest		8%
YoY% Increase/(Decrease) in FX-adjusted Adjusted Total Revenues Net of Interest Expense		8%

Adjusted Return on Equity for Tax Act Impacts ($ in millions)	2017
GAAP Net Income for the twelve months ended December 31	$ 2,736
2017 Tax Act Impacts [c]	$ 2,595
Adjusted Net Income	$ 5,330
Average Shareholders' Equity	$ 20,820
2017 Tax Act Impacts [c]	$ 199
Adjusted Average Shareholders' Equity	$ 21,019
Return on Average Equity	13.1%
Adjusted Return on Average Equity	25.4%

Adjusted Diluted EPS	2016	2017
GAAP Diluted EPS Attributable to Common Shareholders	$5.65	$2.97
2017 Tax Act Impacts [c]		$2.90
2016 Restructuring (pre-tax)	$0.43	
2016 Tax Impact of Restructuring	($0.15)	
2016 Restructuring (after-tax)	$0.28	
Adjusted Diluted Earnings Per Share	$5.93	$5.87

Cumulative Adjusted Diluted EPS	2017
2015 GAAP Diluted EPS Attributable to Common Shareholders	$5.05
2016 GAAP Diluted EPS Attributable to Common Shareholders	$5.65
2017 GAAP Diluted EPS Attributable to Common Shareholders	$2.97
Cumulative GAAP Diluted EPS Attributable to Common shareholders	$13.67
2015 Prepaid Services Business Impairment (pre-tax) [d]	$0.41
2015 Tax Impact of Prepaid Services Business Impairment [d]	($0.08)
2015 Prepaid Services Business Impairment (after-tax) [d]	$0.33
2016 Restructuring (pre-tax)	$0.43
2016 Tax Impact of Restructuring	($0.15)
2016 Restructuring (after-tax)	$0.28
2017 Tax Act Impacts [c]	$2.90
2015 Adjusted Diluted EPS Attributable to Common Shareholders	$5.38
2016 Adjusted Diluted EPS Attributable to Common Shareholders	$5.93
2017 Adjusted Diluted EPS Attributable to Common Shareholders	$5.87
Cumulative Adjusted Diluted EPS Attributable to Common shareholders	$17.18

Global Consumer Services Total Revenues ($ in millions)	2016	2017
Reported Total Revenues	$17,908	$18,766
FX-adjusted Total Revenues[b]	$17,942	
YoY% Increase/(Decrease) in Reported Total Revenues		5%
YoY% Increase/(Decrease) in FX-adjusted Total Revenues		5%

Global Consumer Services Q4 Revenues ($ in millions)	2016	2017
Reported Q4 Revenues	$4,406	$4,974
FX-adjusted Q4 Revenues[b]	$4,467	
YoY% Increase/(Decrease) in Reported Q4 Revenues		13%
YoY% Increase/(Decrease) in FX-adjusted Q4 Revenues		11%

[a] Represents estimated Discount revenue from Costco in the U.S. for spend on American Express cards and from other merchants for spend on the Costco cobrand card as well as Other fees and commissions and Interest income from Costco cobrand Card Members. Management believes revenues net of interest expense excluding estimated Costco-related revenues is useful in evaluating the ongoing operating performance of the Company following the end of the Costco U.S. relationship.

[b] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into USD (i.e., assumes the foreign exchange rates used to determine results for 2017 apply to the period(s) against which such results are being compared). The Company believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

[c] Tax Act Impacts include deemed repatriation of certain overseas earnings and remeasurement of U.S. net deferred tax assets.

[d] Primarily includes the impairment of goodwill and technology costs, together with some restructuring costs, within the Prepaid Services Business.


Murray Street
W Broadway
North End Av
River Terrace
Vesey St
Hudson River Greenway
West St
Battery Park City Esplanade
Barclay St
BMCC Murray
Park Pl
Greenwich St
Church St
North Cove
Yacht Harbor
Vesey St
Silverstein
Family Park
Three World
Financial Center
Fulton St
Park Pl
Barclay St
Vesey St
Two World Trade Center
Pumphouse
Park
Liberty St

Location of the 2018 Annual Meeting and How to Get There

Our world headquarters is the site of the 2018 Annual Meeting of Shareholders. We are located at 200 Vesey Street on the west side of Lower Manhattan in Brookfield Place (formerly known as the World Financial Center).

By subway

Take any of these subway lines: the A, C, E, R or the 1, 2, 3, 4 or 5 trains. All of these trains stop near Brookfield Place. Brookfield Place is located across the West Side Highway (also known as West Street) from the trains, toward the Hudson River. Our building is on the north side of the Winter Garden in Brookfield Place.

By car

Take the West Side Highway in Lower Manhattan. Enter Brookfield Place by turning west on either Murray Street or Vesey Street. Go to the main entrance of our building located at the corner of Vesey Street and the West Side Highway.

If you need special assistance at the annual meeting, please contact Tangela S. Richter, our Corporate Secretary, by telephone at 212-640-2000, by email at corporatesecretarysoffice@aexp.com or by writing to her at the Company's headquarters at 200 Vesey Street, New York, New York 10285.

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BLUE BOX
VALUES

WE DELIVER FOR OUR CUSTOMERS.

We're driven by our commitment to deliver exceptional products, services and experiences to our customers. We value our strong customer relationships, and are defined by how well we take care of them.

WE MAKE IT GREAT.

We deliver an unparalleled standard of excellence in everything we do, staying focused on the biggest opportunities to be meaningful to our customers. From our innovative products to our world-class customer service, our customers expect the best—and our teams are proud to deliver it.

WE DO WHAT'S RIGHT.

Customers choose us because they trust our brand and people. We earn that trust by ensuring everything we do is reliable, consistent, and with the highest level of integrity.

WE RESPECT PEOPLE.

We are a diverse and inclusive company, and serve diverse customers. We believe we are a better company when each of us feels included, valued, and able to trust colleagues who respect each of us for who we are and what we contribute to our collective success.

WE NEED DIFFERENT VIEWS.

By being open to different ideas from our colleagues, customers and the world around us, we will find more ways to win.

WE WIN AS A TEAM.

We view each other as colleagues—part of the same team, striving to deliver the brand promise to our customers and each other every day. Individual performance is essential and valued, but never at the expense of the team.

WE CARE ABOUT COMMUNITIES.

We aim to make a difference in the communities where we work and live. Our commitment to corporate social responsibility makes an impact by strengthening our connections.

American Express Company
200 Vesey Street
New York, New York 10285

